     As filed with the Securities and Exchange Commission on July 9, 2002

                                                     Registration No. 333-86404
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               -----------------


                                AMENDMENT NO. 4

                                      TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               -----------------

                         Medco Health Solutions, Inc.
            (Exact name of registrant as specified in its charter)

           Delaware                         6411                   22-3461740
(State or other jurisdiction of (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification Number)

                               -----------------

                            100 Parsons Pond Drive
                       Franklin Lakes, New Jersey 07417
                                (201) 269-3400
  (Address, including Zip Code, and telephone number, including Area Code, of registrant's principal executive offices)

                               -----------------

                           David S. Machlowitz, Esq.
             Senior Vice President, General Counsel and Secretary
                         Medco Health Solutions, Inc.
                            100 Parsons Pond Drive
                       Franklin Lakes, New Jersey 07417
                                (201) 269-3400
(Name, address, including Zip Code, and telephone number, including Area Code, of agent for service)

                               -----------------

                                  Copies to:

               Valerie Ford Jacob, Esq.         Ann Bailen Fisher, Esq.
              Steven G. Scheinfeld, Esq.          Sullivan & Cromwell
       Fried, Frank, Harris, Shriver & Jacobson     125 Broad Street
                  One New York Plaza            New York, New York 10004
               New York, New York 10004              (212) 558-4000
                    (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]


                        CALCULATION OF REGISTRATION FEE



----------------------------------------------------------------------------------------------------------
                                                  Proposed Maximum   Proposed Maximum
Title of Each Class of Securities  Amount to be  Offering Price Per Aggregate Offering      Amount of
        to be Registered            Registered          Unit             Price(1)      Registration Fee(2)
----------------------------------------------------------------------------------------------------------
              Notes.............. $1,000,000,000        100%          $1,000,000,000         $92,000(3)
----------------------------------------------------------------------------------------------------------


(1)A portion of the proposed maximum aggregate offering price represents notes that are to be offered outside the United States but that may be resold from time to time in the United States. Such notes are not being registered for the purpose of sales outside the United States.


(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


(3)Previously paid.

                               -----------------

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


[LOGO OF MEDCO HEALTH]



                    Subject to Completion. Dated July 9, 2002.


                                   $1,000,000,000

                             Medco Health Solutions, Inc.

                        $             % Notes due 2007
                        $             % Notes due 2012

                                       -----------------

              Terms of     % Notes                             Terms of     % Notes

..Maturity                                        .Maturity
             , 2007.                                          , 2012.

..Interest                                        .Interest
 Fixed annual rate of     %.                      Fixed annual rate of     %.

 Paid every six months on          and         ,  Paid every six months on          and         ,
 beginning       , 20  .                          beginning       , 20  .

..Redemption                                      .Redemption
 Redeemable in whole or in part at the option of  Redeemable in whole or in part at the option of
 Medco Health Solutions, Inc.                     Medco Health Solutions, Inc.

..Ranking                                         .Ranking
 Unsecured and unsubordinated.                    Unsecured and unsubordinated.

..Listing on National Securities Exchange         .Listing on National Securities Exchange
 None.                                            None.

    Prior to or concurrently with this offering, Merck & Co., Inc., Medco Health Solutions, Inc.'s parent company, will offer up to 19.9% of the outstanding shares of Medco Health Solutions, Inc.'s common stock in a separate initial public offering. Completion of this offering is contingent on the completion of the equity offering.

    See "Risk Factors" beginning on page 12 to read about factors you should consider before buying the notes.

                               -----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------


                                      Per   %             Per   %
                                   note due 2007 Total note due 2012 Total
                                   ------------- ----- ------------- -----
     Public offering price........             %   $              %    $
     Underwriting discount........             %   $              %    $
     Proceeds, before expenses, to
       Medco Health...............             %   $              %    $

    The public offering prices set forth above do not include accrued interest,
if any. Interest on the notes will accrue from         , 2002 and must be paid
by the purchaser if the notes are delivered after     , 2002.

                               -----------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New
York, New York on           , 2002.

Goldman, Sachs & Co.                                     Salomon Smith Barney
                                   JPMorgan

                               -----------------

                     Prospectus dated             , 2002.

                              Inside Front Cover

        [Description of Artwork: photograph of automated pharmacy in Willingboro, New Jersey.]

                              PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information about our company, the notes and our financial statements and the notes to those statements appearing elsewhere in this prospectus.

    Unless otherwise indicated, all references in this prospectus:

   . to Medco Health, us or we include Medco Health Solutions, Inc., its subsidiaries and its predecessors, including Merck-Medco Managed Care, L.L.C., the company that has historically operated our business and that converted to a corporation in accordance with Delaware law on May 21, 2002;

   . to Merck & Co., Inc. or Merck include Merck & Co., Inc. and its subsidiaries;

   . to years are to our fiscal years ended on the last Saturday in December of the year indicated; and

   . to quarters are to our fiscal quarters ended on the last Saturday in March, June, September or December of the quarter indicated.

                         Medco Health Solutions, Inc.

    We are the nation's largest pharmacy benefit manager, or PBM, based on the more than $29 billion in drug expenditures, commonly referred to as "drug spend", we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high quality service while effectively managing drug costs for our clients and their members has made us a market leader.

    We actively pursue initiatives to reduce the rate of increase in our clients' drug spend, commonly referred to as "drug trend", to save members money and to improve the services we provide both our clients and their members. We continue to expand our pre-eminent home delivery, or mail order, business, which reduces drug costs for our clients and provides enhanced reliability and service to their members. In 2001, our national network of 12 home delivery pharmacies filled approximately 75 million prescriptions, representing about 50% more than the number of prescriptions filled by the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. Our high quality service, advanced technology and cost containment initiatives enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by the Centers for Medicare & Medicaid Services, or CMS, formerly the Health Care Financing Administration.

    As of May 2002, we had approximately 1,680 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of May 2002, the plans we administered for our clients covered 205 of the Fortune 500, including 58 of the Fortune 100, 13 of the country's 44 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, the aggregate drug spend we managed for small to mid-size clients increased an average of approximately 44% per year to approximately $1.3 billion in 2001, excluding increases due to acquisitions.

    From 1997 to 2001, the total drug spend we managed for clients increased on average approximately 25.7% per year. In 2001, we filled or processed approximately 537 million prescriptions, had net revenues of more than $29 billion and net income of more than $250 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $837 million. See Note 7 under "Selected Historical Consolidated Financial and Operating Data". Our profitability is driven by our ability to retain a portion of the rebates we receive from pharmaceutical manufacturers, negotiate favorable discounts on prescription drugs and deliver services in a cost-efficient manner.

                               Industry Overview

    Drug purchases in the United States totaled over $130 billion during 2001, based on wholesale manufacturer prices. We do not believe that reliable aggregate drug spend amounts, which are based on retail prices paid by consumers and plan sponsors, are available. Prescription drugs are the fastest growing component of health care costs. CMS reported in June 2001 that the cost of prescription drugs was expected to rise between 10% and 15% per year over the next eight years.

    CMS reported that PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans. These services include:

   . design and implementation of formularies, which are lists of preferred drugs from which a PBM's client's members and their physicians can choose;

   . large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

   . negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

   .  increasingly, home delivery pharmacies; and

   . programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control chronic health conditions.

    Areas of potential growth for the PBM industry include increased use of currently available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets.

                               Business Strategy

    Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the business strategies outlined below and described in greater detail in the section "Business--Business Strategy":

    Deliver high quality client and member service. We provide our clients with individualized prescription drug benefit plan solutions by delivering high quality customized plan design, clinical services, ongoing interactive monitoring and reporting, consulting and other services. Clients and members benefit from the high quality services that our individualized prescription drug benefit plans enable us to deliver, our clinical services and access to the fast and reliable service provided by our call center pharmacies.

    Take advantage of our significant technology investments to drive growth, improve service and reduce costs. Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. The core elements of our technology platform include our automated home delivery pharmacies, specialized call center pharmacies and advanced user-friendly Internet applications.

    Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies. We believe our high quality service model and drug trend management track record will enable us to continue to attract new clients. We have a significant opportunity to promote additional cost management programs and services to many of our existing clients and to increase our home delivery service volume substantially.

    Selectively form strategic alliances and expand into complementary, adjacent markets. While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and may selectively form alliances and make targeted acquisitions to complement our internal growth.

                            Competitive Advantages

    We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients.

    We believe our competitive advantages include the following:

    We have the largest and most highly automated home delivery pharmacy service in the PBM industry. Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine whether the prescribed drug is on a plan's approved list of drugs, or "formulary", substitute less expensive clinically equivalent generic drugs for brand name drugs, or "generic substitution", fill the prescription and have it delivered by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience. In 2001, our national network of 12 home delivery pharmacies handled approximately 75 million prescriptions. These prescriptions represented only approximately 14% of the prescriptions we filled or processed and we believe there is a substantial opportunity to increase the use of our home delivery service. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, these facilities operate above Six Sigma levels, the highest industry quality standard, and reduce average delivery time substantially as compared with our other home delivery pharmacies. As of May 2002, these two automated pharmacies were collectively dispensing approximately 1.3 million prescriptions per week.

    Our investments in technology continue to decrease costs and provide enhanced client and member service. We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We continue to invest in a new generation of technology to allow our specialized call center pharmacies to provide faster service and enhance the access our service representatives have to member information. Our integrated voice response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate a retail pharmacy in their area. We believe we are also a leader in promoting the use by physicians of on-line point-of-care technologies that reduce costs for clients by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as encouraging the prescribing of drugs on a plan's formulary, or "formulary compliance", and generic substitution. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide. In 2001, through our comprehensive member website, we filled or processed approximately $840 million in prescription drug orders, processed more than 7.2 million prescriptions and handled more than 20 million member service requests.

    We offer extensive value-added programs and services to our clients and their members. Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

   . Providing customized plan designs. We customize plan designs to meet the specific objectives of clients. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

   . Enhancing formulary compliance. We enhance formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians, the use of multi-tiered copayment and other cost-sharing payment structures and our home delivery pharmacy service.

   . Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs, rules governing which drugs are covered and our internally developed, clinically based programs. Our specialized call center pharmacies encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

   . Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access a member's prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

    Our comprehensive generic substitution programs save our clients money. The substitution of generic drugs for brand name drugs helps contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower copayments than brand name drugs. Our Generics First/SM/ program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost savings and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic equivalent becoming available for Glucophage(R), we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000.

    We have a deep and experienced management team that has driven innovation and successfully expanded our business. Our management team has extensive experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. In the last four years, under the leadership of our management team, we have increased the estimated number of people who are eligible to receive prescription drug benefits under our clients' plans, commonly referred to as "covered lives", from approximately 51 million at December 27, 1997 to approximately 65 million at December 29, 2001.

                      Relationship With Merck & Co., Inc.

    Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc., a global pharmaceutical company. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

    The separation agreement between Merck and us contains various conditions for the benefit of Merck, and the closing of the initial public offering of our common stock is conditioned on the satisfaction or waiver by Merck of those conditions between the date of the prospectus for the initial public offering of our common stock and the closing date of that offering. For further information regarding these conditions, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

    After the completion of the initial public offering of our common stock, Merck will continue to own at least 80.1% of the outstanding shares of our common stock. Through its stock ownership, Merck will be able to control decisions regarding any merger, consolidation, sale of substantially all our assets or other major corporate transactions, without the support of any other stockholder. Merck has announced that, following the initial public offering of our common stock, it intends to distribute its remaining equity interest in us to its stockholders. We sometimes refer to this transaction in this prospectus as the spin-off or distribution. While Merck expects the spin-off to occur within 12 months after the initial public offering of our common stock, it may not occur in that time period or at all. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of Medco Health to Merck stockholders qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. The spin-off will also be subject to other closing conditions and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off.

    Prior to the completion of the initial public offering of our common stock, we will enter into agreements with Merck related to the separation of our business operations from Merck. Pursuant to our managed care agreement with Merck, Merck and its affiliates have agreed to provide us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. Prior to the completion of the initial public offering of our common stock, Merck and we will also enter into other contracts under which Merck and we will agree to provide each other with various interim, ongoing and other services and information. We entered into these agreements in the context of our relationship to Merck as a wholly owned subsidiary and our separation from Merck. Accordingly, some of the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm's length negotiations with unaffiliated third parties. Under our managed care agreement with Merck, we may have to pay substantial liquidated damages if we fail to achieve specified market share levels. Additionally, compliance with our obligations under the agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others. For a further discussion of the spin-off and various interim and ongoing relationships between us and Merck, and the risks relating to our relationship with and separation from Merck, see "Relationships Between Our Company and Merck & Co., Inc." and "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck".

                                 The Offering

Securities offered.....................   $         aggregate principal amount
                                          of   % notes due 2007 and $
                                          aggregate principal amount of     %
                                          notes due 2012.

Maturity dates.........................   The   % notes due 2007 will mature on
                                                        , 2007. The   % notes
                                          due 2012 will mature on
                                                          , 2012.

Interest payment dates.................            and        of each year,
                                          commencing         .

Ranking................................   The notes will be our unsecured
                                          obligations and will rank equally
                                          with all our other unsecured and
                                          unsubordinated indebtedness. The
                                          indenture does not restrict our
                                          ability to incur other debt.

Redemption.............................   We may redeem each series of notes at
                                          any time. If notes of either series
                                          are redeemed prior to maturity, the
                                          redemption price will be equal to the
                                          greater of 100% of the principal
                                          amount of the notes being redeemed
                                          plus accrued interest to the date of
                                          redemption and the sum of the present
                                          values of the principal and interest
                                          on the notes being redeemed (assuming
                                          that they remained outstanding to
                                          maturity) discounted to the
                                          redemption date in accordance with
                                          standard market practice at the
                                          applicable treasury rate plus
                                          basis points for the   % notes due
                                          2007 and       basis points for the
                                            % notes due 2012, all as more fully
                                          described under "Description of
                                          Notes--Optional Redemption".

Sinking fund...........................   None.

Form and denomination of notes.........   The notes of each series will
                                          initially be represented by one or
                                          more global notes which will be
                                          deposited with a custodian for, and
                                          registered in the name of a nominee
                                          of, The Depository Trust Company, or
                                          DTC. Indirect holders trading their
                                          beneficial interests in the global
                                          notes through DTC must trade in DTC's
                                          same-day funds settlement system and
                                          pay in immediately available funds.
                                          The notes may only be withdrawn from
                                          DTC in the limited situations
                                          described below under "Description of
                                          Notes--Form and
                                          Denominations--Definitive Notes".

Restrictive covenants..................   The indenture under which the notes
                                          are to be issued contains restrictive
                                          covenants regarding, among other
                                          things, the creation and existence of
                                          secured indebtedness, sale and
                                          leaseback transactions and mergers,
                                          consolidation and certain sales of
                                          assets. See "Description of
                                          Notes--Restrictive Covenants".

Use of proceeds........................   We intend to use the proceeds from
                                          this offering to pay a portion of the
                                          $1,500 million dividend to Merck. If
                                          we do not complete this offering
                                          prior to the payment of the dividend
                                          to Merck, we expect to obtain an
                                          additional $1,000 million in
                                          financing from the syndicate of banks
                                          that will be lenders under our senior
                                          unsecured credit facility to pay the
                                          dividend and we will use the proceeds
                                          from this offering to repay that
                                          additional financing. See "Use of
                                          Proceeds".

                            Concurrent Transactions

    Prior to or concurrently with the completion of this offering, Merck & Co., Inc., our parent company, will offer up to 19.9% of the outstanding shares of our common stock in an initial public offering. We will not receive any proceeds from the sale of common stock in that offering. Additionally, prior to or concurrently with the completion of the initial public offering of our common stock, we intend to enter into a $1,250 million senior unsecured credit facility with a syndicate of banks consisting of a $500 million term loan and a $750 million revolving credit facility. We intend to use the proceeds from the term loan and this offering to pay a $1,500 million dividend to Merck, which we have declared and will pay shortly following the completion of the initial public offering of our common stock. At Merck's request, we are paying the dividend to Merck, our sole stockholder prior to completion of the initial public offering of our common stock, as part of its plan to maximize the value of Merck's investment in our company to Merck and its stockholders. In determining the amount of the dividend, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividend and the appropriate capital structure for our company to be able to compete effectively in our industry. We expect that substantially all of the $750 million revolving credit facility will remain undrawn at the completion of the initial public offering of our common stock and will be available for working capital and general corporate purposes. This offering is contingent on the completion of the initial public offering of our common stock. If we do not complete this offering prior to the payment of the dividend to Merck, we expect to obtain an additional $1,000 million in financing for the dividend from the bank syndicate described above. For a further discussion of the dividend to Merck and our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Other Indebtedness".

                               -----------------

    Our predecessor company, Merck-Medco Managed Care, L.L.C., was organized as a Delaware limited liability company in 1997 and converted to a corporation on May 21, 2002. Our principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Our telephone number at that location is (201) 269-3400.

    MEDCO HEALTH SOLUTIONS, INC.(TM), our logo, SYSTEMED L.L.C.(TM) and GENERICS FIRST/SM/ are trademarks and service marks that belong to us. PARTNERS FOR HEALTHY AGING(R), POSITIVE APPROACHES(R), RATIONALMED(R) and PROVANTAGE(R) are registered trademarks and service marks that belong to us.

    This prospectus includes trademarks owned by third parties, including but not limited to: RXHUB(TM), which is a trademark of RxHub LLC; PROZAC(R), which is a registered trademark of Eli Lilly and Co.; MERCK(R), VASOTEC(R) and ZOCOR(R), which are registered trademarks of Merck & Co., Inc.; and GLUCOPHAGE(R), which is a registered trademark of LIPHA S.A.

            Summary Historical and Pro Forma Financial Information

    The table on the following page presents our summary historical consolidated financial information and has been derived from our audited consolidated financial statements for the years ended December 25, 1999, December 30, 2000 and December 29, 2001, and our unaudited consolidated interim financial statements for the quarters ended March 31, 2001 and March 30, 2002, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial information, which has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus and has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this prospectus, as if those transactions had been completed at earlier dates:

   . the incurrence of the $500 million term loan under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with the initial public offering of our common stock, approximately $750 million of which will remain undrawn at the completion of the initial public offering of our common stock and will be available for general corporate and working capital purposes;

   . the issuance in this offering of $1,000 million aggregate principal amount of notes; and

   .  the payment of the $1,500 million dividend to Merck.

    The unaudited pro forma condensed consolidated statement of income data assumes that these transactions occurred as of December 31, 2000 and the unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of March 30, 2002. In addition, a pro forma presentation of income before provision for income taxes and net income has been included as if Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" had been in effect for all periods.

    You should read the summary and unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections "Selected Historical Consolidated Financial and Operating Data", "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The summary and unaudited pro forma consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this prospectus.

    The unaudited pro forma consolidated financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 31, 2000 or March 30, 2002, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company. In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of the initial public offering of our common stock and until we assume full responsibility for these functions as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified the positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following the initial public offering of our common stock, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change of our corporate name, and other similar costs.

                                             Year Ended                              Quarter Ended
                         --------------------------------------------------- -----------------------------
                                                                 Pro Forma                       Pro Forma
                         December 25, December 30, December 29, December 29, March 31, March 30, March 30,
                             1999       2000(1)        2001         2001       2001      2002      2002
                         ------------ ------------ ------------ ------------ --------- --------- ---------
                                               (in millions, except per share data)
Consolidated
 Statement of
 Income Data:
  Product net revenues..  $16,675.4    $21,979.2    $28,709.3    $28,709.3   $6,959.1  $7,929.0  $7,929.0
  Service revenues......      221.2        287.1        361.3        361.3       83.0      87.1      87.1
                          ---------    ---------    ---------    ---------   --------  --------  --------
   Total net revenues...   16,896.6     22,266.3     29,070.6     29,070.6    7,042.1   8,016.1   8,016.1
                          ---------    ---------    ---------    ---------   --------  --------  --------
Cost of operations:
  Cost of product net
   revenues.............   15,865.4     21,010.8     27,601.1     27,601.1    6,713.6   7,713.8   7,713.8
  Cost of service
   revenues.............      106.1        143.4        185.6        185.6       48.9      44.0      44.0
                          ---------    ---------    ---------    ---------   --------  --------  --------
    Total cost of
     revenues...........   15,971.5     21,154.2     27,786.7     27,786.7    6,762.5   7,757.8   7,757.8
  Selling, general and
   administrative
   expenses.............      415.1        483.1        578.4        578.4      142.6     135.2     135.2
  Amortization of
   goodwill.............       99.1        103.3        106.9        106.9       26.8        --        --
  Amortization of
   intangibles..........       82.9         84.0         84.9         84.9       21.2      21.2      21.2
  Interest (income)
   expense, net.........       (3.7)        (5.8)        (4.6)        99.1       (1.5)     (0.8)     25.1
                          ---------    ---------    ---------    ---------   --------  --------  --------
      Total cost of
       operations.......   16,564.9     21,818.8     28,552.3     28,656.0    6,951.6   7,913.4   7,939.3
                          ---------    ---------    ---------    ---------   --------  --------  --------
Income before provision
 for income taxes.......      331.7        447.5        518.3        414.6       90.5     102.7      76.8
Provision for income
 taxes..................      179.7        230.7        261.7        218.7       45.7      43.1      32.4
                          ---------    ---------    ---------    ---------   --------  --------  --------
Net income..............  $   152.0    $   216.8    $   256.6    $   195.9   $   44.8  $   59.6  $   44.4
                          =========    =========    =========    =========   ========  ========  ========
Earnings Per Share
 Data(2):
Basic and diluted net
 income per share.......  $    0.56    $    0.80    $    0.95    $    0.73   $   0.17  $   0.22  $   0.16
Shares used in
 computing basic and
 diluted net income per
 share..................      270.0        270.0        270.0        270.0      270.0     270.0     270.0

                                              Year Ended                              Quarter Ended
                          --------------------------------------------------- -----------------------------
                                                                  Pro Forma                       Pro Forma
                          December 25, December 30, December 29, December 29, March 31, March 30, March 30,
                              1999       2000(1)        2001         2001       2001      2002      2002
                          ------------ ------------ ------------ ------------ --------- --------- ---------
                                                (in millions, except per share data)
Pro forma
 presentation
 assuming SFAS No.
 142 was in effect for
 all periods(3):
   Pro forma income
    before provision
    for income taxes.....    $430.8       $550.8       $625.2       $521.5     $117.3    $102.7     $76.8
   Provision for
    income taxes.........     179.7        230.7        261.7        218.7       45.7      43.1      32.4
                             ------       ------       ------       ------     ------    ------     -----
   Pro forma net income..    $251.1       $320.1       $363.5       $302.8     $ 71.6    $ 59.6     $44.4
                             ======       ======       ======       ======     ======    ======     =====
   Pro forma basic
    and diluted net
    income per
    share................    $ 0.93       $ 1.19       $ 1.35       $ 1.12     $ 0.27    $ 0.22     $0.16

                                                        As of March 30, 2002
                                              As of     -------------------
                                           December 29,               Pro
                                               2001     Historical   Forma
                                           ------------ ----------  --------
                                                    (in millions)
Consolidated Balance Sheet Data:
Working capital(4)........................   $  724.4    $  794.6   $  779.6
Goodwill, net.............................   $3,310.2    $3,310.2   $3,310.2
Intangibles, net..........................   $2,499.7    $2,478.5   $2,478.5
Total assets..............................   $9,251.8    $9,504.6   $9,519.6

Current liabilities.......................   $1,809.4    $2,005.6   $2,020.6
Long-term debt............................   $    0.0    $    0.0   $1,500.0
Deferred tax liabilities..................   $1,154.2    $1,150.6   $1,150.6
Total liabilities.........................   $2,983.5    $3,176.7   $4,691.7

Total stockholder's equity................   $6,268.3    $6,327.9   $4,827.9

Total liabilities and stockholder's equity   $9,251.8    $9,504.6   $9,519.6

--------
(1) 53 week fiscal year.
(2) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. On May 21, 2002, we converted to a corporation and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented.
(3) Effective December 30, 2001, we adopted Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted on December 27, 1998. The March 30, 2002 quarterly financial results already reflect the adoption of SFAS 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate appropriate comparative analysis.
(4) Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt and other current liabilities). As of December 29, 2001 and March 30, 2002, we did not have any short-term debt outstanding.

                                 RISK FACTORS

    You should carefully consider the risks described below together with all of the other information in this prospectus before you decide to buy the notes. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that event, we may be unable to meet our obligations under the notes and you may lose all or part of your investment.

                     Risks Relating to Arthur Andersen LLP

You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 1999 or 2000 financial statements included in this prospectus.

    Arthur Andersen LLP, which audited our financial statements included in this prospectus for the years ended December 25, 1999 and December 30, 2000, was convicted on June 15, 2002 of federal obstruction of justice arising from the government's investigation of Enron Corp.


    Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the Securities and Exchange Commission, or SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report on our 1999 and 2000 financial statements included in this prospectus after that date. After May 22, 2002, the disclosure in the financial statements covered by Arthur Andersen LLP's report was expanded to include a presentation of product net revenues, cost of product net revenues, service revenues and cost of service revenues in the consolidated statements of income to conform to the current year's presentation. Some changes to the notes to the financial statements covered by Arthur Andersen LLP's report were also made after May 22, 2002, but these changes did not affect the financial results covered by Arthur Andersen LLP's report. You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent as a result of the conviction or other proceedings against Arthur Andersen LLP.


Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP's consent to the inclusion of their report on our 1999 and 2000 financial statements may impede our access to the capital markets after completion of this offering.

    Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. Until our audited financial statements for the fiscal year ending December 27, 2003 become available in the first quarter of 2004, the SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP. Prior to that time the SEC may cease accepting financial statements audited by Arthur Andersen LLP, in which case we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. Following the conviction of Arthur Andersen LLP, the SEC issued a release stating that Arthur Andersen LLP has informed the SEC that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines another date is appropriate. Although the SEC has indicated that in the interim it will continue to accept financial statements audited by Arthur Andersen LLP, there is no assurance that the SEC will continue to do so in the future.

    Additionally, as a result of the departure of our former engagement team leaders, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the years ended December 25, 1999 and December 30, 2000, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP's participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 1999 and 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC's requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them.

                          Risks Relating to the Notes

Following the initial public offering of our common stock, we will have substantial debt obligations that could restrict our operations.

    Prior to the initial public offering of our common stock, we did not have any indebtedness for borrowed money. Following this offering we will have substantial indebtedness. Giving effect to this offering and the borrowings under our proposed senior unsecured credit facility, our total debt will be approximately $1,500 million and our available borrowing capacity under our senior unsecured credit facility will be approximately $750 million.

    Our substantial indebtedness could have adverse consequences, including:

   . increasing our vulnerability to adverse economic, regulatory and industry conditions;

   . limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

   . limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes.

    We and our subsidiaries may also incur substantial indebtedness in the future. The terms of the indenture under which the notes are to be issued will not prohibit us or our subsidiaries from incurring indebtedness, although the indenture will contain limitations on incurring secured indebtedness. The credit agreements governing the credit facility also contain customary restrictions on the incurrence of additional indebtedness by us or our subsidiaries. See "Description of Other Indebtedness--Senior Unsecured Credit Facility--Covenants and Conditions". Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion and ongoing capital expenditures. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.

The operating and financial restrictions imposed by our debt agreements, including the proposed credit agreements, could restrict our ability to finance operations and capital needs or to engage in other business activities.

    Our credit agreements governing the credit facility will include covenants that restrict or limit our and our subsidiaries' ability to:

   .  incur liens on property or assets;

   .  enter into sale and leaseback transactions;

   . make fundamental changes in our corporate existence and our principal business;

   .  incur additional indebtedness;

   .  make acquisitions and investments;

   .  pay dividends;

   .  make restricted payments;

   .  engage in transactions with affiliates;

   .  enter into agreements that restrict corporate activities;

   .  dispose of assets and make divestitures;

   . prepay or redeem any subordinated debt we may incur or amend agreements governing any such indebtedness; and

   .  use derivative instruments.

    In addition, the credit agreements governing the credit facility will require us to comply with specified financial ratios and tests including maximum leverage ratios and minimum interest expense coverage ratios. These restrictive covenants and financial ratios and tests will restrict our financial flexibility.

    We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under the indenture or the credit agreements. If a default under the indenture occurs, the holders of the notes could elect to declare the notes due and payable, together with accrued and unpaid interest. If we default under our credit agreements, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit facility to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or under our credit facility is accelerated, we may be unable to repay or finance the amounts due.

If we are unable to complete this offering, we intend to obtain additional short-term financing to pay the dividend to Merck, the refinancing of which could restrict our operations and reduce our profitability and liquidity.

    If we are unable to complete this offering prior to the payment of the dividend to Merck, we will have to obtain up to an additional $1,000 million in short-term financing for the dividend from the bank syndicate arranging our credit facility or third parties. Loans under the short-term loan facility would likely mature within six months from the date we draw under the short-term facility, requiring us to seek refinancing from the bank syndicate or other third parties. We may be required to obtain refinancing on terms and at interest rates that are less favorable than those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability and liquidity.

The notes will not be secured by any of our assets and any secured creditors would have a prior claim on our assets.

    The notes will not be secured by any of our assets. Subject to some limitations, the terms of the indenture and the credit facility permit us to incur secured debt. If we become insolvent or are liquidated, or if payment under any of the agreements governing our secured debt is accelerated, the lenders under our secured debt agreements will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to agreements governing that debt. Accordingly, the lenders will have a prior claim on our assets. In that event, because the notes will not be secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full. As of March 30, 2002, we had no secured debt.

The claims of creditors of our subsidiaries will have a priority over claims of the holders of the notes with respect to the assets of our subsidiaries.

    Claims of creditors of our subsidiaries will have priority as to the assets of our subsidiaries, including any subsidiaries we may in the future acquire or establish, over our claims and claims of the holders of the notes. PAID Prescriptions, L.L.C., our wholly owned subsidiary that is party to many of our client contracts and administers our retail pharmacy networks, or PAID, has assigned to us, effective from June 30, 2002, all of its interest in any and all accounts receivable from clients that it may hold from time to time, and we have agreed to assume from PAID all of its accounts payable that may from time to time be owing and payable to retail pharmacies participating in one or more of PAID's retail pharmacy networks. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes, and other than PAID, none of our subsidiaries has assigned its interest in any of its accounts receivable or other assets to us.

    In a bankruptcy, liquidation or reorganization, claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims and claims of the holders of our indebtedness, including the notes. Creditors or a trustee in bankruptcy of PAID may also be able to challenge the assignment to us of PAID's accounts receivable, and under certain circumstances a court could hold that the assignment is void to the extent that:

   .  it was done with the intention of hindering or defrauding creditors; or

   . Medco's assumption of PAID's pharmacy accounts payable does not constitute the receipt by PAID of reasonably equivalent value for the assignment and PAID

     .  was insolvent at the time or because of the assignment,

     . was to engage in a business for which its remaining capital was unreasonably small, or

     .  believed that it would incur debts beyond its ability to pay.

    To the extent a court sets aside the assignment of PAID's client receivables, either claims of creditors of PAID will have priority over claims of holders of the notes with respect to the client receivables the assignment of which is set aside or PAID or a trustee in a bankruptcy of PAID will have a claim against Medco for the value of those client receivables.

    As of March 30, 2002, our subsidiaries had approximately $1,587 million in liabilities, including PAID's approximately $1,182 million of pharmacy accounts payable, and PAID had approximately $641 million in accounts receivable from clients. Claims of creditors of PAID would have priority over our claims and claims of holders of the notes with respect to PAID's client receivables if creditors or a trustee in bankruptcy of PAID were to succeed in setting aside the assignment of those receivables to us. Although as described under "Description of Notes--Restrictive Covenants--No Amendment or Termination of Assignment and Assumption Agreement" we have agreed in the indenture for the notes not to amend or terminate the assignment and assumption agreement so long as any of the notes are outstanding, the indenture does not impose any restrictions on the amounts of receivables or liabilities of PAID or any other subsidiary.

An active trading market for the notes may not develop.

    There has not been an established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Although some of the underwriters have informed us that they currently intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

                        Risks Relating to Our Business

Competition in our industry is intense and could harm our ability to attract and retain clients.

    Competition in the PBM industry is intense. Our competitors include many profitable and well-established companies that have significant financial, marketing and other resources. We compete with a wide variety of competitors, including three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. Each of these companies has national sales and account teams, mail service pharmacies and extensive technology infrastructure. Further consolidation within the PBM industry, as well as the acquisition of any of our competitors by larger companies, may also lead to increased competition. We also compete with insurers such as CIGNA Corporation and managed care organizations such as Wellpoint Health Networks Inc., which offer prescription benefit plans in combination with other health benefits, using their own prescription benefit management facilities.

    We compete based on innovation and service, as well as on price. To attract new clients and retain existing clients, we must continually develop new products and services to assist clients in managing their pharmacy benefit programs. We may not be able to develop innovative products and services that are attractive to clients. Moreover, although we need to continue to expend significant resources to develop or acquire new products and services in the future, we may not be able to do so. We cannot be sure that we will continue to remain competitive, nor can we be sure that we will be able to market our PBM services to customers successfully at our current levels of profitability.

If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins will continue to decline and we may not be profitable.

    We have contractual relationships with Merck and many other pharmaceutical manufacturers that provide us discounts and rebates on prescription drugs, as well as fees for other programs and services. For example, we receive discounts on the drugs dispensed from our home delivery pharmacies and rebates and fees for formulary management and other services, as well as for achieving various performance criteria. We also provide clients with various services, such as health management programs and Internet-based tools, that are in some cases supported by pharmaceutical manufacturers. See "--Risks Relating to Our Relationship With and Separation from Merck--Under our managed care agreement with Merck our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels".

    We typically receive formulary and other rebates and discounts from pharmaceutical manufacturers and generally pass formulary rebates on to clients. Without rebates earned from pharmaceutical manufacturers based on performance, we would not have been profitable in each of 1999, 2000 and 2001.

    Some of our arrangements with pharmaceutical manufacturers are terminable by the manufacturer on short notice, and manufacturer rebates often depend on our ability to meet contractual market share or other requirements. Consolidation among pharmaceutical manufacturers, among other factors, has enabled manufacturers to decrease the amount of rebates they offer to us and other PBMs and increase the portion of their rebates that are formulary rebates, which PBMs typically pass through to clients. Pharmaceutical manufacturers have also increasingly made rebate payments dependent upon including a broad array of their products in our formularies.

    Generic substitution programs may also adversely affect rebates. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that currently have substantial market share in their respective classes. As these patents expire, the introduction of generic products may substantially reduce the market share of the brand name drugs and the rebates manufacturers provide to us for including their brand name drugs in the formularies we manage. The higher margins we generally earn on generic products and the rebates we earn by adding newly approved, brand name drugs to our formularies may not offset any decline in rebates for brand name drugs whose patents expire, and we may not be able to negotiate comparable rebates for new brand name drugs.


    Competitive pressures in the PBM industry have also caused us and many other PBMs to share with clients a larger portion of the rebates received from pharmaceutical manufacturers, increase the discounts offered to clients and reduce the prices charged to clients for core services. This combination of increased sharing of rebates and higher discounts to clients, as well as increased demand for enhanced service offerings and higher service levels, has caused our gross margin percent on net revenues to decline from 5.5% in 1999 to 4.4% in 2001 and from 4.0% in the first quarter of 2001 to 3.2% in the first quarter of 2002. For further information regarding our margins, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations".


    Our ability to sustain the level of our gross margins depends to a significant degree upon our ability to earn rebates at levels at least equivalent to those in prior years. Our margins may continue to decline as we attract larger clients, who typically have greater bargaining power than smaller clients. Similarly, the amount of rebates that we earn may decline if pharmaceutical manufacturers decrease further the amount of rebates they offer and increase further the portion of those rebates that are formulary rebates, which we typically pass through to our clients. If we do not continue to earn rebates from manufacturers at current levels, our margins will decline further.

    Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations relating to patent term extensions, rebate arrangements with pharmaceutical manufacturers, as well as some of the formulary and other services we provide to pharmaceutical manufacturers, could also reduce the rebates we receive and harm our profitability and liquidity. See "--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices".

Failure to retain key clients could result in significantly decreased revenues and could harm our profitability.

    Our top 10 clients as of December 29, 2001 represented approximately 45% of our net revenues during 2001. Additionally, UnitedHealth Group Inc., or UnitedHealth Group, our largest client, represented approximately 16% of our net revenues during 2001. Our current contract with UnitedHealth Group expires in 2005, and our contracts with other clients generally have terms of three years. Agreements with a few of our larger clients, representing approximately 10% of our net revenues in 2001, are terminable by the client on short notice.

    Some of our client contracts grant the client termination rights in the event of a change of control of our company. UnitedHealth Group and other clients, together representing approximately $6,000 million, or approximately 21% of our 2001 net revenues, can terminate their contracts following the spin-off. The termination or renegotiation of the UnitedHealth Group contract or a significant number of other contracts with key clients as a result of the spin-off could result in significantly decreased revenues and could harm our profitability.

    Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon Healthcare, Inc., or Trigon, a client that represented approximately 3% of our net revenues in 2001, is in the process of being acquired by Anthem, Inc. If this acquisition is completed before the end of 2002, Trigon will have the right to terminate its contract with us as of the end of 2002. If several of our large clients terminate, cancel or do not renew their agreements with us or stop contracting with us for some of the services we provide, and we are not successful in generating sales with comparable operating margins to replace the lost business, our revenues and profitability could suffer materially.

Failure to satisfy contractual provisions with clients representing, in aggregate, over 90% of our net revenues could require us to pay performance penalties and could result in the termination of their contracts.

    Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service, rebate or cost savings guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2001.

    Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may result in refunds or the termination or non-renewal of a client contract.

Our business could suffer if we are unable to develop the systems and infrastructure, or replace other benefits, previously provided by Merck.

    Since Merck acquired us in 1993, we have relied on it for various services including:

   .  consolidation accounting;

   .  legal;

   .  treasury;

   .  tax;

   .  public affairs;

   .  executive oversight;

   .  human resources; and

   .  procurement and other services.

    Following the initial public offering of our common stock, we will operate as a separate publicly traded company. Accordingly, we must develop and implement the systems and infrastructure necessary to support our current and future business. Merck will provide us with various services during a transition period that we expect will terminate with respect to most services by January 1, 2003. After these arrangements expire, we may not be able to obtain services from unaffiliated providers, or employ staff to handle these functions internally, with costs and on other terms and conditions as favorable as those that we enjoyed as a subsidiary of Merck or pursuant to these interim arrangements. The failure to develop the necessary systems and infrastructure could substantially limit our ability to operate our business as a separate publicly traded company.

    In addition, as a wholly owned subsidiary of Merck, we have benefited from the value and prestige of the Merck brand name, the expertise of Merck's management, Merck's significant financial resources and Merck's guarantee of some of our contractual obligations. For example, Merck has guaranteed our performance obligations to UnitedHealth Group and the Federal Employee Program, or FEP, which is administered by the Blue Cross and Blue Shield Association. Following the initial public offering of our common stock, Merck will not guarantee our performance under any new or renewed client contracts, and Merck's obligation to provide us with managerial and organizational assistance will be limited to the services and periods of time specified in our transition services agreement. As a result, we may not be able to obtain or renew client contracts that we might otherwise have obtained or renewed. In the agreement governing the terms of our separation from Merck, we will undertake to use commercially reasonable efforts to cause Merck to be released from its credit support obligations on our behalf, including Merck's guarantee of our performance obligations under our agreements with UnitedHealth Group and FEP.

Our historical and pro forma financial information may not be representative of our results as a separate company.

    The historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented and may not be indicative of our future results of operations, financial position and cash flows. We believe there are a number of reasons for this, including:

   . as a subsidiary of Merck, we received various services and Merck allocated expenses for these services to us in amounts that are not the same as the amounts of these expenses that would have been incurred had we performed or acquired these services ourselves or that we will incur as a separate company;

   . we are entering into new agreements with Merck that may be less favorable to us than either our previous arrangements with Merck or what we could have obtained in arm's length negotiations with unaffiliated third parties for similar services. See "Relationships Between Our Company and Merck & Co., Inc.";

   . our historical financial information does not reflect many significant events and changes that will occur as a result of our separation from Merck, including the establishment of our capital structure, the incurrence of debt and interest expense and changes in our expenses, as a result of new employee, tax and other structures and other functions we will assume; and

   . the assumptions underlying our pro forma financial information do not reflect any of the one-time or ongoing incremental expenses we expect to incur and our estimates of these expenses may prove to be inaccurate.

For a further discussion of our financial information, see "Selected Historical Consolidated Financial and Operating Data" and "Unaudited Pro Forma Condensed Consolidated Financial Data".

After the initial public offering of our common stock, we will not be able to obtain financing from Merck.

    Our plans to expand our business and to continue to improve our technology may require funds in excess of our cash flow and may require us to seek financing from third parties. In the past, Merck has generally provided capital for our general corporate purposes, including acquisitions and client development, and we have periodically used cash from Merck to fund our operations. After the initial public offering of our common stock, we do not expect Merck to provide funds to finance our operations. Following the initial public offering of our common stock, we expect to have approximately $1,500 million of indebtedness outstanding and approximately $750 million of available borrowing capacity under our senior unsecured credit facility. Without the opportunity to obtain financing from

Merck, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We will have a credit rating that is lower than Merck's credit rating and we will incur debt on terms and at interest rates that will not be as favorable as those historically enjoyed by Merck. Our inability to obtain financing on favorable terms could restrict our operations and reduce our profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

If we are not able to retain our executive officers or attract and retain licensed pharmacists, we may not be able to implement our business strategy and our business could suffer.

    If we fail to retain our executive officers, our business could suffer and we may have difficulty in retaining and attracting clients, developing new products, negotiating favorable agreements with clients and pharmaceutical manufacturers and providing acceptable levels of client and member service. Richard T. Clark, our Chairman, President and Chief Executive Officer, is expected to resign in the second or third quarter of 2003 or later. See "--If we are unable to replace Richard T. Clark, our Chairman, President and Chief Executive Officer, with a qualified individual, our business could suffer". Although none of our other officers have notified us of an intention to resign, we cannot be sure that there will be no other resignations. The success of our business heavily depends on the leadership of our executive officers, all of whom are employees-at-will. Additionally, we have no key person insurance on any of our executive officers.

    Our pharmacies employ a number of licensed pharmacists who are an important part of our business. Recently, the United States has experienced a shortage of licensed pharmacists, and we may be unable to retain our licensed pharmacists or replace them if they leave. In addition, retaining or replacing licensed pharmacists could lead to increases in costs.

If we are unable to replace Richard T. Clark, our Chairman, President and Chief Executive Officer, with a qualified individual, our business could suffer.

    Richard T. Clark, our Chairman, President and Chief Executive Officer, is expected to resign and return to Merck as a senior executive in the second or third quarter of 2003, or later, once we have selected an individual to replace him as our Chairman, President and Chief Executive Officer and an appropriate transition period has elapsed. Our board of directors will work with Mr. Clark to appoint a senior executive officer, who could be one of our current officers or an outside candidate, to work with Mr. Clark during the transition period, after which it is expected that the senior executive officer will become our Chairman, President and Chief Executive Officer. We believe that our continued success will depend to a significant extent upon our ability to select and retain the services of a qualified individual to replace Mr. Clark. If we cannot select, retain and effectively integrate a qualified individual as our new Chairman, President and Chief Executive Officer, our business, results of operations and financial condition could suffer.

Risks related to bioterrorism and mail tampering, and mail irradiation and other procedures the government may implement to manage these risks, could adversely affect and limit the growth of our home delivery business.

    Many prescription drugs are delivered to retail pharmacies or directly to consumers through the mail. In particular, our home delivery service sends over a million parcels a week through the U.S. Postal Service and other couriers. A number of our contracts also require us to deliver pharmaceutical products within a designated period of time on average following receipt of an order. We have no control, however, over delays caused by disruptions to the U.S. mail or other courier services.

Moreover, while federal health and U.S. Postal Service officials have advised us that they believe the mail is generally safe, should the risks related to bioterrorism or mail tampering increase or mail service experience interruptions or significant delays, we may have difficulty satisfying our contractual performance obligations and consumers may lose confidence in home delivery pharmacies. Consumers also may lose confidence in home delivery pharmacies if they believe that the risks related to bioterrorism or mail tampering are increasing.

    Additionally, the use of mail irradiation or other scanning devices, if implemented, could be harmful to pharmaceutical products shipped via the mail. We understand that this technology is not in general use and currently there are no plans by the U.S. Postal Service to use irradiation screening on prescription medicines. However, should the federal government implement mail irradiation technology to protect national security due to the risks of bioterrorism via the mail or for other unforeseen reasons, safe and reliable delivery of prescription drugs through the mail may be difficult. See "Business--Government Regulations". If any of these events occur, we could be forced to temporarily or permanently discontinue our home delivery operations and we would lose an important competitive advantage.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.

    A successful product or professional liability claim in excess of our insurance coverage could reduce our profitability.

    Various aspects of our business may subject us to litigation and liability for damages, including:

   .  the dispensing of pharmaceutical products by our home delivery pharmacies;

   . the performance of PBM services, including formulary management and health improvement and clinical services; and

   .  the operation of our call center pharmacies and websites.

    For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Misinformation from one of our call center pharmacies or our websites could also lead to adverse medical conditions. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in technology could cause our products and services to become obsolete and, as a result, we may lose clients and members.

    We rely heavily on our technology, which is subject to rapid change and evolving industry standards. For example, automated dispensing for home delivery, on-line pharmacies and electronic prescribing are among the recent technological innovations of our industry. To be successful, we must adapt to this rapidly evolving market by continually improving the responsiveness, functionality and features of our products and services to meet our clients' changing needs. We may not be successful in developing or acquiring technology which is competitive and responsive to the needs of our clients and might lack sufficient resources to continue to make the necessary investments in technology to compete with our competitors. Without the timely introduction of new products and enhancements that take advantage of the latest technology, our products and services could become obsolete over time and we could lose a number of our clients and members.

If we are not able to protect our intellectual property rights or successfully defend claims of infringement against us or maintain our third party relationships, we may not be able to compete effectively.

    We currently rely on a combination of patent, copyright, trade secret and trademark rights, as well as confidentiality agreements and other contractual arrangements with our employees, contractors, affiliates, business partners and clients, to establish and protect our intellectual property and similar proprietary rights. However, it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. In addition, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. We have licensed and may license in the future, patents, copyrights, trademarks, trade secrets and similar proprietary rights to and from third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, our business partners, consultants or other third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation.

    In the future, we may have to rely on litigation to enforce our intellectual property rights and contractual rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources. If litigation we initiate is unsuccessful, we may not be able to protect the value of our intellectual property. Additionally, in the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time.

    We have formed relationships with and rely on the services and technology of a number of third party companies and consultants to ensure the integrity of our technology. Although we do not anticipate severing relations with any of these third parties, we cannot assure you that any of these providers will be able to continue to provide these services or technology in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. In the event of an interruption in, or the cessation of, services or technology by an existing third party provider, we may not be able to make alternative arrangements for the supply of the services or technology that are critical to the operation of our business.

    Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our programs and services may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

Any disruption of or failure in our two automated pharmacies or our data center could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

    As of the first quarter of 2002, our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey together dispensed over 75% of our home delivery prescriptions per week. Our data center, located in Fair Lawn, New Jersey, provides primary support for all applications and systems required for our business operations, including our claims processing, billing, communications and home delivery systems. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of our computerized dispensing systems and our electronic data processing systems. Significant disruptions at any of these facilities due to failure of our technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.

Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.

    Merck and we are a party to six lawsuits filed by plaintiffs from six pharmaceutical plans for which we are the PBM. These plaintiffs contend that we are a fiduciary under the Employee Retirement Income Security Act of 1974, or ERISA, and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. In particular, the plaintiffs contend that in accepting and retaining various rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that our company was wrongly used to increase Merck's market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. In connection with recent settlement discussions, the plaintiffs have indicated that they may amend their complaint against us and others to allege violations of the Sherman Act, the Clayton Act and various states' antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices. The plaintiffs have not yet amended their complaint and we are unable to predict whether they will do so or whether the ultimate outcome of any new claims will have a material impact on our profitability or our business practices.

    In November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly situated self-funded plans, filed a complaint against us and Merck relying on similar ERISA claims. The plaintiff has not sought class action status, and Northwest Airlines is not a party to the lawsuit. The plaintiff's motion to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California was denied.

    In May 2002, one DaimlerChrysler plan participant, purportedly acting on behalf of the plan and similarly situated self-funded plans, filed a lawsuit against us similar to the proceedings discussed above. DaimlerChrysler is not a party to the action.

    In June 2002, a lawsuit was filed against us based on similar factual allegations with a theory of liability premised on a California statute prohibiting unfair business practices. The plaintiff seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by us and Merck. We have not yet been served with the complaint and have not yet been required to defend against the allegations.

    In connection with our separation from Merck, we have agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. We have denied all allegations of wrongdoing and are vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.

    In addition, a former client has contacted us making similar ERISA claims. At present we are cooperating with the former client to resolve that matter. As with the above lawsuits, however, the outcome of this matter is uncertain and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine our ability to obtain rebates and could materially limit our business practices. See "Business--Legal Proceedings and Government Investigations".

Pending litigation relating to our financial relationship with pharmaceutical manufacturers could significantly limit our ability to obtain discounts and rebates that are essential to our profitability.

    We, together with a number of pharmaceutical manufacturers, wholesalers and several major PBMs, are defendants in approximately 100 lawsuits challenging manufacturer discount and rebate practices under various federal antitrust laws. These suits, all of which were filed prior to January 2000 and have been consolidated as part of a Multidistrict Litigation, allege in part that the pharmaceutical manufacturers offered, and we knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. The outcome of these proceedings is uncertain, and the terms of any settlements, adverse judgments or injunctions could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our separation from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. See "Business--Legal Proceedings and Government Investigations" and "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability.

    Federal and some state anti-kickback laws generally prohibit the receipt or solicitation of payment in return for purchasing or ordering of, or arranging for or recommending the purchasing or ordering of, items and services reimbursable by federal health care programs. Sanctions for violating these laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. To date, these laws have not been applied to prohibit the types of business arrangements we have with pharmaceutical manufacturers, health plan sponsors or retail pharmacies. However, courts and enforcement authorities that administer the anti-kickback laws have historically interpreted these laws broadly.

    The Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania has been examining some activities of the PBM industry in light of anti-kickback and other laws and regulations since 1998. In July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be on PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. The Department of Justice, acting through the United States Attorney's Office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

    On June 7, 2002, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania stating that, as is its standard practice, it intends to send us another letter concerning its position on the issues raised by its own investigation and the allegations in the qui tam complaints. Subsequently, on June 17, 2002, we were orally informed by the U.S. Attorney's Office that a letter presenting the government's position had been prepared, was under review and would be delivered upon completion of that review. Although we are unable to predict what its contents will be, the letter may address both the independent investigation commenced in 1998 and the allegations in the qui tam complaints. The government's letter could seek payments and other remedies which could be material.

    We have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care. The outcome of proceedings or other actions pursuant to the letter we may receive from the U.S. Attorney's Office for the Eastern District of Pennsylvania or the qui tam complaints or other similar challenges is uncertain, and an adverse result could have a material effect on our business practices, financial condition or profitability. See "Business--Legal Proceedings and Government Investigations".

As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate.

    On May 16, 2002, the Pension Benefit Guaranty Corporation, or PBGC, sent a letter to Merck requesting a meeting to discuss the Medco Cash Balance Retirement Plan. In that letter, the PBGC indicated that it has determined, on the basis of a hypothetical plan termination, and actuarial assumptions, that the plan is underfunded by approximately $32 million. See "Management--Retirement Benefits--Cash Balance Plan". Merck has begun to discuss the matter with the PBGC and has advised us that it will continue to work with the PBGC to resolve this matter. A resolution with the PBGC could involve, among other resolutions, our agreement to make additional contributions to the plan, to provide security for the payment of our contributions to the plan or otherwise to assure the PBGC that benefits under the plan will be adequately funded if the plan were to be terminated. If we are unable to reach a negotiated resolution with the PBGC, the PBGC could seek to terminate the plan. If the PBGC were successful in its attempt to terminate the plan, we and Merck would be jointly liable for unfunded benefits under the plan.

Pending litigation relating to our use of the Medco Health Solutions trademark could prevent us from using the trademark in the future and require us to change our name.

    We have brought a declaratory judgment action in the United States District Court for the District of New Jersey against Medicap Pharmacies Incorporated and Medihealth Solutions, Inc. seeking a declaration from that court that our name and trademark Medco Health Solutions do not give rise to a likelihood of confusion with, or infringe, the mark Medihealth Solutions. Subsequent to the filing of our declaratory judgment action, Medicap and Medihealth brought an action in the United States District Court for the Southern District of Iowa against us for trademark infringement and unfair competition and seeking to enjoin our use of our name as well as damages. Medicap and Medihealth have moved to have our case in New Jersey dismissed, stayed pending a decision in the Iowa case, or transferred to a court in Iowa. We have opposed this motion. We have submitted an answer to the complaint in the Iowa case and have moved to have that case stayed pending a decision in the New Jersey case. In the event we do not prevail in these lawsuits, we may be prevented from using the Medco Health Solutions name and trademark in their current form, may be subject to a damages award, and may be required to change the name of our company and incur substantial costs associated with that name change.

                        Risks Relating to Our Industry

PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA.

    PBMs typically provide services to a number of self-funded corporate health plans. These plans are subject to ERISA, which regulates employee pension and health benefit plans. The U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some aspects of the PBM industry. If we were deemed to be a fiduciary of any health plan, we could potentially be subject to claims relating to benefit denials. In addition, we could also be subject to claims for breaching fiduciary duties and entering into certain "prohibited transactions" in connection with the services we provide to the plan. See "--Risks Relating to Our Business--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices".

Legislative or regulatory initiatives that restrict or prohibit the PBM industry's ability to use patient identifiable medical information could limit our ability to use information that is critical to the operation of our business.

    Many of our products and services rely on our ability to use patient identifiable information in various ways. In addition to electronically reviewing hundreds of millions of prescriptions each year, we collect and process confidential information through many of our programs and alliances, including RationalMed and point-of-care initiatives. There is currently substantial regulation at the federal, state and international levels addressing the use and disclosure of patient identifiable medical and other information. See "Business--Government Regulations". These and future regulations and legislation that severely restrict or prohibit our use of patient identifiable medical and other information could limit our ability to use information that is critical to the operation of our business. In addition, sanctions for failing to comply with standards issued pursuant to state or federal statutes or regulations include criminal penalties and civil sanctions. If we violate a patient's privacy or are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.

    Although we have in place stringent policies and procedures to protect and secure patient identifiable medical and other information, new laws that may be enacted and new rules and regulations that may be adopted governing privacy and security may reduce the amount of information we may obtain or use without patient consent. Difficulties in obtaining patient consents could limit our ability to use some of our information technology products and services. Even without new legislation, our clients could prohibit us from including their members' information in our various databases. These clients could also prohibit us from offering services to others that involve the compilation of that information.

Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers.

    During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and pharmacy benefit management services and may otherwise change the way our clients do business. Health care organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our pharmacy benefit management services, and manufacturers may react by reducing rebates or reducing supplies of certain products.These proposals could lead to a decreased demand for our services or to reduced rebates from manufacturers.

    In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our clients.

Pending legislative proposals to provide Medicare recipients with outpatient drug benefits through the use of PBMs could make the prescription drug benefits we offer less valuable to seniors and reduce the total market for PBM services.

    Some of the legislative proposals under consideration in Congress to provide Medicare recipients with outpatient drug benefits contemplate the use of PBMs. The federal Medicare program provides a comprehensive medical benefit program for individuals age 65 and over, but currently covers only a few outpatient prescription drugs. Various proposed changes to the Medicare program would result in at least partial coverage for most prescription drugs. These changes could adversely affect our business. For instance, some of our clients sell medical policies to seniors that provide a prescription drug benefit that we administer. Other clients provide a prescription drug benefit to their retirees. Depending on the plan that is ultimately adopted, a Medicare prescription drug benefit could make these policies or plans less valuable to seniors and reduce the total market for PBM services. The adverse effects of these legislative proposals may outweigh any opportunities for new business generated by the new benefit and could make the prescription drug benefits we offer less valuable to seniors and could reduce the total market for PBM services.

If we fail to comply with complex and rapidly evolving laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

    We are subject to numerous federal and state regulations. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our home delivery pharmacies and our ability to participate in federal and state health care programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to comply with these laws and regulations. Although we believe that we substantially comply with all existing statutes and regulations applicable to our business, different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

       Risks Relating to Our Relationship with and Separation from Merck

Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels.

    In connection with the initial public offering of our common stock, we have entered into a five year managed care agreement with Merck. We describe this agreement in detail under "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Managed Care Agreement". Our historical financial statements include recorded rebates from Merck based upon the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients' plans. The gross rebates recorded as received from Merck totaled $266.7 million in 1999,

$350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.

    We have experienced increasing pressure in recent years from manufacturers to reduce rebates and from clients to pass on larger portions of these rebates. The managed care agreement with Merck may affect the amount of rebates we are able to earn from Merck and other manufacturers, as well as the amounts we are obliged to share with our clients.

    The agreement requires us to ensure, or in some cases use our best efforts to ensure, that our clients' members have access to Merck products on particular terms. Our obligations under these provisions are limited to best efforts as regards a minority of our plans, typically large managed care and Blue Cross/Blue Shield plans, that have their own pharmacy and therapeutics committee or use formularies not adopted with substantial input from us. The agreement also requires us to use our best efforts to avoid any practices that restrict or discourage use of Merck products and to not take any action to prefer other products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a client. In addition, the agreement requires us to pay liquidated damages if we fail to maintain a market share for Merck products at specified levels. These provisions, in some respects, impose greater obligations on us than similar agreements we have with other pharmaceutical manufacturers.

    Under the agreement, we have the opportunity to earn formulary access rebates and market share rebates. Taking into account anticipated changes in volume and mix of Merck products dispensed to our plan members and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of rebates under the arrangements that were in effect in 2001 and is generally comparable to the level of rebates that we have the opportunity to earn from other pharmaceutical manufacturers. However, these rebates are subject to a number of terms and conditions that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. Moreover, the rebates that we may earn may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets. Additionally, Merck may terminate the managed care agreement at any time on not less than 120 days notice to us, but no earlier than July 1, 2003. Subject to certain restrictions in the case of Zocor, Merck may also at any time withdraw any of its products from the terms of the agreement. Termination by Merck of the managed care agreement or the withdrawal of Merck products from the terms of the agreement could substantially reduce our profitability and impair our financial condition.

    In the past, the market share of Merck products under plans we manage or administer has in the aggregate exceeded the market share of Merck products from sales by Merck to other customers. Under the agreement, the amount of formulary access rebates and market share rebates we receive from Merck for any quarter will be reduced to the extent that the market share of Merck products under eligible plans we manage or administer declines relative to the national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) compared to the relative market shares in the last quarter of 2001. We will not receive any formulary access rebates or market share rebates for any quarter if the relative decline exceeds a specified amount.

    Zocor has the highest sales revenue of all Merck products within the plans we manage or administer and accounts for a higher proportion of rebates we receive than any other Merck product. We will receive a higher level of formulary access rebates with respect to utilization of Zocor by certain plans that Merck determines have high control over utilization of products in the therapeutic category that includes Zocor than with respect to utilization of Zocor by other plans managed or administered by us, subject to a maximum level of rebates for utilization of Zocor by all plans managed or administered by us. If utilization of Zocor decreases under the plans we manage or administer, or if the number of members covered by plans for which we receive the higher level of Zocor rebates declines, or if Merck withdraws Zocor from the terms of the managed care agreement, the amount of rebates we receive from Merck may decline materially. In addition, marketing exclusivity with respect to Zocor is currently expected to expire in 2006, at which time we will no longer receive any rebates for utilization of Zocor.

    We may not be able to maintain the required relative market share described above for any quarter or for the term of the agreement, and Merck's market share in the plans subject to the agreement may decline due to a variety of factors, some of which are beyond our control. The rebates we receive from Merck may vary substantially from quarter to quarter and may decline from historic levels, or we may not be entitled to receive rebates at all.

    In addition, we will not be entitled to receive any formulary access rebate in respect of sales of Merck products under an individual plan for any quarter in which we breach any of our access obligations relating to that plan. If we breach certain other covenants contained in the agreement in any quarter, we will not be entitled to receive any formulary access or market share rebates for that quarter. Our clients may require plan design changes that would result in our breach of these provisions, and we may not have sufficient influence over plan design changes to comply with all the obligations the agreement imposes on us. The loss of a material amount of rebates from Merck in any quarter or year could have a material adverse effect on our business, financial condition and growth prospects.

    For any quarter beginning on or after July 1, 2002, the level of rebates we have the opportunity to earn under the managed care agreement will decline if the dollar-weighted ratio of (a) our market shares of Merck products under eligible plans we manage or administer to (b) the national third-party market shares of Merck products (excluding prescriptions under plans we manage or administer) is below approximately 1.30 to 1. We will not receive any rebates for that quarter and must pay Merck a substantial percentage of its lost revenues, as liquidated damages, if that ratio falls below approximately 1.23 to 1. That ratio was approximately 1.37 to 1 for the quarter ended December 29, 2001.

    We may not be able to maintain the required relative market share for any quarter or for the term of the agreement and this market share differential may decline due to a variety of factors, some of which are beyond our control. We cannot predict how Merck or other pharmaceutical manufacturers will price their products, and these pricing decisions could have a substantial impact on our ability to achieve the market share benchmarks in the agreement. If we fail to achieve the required relative market share, we will be required to pay to Merck, as liquidated damages, 50% of Merck's lost revenues resulting from the failure to maintain the required weighted market share for that quarter.

    Merck may also be entitled to sue us for damages arising from breaches of other provisions of the agreement. Payments of damages to Merck could have a material adverse effect on our business, financial condition and growth prospects.

    The managed care agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. Under rebate arrangements with other pharmaceutical manufacturers, generally only the market share rebates we have an opportunity to earn are contingent upon achieving specified market share levels for the manufacturer's products. Under the managed care agreement all rebates we have an opportunity to earn are contingent upon maintaining a specified market share for Merck products. Liquidated damages provisions are not included under our agreements with other pharmaceutical manufacturers. Under rebate arrangements with other pharmaceutical manufacturers, the pharmaceutical manufacturer generally may not unilaterally withdraw a product from the terms of the rebate agreement, as is generally the case under the managed care agreement. Other provisions of the managed care agreement that are not contained in our agreements with other manufacturers are Merck's unilateral right to terminate the agreement and our agreement to indemnify Merck for specified liabilities.

Compliance with our obligations under the managed care agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others.

    To avoid losing rebates with respect to Merck products and paying substantial liquidated damages to Merck resulting from our failure to maintain the required relative market share under the agreement, we may have to take steps to comply with the agreement that create uncertainties and risks for our business relationships with other pharmaceutical manufacturers and with our clients. Our obligations under the agreement may reduce our flexibility in negotiating agreements with other pharmaceutical manufacturers or our ability to earn rebates under agreements with them. We may not be able to comply with our obligations under the agreement if any clients require us to take actions that are inconsistent with our access commitments or our best efforts commitments. Our access obligations do not require us to act in a manner that would have a clear and objective material adverse economic impact on a client. Our best efforts obligations under the agreement may require us in the future to renegotiate other agreements we have with clients and other pharmaceutical manufacturers. Moreover, our best efforts obligations do not apply where clear and objective safety reasons otherwise require or where our actions would have a clear and objective material adverse economic impact on a client. Finally, our obligations under the agreement may make it more difficult for us to negotiate new agreements with our clients and may affect our competitive position.

    Under the agreement, Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck products. If any of our major clients were to reach agreement directly with Merck, we could lose the opportunity to earn rebates with respect to sales of Merck products to that client's members, and the adverse impact on our business and profitability could be significant.

    If we do not realize anticipated rebates under our agreement with Merck, we may fail to meet financial performance standards that we have committed to achieve under certain plans we manage or administer, in which case we could incur substantial liabilities to those plans. As a result of our efforts to perform our obligations under the agreement, our competitive position could suffer and we may be unable to avoid reduction or elimination of our rebates under the agreement or the payment of liquidated damages.

    Under the agreement, we are responsible for any liabilities to third parties arising from the performance of our obligations. While we do not believe that the agreement conflicts with any of our contractual obligations to third parties or with any laws or regulations applicable to our business, we are party to a number of government investigations and legal proceedings and our adversaries may assert the contrary, potentially resulting in a less favorable outcome than we would otherwise expect.

Our managed care agreement with Merck contains provisions that may make it more difficult for us to sell stock or assets or for another company to acquire or merge with us.

    Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenues, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenues or net income, or more than 5% of our assets on a book value or fair value basis, measured in each case as of the end of the quarter preceding the transaction, unless, at Merck's election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates, that are substantially similar to our agreement with Merck (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement). These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

If the managed care agreement is terminated or amended, we breach the managed care agreement, or Merck withdraws its products from the terms of the managed care agreement, an event of default could result under the credit agreements governing our senior unsecured credit facility.

    We will be in default under the credit agreements governing our senior unsecured credit facility if:

   .  the managed care agreement is terminated or amended;

   .  we breach the managed care agreement; or

   .  Merck withdraws its products from the terms of the managed care agreement and, in each case, any such termination, amendment, breach or withdrawal would be reasonably expected to result in a material adverse effect on us. The credit agreements governing the credit facility will provide that, in determining whether or not a material adverse effect would be reasonably expected to result from such termination, amendment, breach or withdrawal, consideration will be given by the parties to any attempt to mitigate the effects of such termination, amendment, breach or withdrawal.

    The occurrence of some of these events could be beyond our control. If a default under the credit agreements occurs, the lenders could cease to make further extensions of credit or cause all of our outstanding loans under our credit facility to become immediately due and payable, together with accrued and unpaid interest.

As long as Merck owns a majority of our common stock, our other stockholders will be unable to affect the outcome of stockholder voting.

    After the completion of the initial public offering of our common stock, Merck will beneficially own at least 80.1% of the outstanding shares of our common stock. As long as Merck owns a majority of our common stock, our other stockholders will generally be unable to affect or change the management or the direction of our company without Merck's support.

    We and Merck have agreed with the Federal Trade Commission, or FTC, not to share with one another non-public information concerning prices, discounts, rebates, delivery arrangements, payment terms and schedules and other matters. Generally, Merck may not share with us non-public information related to its relationship with other PBMs and we may not disclose non-public information to Merck regarding our relationship with other pharmaceutical manufacturers. See "Business--Government Regulations". However, under applicable law, as long as Merck owns a majority of our outstanding common stock, Merck will continue to be able to elect and remove our entire board of directors and, generally, to determine the outcome of all corporate actions requiring stockholder approval. Merck's interests may differ from or conflict with the interests of our other stockholders or noteholders. In addition, subject to the restrictions of the FTC agreement and applicable law, Merck will be in a position to control all matters affecting our company, including:

   .  our general corporate direction and policies;

   .  amendments to our certificate of incorporation and bylaws;

   . acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control;

   .  future issuances of common stock or other securities of our company;

   .  the incurrence of debt by our company;

   .  the payment of dividends on our common stock; and

   .  compensation, stock option and other human resources policy decisions.

    We have agreed with Merck that as long as Merck owns at least 50% of our common stock Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors, and to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee. Should Merck own more than 20% but less than 50% of our common stock, Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power and to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors. Merck may assign its board representation rights to any party to which Merck transfers shares representing 20% or more of our outstanding common stock. We have granted to Merck a continuing right to purchase shares of our common stock from us prior to making any share issuance to allow Merck to continue to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis after that issuance.

Our directors may have conflicts of interest because they are also executive officers of Merck, and our directors, executive officers and employees own Merck stock or options to purchase Merck stock.


    At the time that we complete the initial public offering of our common stock, our President and our other two directors will be individuals who are also current or former executive officers of Merck. Moreover, we expect that until the spin-off, a majority of the members of our board of directors will be individuals who are executive officers of Merck. Our directors who are also executive officers of Merck will have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, including, for example, acquisitions and other corporate opportunities that may be suitable for both us and Merck. In addition, Richard T. Clark, our Chairman, President and Chief Executive Officer, is expected to resign and return to Merck as a senior executive in the second or third quarter of 2003 or later, once we have selected an individual to replace him as our Chairman, President and Chief Executive Officer and an appropriate transition period has elapsed. After the initial public offering of our common stock, a number of our directors, executive officers and other employees will continue to own Merck stock and options on Merck stock they acquired as directors or employees of Merck. As of June 28, 2002, Mr. Clark beneficially owned 119,318 shares of Merck common stock including options to purchase 110,000 shares of Merck common stock that are currently exercisable. These ownership interests could create, or appear to create, potential conflicts of interest when these directors, executive officers and other employees are faced with decisions that could have different implications for our company and Merck.


We may have potential business conflicts of interest with Merck.

    Merck has agreed to provide us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. We have agreed to achieve specified market share targets for utilization of Merck products by our clients' plans. Merck and we will also enter into other contracts prior to the completion of the initial public offering of our common stock under which Merck and we will agree to provide each other with various interim, ongoing and other services and information. As a result, conflicts of interest may arise between us and Merck in a number of areas relating to our past and ongoing relationships, including:

   . amendments, waivers and modifications to our managed care rebate agreement and the other interim and ongoing agreements we have entered into, or will enter into, with Merck;

   . the nature, quality and pricing of transitional services Merck has agreed to provide us;

   .  business opportunities that may be attractive to both Merck and us;

   . labor, tax, employee benefit and other matters arising from our separation from Merck; and

   . sales or distributions by Merck of all or any portion of its ownership interest in us.

    We might not be able to resolve any potential conflicts as favorably as if we were dealing with an unaffiliated party or at all. Merck and we may agree to amend our contractual agreements from time to time. We will enter into agreements with Merck prior to the completion of the initial public offering of our common stock in the context of our relationship as a wholly owned subsidiary of Merck and our separation from Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements. For more information about these arrangements, see "Relationships Between Our Company and Merck & Co., Inc."

    Under our certificate of incorporation, Merck and its affiliates have no duty to refrain from engaging in similar activities or lines of business as us and will generally not be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. If Merck or any of its affiliates become aware of a potential transaction that may be a corporate opportunity for both Merck or one of its affiliates and us, they will have no duty to offer or communicate this opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder if it pursues or acquires the corporate opportunity for itself, directs it to another person or does not communicate information about it to us. Corporate opportunities offered to any person who is both a director or officer of us and a director, officer or employee of Merck or one of its affiliates will belong to us only if offered to him or her solely in his or her capacity as our director or officer. See "Relationships Between Our Company and Merck & Co., Inc.--Transactions and Corporate Opportunities".

The new agreements we are entering into with Merck in connection with the initial public offering of our common stock could restrict our operations.

    Prior to the completion of the initial public offering of our common stock, we and Merck will have entered into a number of agreements governing our separation from Merck and our future relationship. We and Merck have entered into a master separation and distribution agreement and will enter into additional agreements prior to the completion of the initial public offering of our common stock in the context of our relationship to Merck as a wholly owned subsidiary and our separation from Merck, and, accordingly, the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm's-length negotiations with unaffiliated third parties. Pursuant to these agreements with Merck, we will have agreed to take actions, observe commitments and accept terms and conditions that are or may be advantageous to Merck but are or may be disadvantageous to us. The terms of these agreements will include obligations and restrictive provisions, including, but not limited to:

   . an agreement that restricts our ability, for a period of five years after the completion of the initial public offering of our common stock, to engage in a business similar to the business of development, manufacture or marketing of human or animal health products except to the extent these activities relate to the conduct of our PBM business. We will also be subject to some restrictions on our ability to make acquisitions of, and investments in, any company that conducts these prohibited activities or businesses. In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the date of the initial public offering of our common stock, we will be required to provide Merck with a right of first offer to acquire those activities or businesses;

   . an agreement to indemnify Merck, its affiliates, and each of their respective directors, officers, employees, agents and representatives from all liabilities that arise from our breach of, or performance under the agreements we are entering into with Merck in connection with the separation and for any of our liabilities;

   . an agreement to indemnify Merck for certain tax liabilities and for certain actions or events which, if the spin-off occurs, cause the spin-off to be taxable to Merck and/or its stockholders; and

   . an agreement that we will not change our accounting principles for periods in which our financial results are included in Merck's consolidated financial statements unless we are required to do so to comply, in all material respects, with generally accepted accounting principles and SEC requirements. We will also agree to use Merck's auditors, use reasonable efforts to have our annual audit completed on the same date as Merck's annual audit and provide information and access to Merck and its auditors.

For a further discussion of our agreements with Merck, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

We face risks associated with being a member of Merck's consolidated group for federal income tax purposes.

    For so long as Merck continues to own at least 80.1% of the voting power and value of our capital stock, we will be included in Merck's consolidated group for federal income tax purposes. Under our tax responsibility allocation agreement, we will pay Merck the amount of federal, state and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in Merck's consolidated or combined returns. In addition, by virtue of its controlling ownership and the tax responsibility allocation agreement, Merck will effectively control substantially all of our tax decisions and will have sole authority to respond to and conduct all tax proceedings, including tax audits relating to Merck's consolidated or combined income tax returns in which we are included. Moreover, notwithstanding the tax responsibility allocation agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Merck or other members of the group fail to make any federal income tax payments required of them by law, we could be liable for the shortfall. Similar principles apply for state income tax purposes in many states. For a further discussion of these tax issues, see "Relationships Between Our Company and Merck & Co., Inc."

If Merck does not complete the spin-off, we will continue to be controlled by Merck.

    While Merck expects the spin-off to occur within 12 months after the initial public offering of our common stock, it may not occur in that time period or at all and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of Medco Health to Merck stockholders qualifies as a tax-free spin-off under
Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. Merck has advised us that it filed a private letter ruling request with the Internal Revenue Service in April 2002. However, at the time of the initial public offering of our common stock, Merck will not have received the ruling from the Internal Revenue Service. If Merck does not receive a favorable tax ruling, it is not likely to make the distribution in the expected time frame or at all. In addition, until this distribution occurs, the risks discussed above relating to Merck's control of us, our directors' conflicts of interest, and the potential business conflicts of interest between Merck and us will continue to be relevant to our noteholders.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends", "may", "will", "should", "estimates", "predicts", "potential", "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus. These factors include:

   .  competition in the PBM industry and in the health care industry generally;

   . continued pressure on rebates from pharmaceutical manufacturers and margins in the PBM industry;

   . the impact on our business and competitive position of our new managed care agreement with Merck;

   . our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients;

   . possible contractual or regulatory changes affecting pricing, rebates, discounts or other practices of pharmaceutical manufacturers;

   .  risks associated with our relationship with and separation from Merck;

   .  risks associated with our indebtedness and debt service obligations;

   .  our ability to attract and retain qualified personnel;

   . risks associated with our ability to continue to develop innovative programs and services;

   .  liability and other claims asserted against us;

   .  risks related to bioterrorism and mail tampering;

   . risks related to rapid changes in technology and our ability to protect our technology and enforce our intellectual property and contract rights;

   . developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and the introduction of new drugs;

   . new or existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

   .  legislative proposals that impact our industry or the way we do business;
      and

   .  general economic and business conditions.

The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in our notes, you should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

                                USE OF PROCEEDS

    Our net proceeds from this offering will be approximately $ million, after deducting underwriting discounts and commissions and the estimated expenses of this offering payable by us. We intend to use all the net proceeds from this offering to pay a portion of the $1,500 million dividend to Merck. If we do not complete this offering prior to the payment of the dividend to Merck, we expect to obtain an additional $1,000 million in financing from the syndicate of banks that will be lenders under our senior unsecured credit facility to pay the dividend and we will use the proceeds from this offering to repay that additional financing.

                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

                                      Years Ended                         Quarters Ended
-                          ---------------------------------- ---------------------------------------
                                                    Pro Forma                               Pro Forma
                                                    Dec. 29,                                March 30,
                           1997 1998 1999 2000 2001  2001(2)  March 29, 2001 March 30, 2002  2002(2)
                           ---- ---- ---- ---- ---- --------- -------------- -------------- ---------
Ratio of earnings to fixed
  charges(1).............. 5.4  10.2 26.3 38.9 37.0    4.9         25.5           24.9         4.6

--------
(1) The ratio was calculated by dividing the sum of the fixed charges into the sum of the earnings and fixed charges. In calculating this ratio, earnings include income before income taxes and before fixed charges. Fixed charges include interest expense and one-third of all rent expense (considered representative of the interest factor).

(2) The pro forma consolidated ratio of earnings to fixed charges gives effect to the issuance in this offering of $1,000 million aggregate principal amount of notes and the incurrence of $500 million term loan under the $1,250 senior unsecured credit facility as if such debt was outstanding on the date indicated.

                                CAPITALIZATION

    The following table sets forth our capitalization (1) on an actual basis as of March 30, 2002, (2) as adjusted to give effect to the $1,500 million dividend to Merck and (3) as adjusted to give effect to the dividend payment and to:

   . the incurrence of the $500 million term loan, and related debt issuance costs, under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with the initial public offering of our common stock, approximately $750 million of which will remain undrawn at the completion of the initial public offering of our common stock and will be available for general corporate and working capital purposes; and

   . the issuance in this offering of $1,000 million aggregate principal amount of notes and related debt issuance costs.

    This table should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data", "Unaudited Pro Forma Condensed Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus.

                                              As of March 30, 2002
                                         ------------------------------
                                                     As    As adjusted
                                                  adjusted for dividend
                                                    for      payment,
                                                  dividend  term loan
                                          Actual    only    and notes
                                         -------- -------- ------------
                                                 (in millions)
        Cash and cash equivalents....... $   12.3 $   12.3   $   12.3
                                         ======== ========   ========
        Dividend payable................ $     -- $1,500.0   $     --
                                         ======== ========   ========

        Long-term debt:
           Credit facility.............. $     -- $     --   $  500.0
           Notes........................       --       --    1,000.0
                                         -------- --------   --------
               Total long-term debt.....       --       --    1,500.0
                                         -------- --------   --------
        Total stockholder's equity......  6,327.9  4,827.9    4,827.9
                                         -------- --------   --------
        Total capitalization............ $6,327.9 $4,827.9   $6,327.9
                                         ======== ========   ========

    We converted from a limited liability company to a Delaware corporation on May 21, 2002 and subsequently changed our name to Medco Health Solutions, Inc. As part of the conversion, we authorized 1,000,000,000 shares of common stock, $0.01 par value, and issued 270,000,000 shares of common stock to Merck. We also authorized 10,000,000 shares of preferred stock, $0.01 par value, none of which have been issued.

    For information about options we may grant, see "Management--Executive Compensation".

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to our historical consolidated financial statements, each of which is included elsewhere in this prospectus. The unaudited consolidated statements of income data for 1997, 1998 and for the quarters ended March 31, 2001 and March 30, 2002, and the unaudited consolidated balance sheet data as of the last day of each of these periods are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated statements of income data for 1999, 2000 and 2001 and the consolidated balance sheet data as of the last day of each of these fiscal years are derived from our historical consolidated financial statements. The financial statements for 1999 and 2000 have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this prospectus. The financial statements for 2001 have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report is included elsewhere in this prospectus.

    The historical financial information is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full year. For additional information, see "Unaudited Pro Forma Condensed Consolidated Financial Data".

                                                                                                       As of and for the
                                                 As of and for the Year Ended                            Quarter Ended
                               ---------------------------------------------------------------       --------------------
                               December 27,  December 26,  December 25,  December 30,  December 29,  March 31,     March 30,
                                   1997          1998          1999        2000 (1)        2001        2001          2002
                               ------------  ------------  ------------  ------------  ------------  ---------     ---------
                                                      (in millions, except per share amounts)
Consolidated Statement of
 Income Data:
  Product net revenues........  $10,406.5     $12,688.0     $16,675.4     $21,979.2     $28,709.3    $ 6,959.1     $ 7,929.0
  Service revenues............      228.1         234.7         221.2         287.1         361.3         83.0          87.1
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
   Total net revenues.........  $10,634.6     $12,922.7     $16,896.6     $22,266.3     $29,070.6    $ 7,042.1     $ 8,016.1
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
Cost of operations:
  Cost of product net
   revenues...................    9,929.3      12,037.0      15,865.4      21,010.8      27,601.1      6,713.6       7,713.8
  Cost of service revenues....       82.9          76.3         106.1         143.4         185.6         48.9          44.0
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
   Total cost of revenues.....   10,012.2      12,113.3      15,971.5      21,154.2      27,786.7      6,762.5       7,757.8
  Selling, general and
   administrative expenses....     350.2         417.9         415.1         483.1         578.4         142.6         135.2
  Amortization of goodwill....      98.9          99.1          99.1         103.3         106.9          26.8            --
  Amortization of intangibles.      82.9          82.9          82.9          84.0          84.9          21.2          21.2
  Interest income, net........      (3.5)         (4.5)         (3.7)         (5.8)         (4.6)         (1.5)         (0.8)
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
      Total cost of
       operations.............   10,540.7      12,708.7      16,564.9      21,818.8      28,552.3      6,951.6       7,913.4
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
Income before provision for
 income taxes.................       93.9         214.0         331.7         447.5         518.3         90.5         102.7
Provision for income taxes....       80.8         130.6         179.7         230.7         261.7         45.7          43.1
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
Net income....................  $    13.1     $    83.4     $   152.0     $   216.8     $   256.6    $    44.8     $    59.6
                                =========     =========     =========     =========     =========    =========     =========
Earnings Per Share
 Data (2):
Basic and diluted net income
 per share....................  $    0.05     $    0.31     $    0.56     $    0.80     $    0.95    $    0.17     $    0.22
Shares used in computing
 basic and diluted net
 income per share.............      270.0         270.0         270.0         270.0         270.0        270.0         270.0
Pro forma presentation
 assuming SFAS No. 142
 was in effect for all
 periods (3):
  Pro forma income before
   provision for income
   taxes......................  $   192.8     $   313.1     $   430.8     $   550.8     $   625.2    $   117.3     $   102.7
  Provision for income
   taxes......................       80.8         130.6         179.7         230.7         261.7         45.7          43.1
                                ---------     ---------     ---------     ---------     ---------    ---------     ---------
  Pro forma net income........  $   112.0     $   182.5     $   251.1     $   320.1     $   363.5    $    71.6     $    59.6
                                =========     =========     =========     =========     =========    =========     =========
  Pro forma basic and diluted
   net income per share.......  $    0.41     $    0.68     $    0.93     $    1.19     $    1.35    $    0.27     $    0.22
Consolidated Balance
 Sheet Data:
Working capital (4)...........  $   769.8     $   726.2     $   764.4     $   868.3     $   724.4    $   668.9     $   794.6
Goodwill, net.................  $ 3,569.0     $ 3,461.1     $ 3,362.1     $ 3,419.6     $ 3,310.2    $ 3,392.8     $ 3,310.2
Intangible assets, net........  $ 2,795.3     $ 2,712.4     $ 2,629.5     $ 2,584.6     $ 2,499.7    $ 2,563.4     $ 2,478.5
Total assets..................  $ 8,372.1     $ 8,247.3     $ 8,464.4     $ 8,914.8     $ 9,251.8    $ 8,916.7     $ 9,504.6
Total debt (5)................  $     0.0     $     0.0     $     0.0     $     0.0     $     0.0    $     0.0     $     0.0
Deferred tax liabilities......  $ 1,200.3     $ 1,195.7     $ 1,158.7     $ 1,144.1     $ 1,154.2    $ 1,137.4     $ 1,150.6
Total stockholder's equity....  $ 6,289.2     $ 6,063.4     $ 6,070.2     $ 6,358.3     $ 6,268.3    $ 6,175.7     $ 6,327.9
Supplemental Information
 (Unaudited):
Total drug spend (6)..........  $11,770.4     $14,106.4     $17,891.8     $23,054.9     $29,369.6    $ 7,137.1     $ 8,112.6
EBITDA (7)....................  $   341.7     $   479.3     $   591.5     $   730.9     $   836.6    $   170.2     $   161.3
Net cash provided by
 operating activities.........        N/A     $   433.0     $   345.5     $   365.5     $   658.8    $   308.6     $   514.9
Estimated covered lives.......       51.4          50.6          52.3          65.0          65.0          N/A           N/A
Prescriptions administered....      291.0         322.3         372.0         451.9         537.2        137.9         140.7
   Home delivery..............       48.7          53.3          60.6          65.1          74.7         17.8          20.1
   Retail.....................      242.3         269.0         311.4         386.8         462.5        120.1         120.6

                         (See notes on following page)

    Notes to Selected Historical Consolidated Financial and Operating Data

(1) 53 week fiscal year.
(2) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. On May 21, 2002, we converted into a corporation and issued 270,000,000 shares of $0.01 par value common stock. The financial data has been revised to retroactively reflect this transaction for all periods presented.
(3) Effective December 30, 2001, we adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted on December 29, 1996. The March 30, 2002 quarterly financial results already reflect the adoption of SFAS 142 and therefore no pro forma adjustment is necessary; these results are included in this pro forma presentation to facilitate appropriate comparative analysis.
(4) Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt and other current liabilities). As of each balance sheet date presented, we did not have short-term debt any debt outstanding.
(5) See "Unaudited Pro Forma Condensed Consolidated Financial Data".
(6) Drug spend represents the cost of drugs to clients and members dispensed from our home delivery pharmacies or through our retail pharmacy networks, less any amounts paid by us to our clients, plus any dispensing fees earned by pharmacies.
(7) EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under United States generally accepted accounting principles. The items excluded from EBITDA are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. We believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the year ended December 29, 2001 and our unaudited consolidated interim financial statements for the quarter ended March 30, 2002, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full year. The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this prospectus, as if those transactions had been completed at earlier dates:

   . the incurrence of the $500 million term loan under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with the initial public offering of our common stock, approximately $750 million of which will remain undrawn at the completion of the initial public offering of our common stock and will be available for general corporate and working capital purposes;

   . the issuance in this offering of $1,000 million aggregate principal amount of notes; and

   .  the payment of the $1,500 million dividend to Merck.

    The unaudited pro forma condensed consolidated statement of income assumes that these transactions occurred as of December 31, 2000 and the unaudited pro forma condensed consolidated balance sheet assumes that these transactions occurred as of March 30, 2002.

    You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections "Selected Historical Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The unaudited pro forma condensed consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements included elsewhere in this prospectus.

    The unaudited pro forma condensed consolidated financial information is not indicative of our future performance or what our results of operations would have been if we had been operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 31, 2000 or March 30, 2002, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company, which are described in Note 1 to the unaudited pro forma condensed consolidated statement of income.

    During 2001 and the first quarter of 2002, we recorded gross rebates of $439.4 million and $115.6 million, respectively, from Merck based upon an agreed-upon percentage rate applied to the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks. We have entered into a five-year managed care agreement with Merck which governs our ongoing rebate arrangements with Merck. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been effective as of December 31, 2000, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2001 or the first quarter of 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets set forth in that agreement. See "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels" and "Relationship Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

  Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year
                            Ended December 29, 2001

                                           Historical  Adjustments    Pro Forma
                                           ----------  -----------   ---------
                                           (in millions, except per share amounts)
Product net revenues...................... $28,709.3                 $28,709.3
Service revenues..........................     361.3                     361.3
                                           ---------                 ---------
       Total net revenues.................  29,070.6                  29,070.6
                                           ---------                 ---------
Cost of operations:
   Cost of product net revenues...........  27,601.1                  27,601.1
   Cost of service revenues...............     185.6                     185.6
                                           ---------                 ---------
       Total cost of revenues.............  27,786.7                  27,786.7
   Selling, general and
     administrative expenses..............     578.4                     578.4(1)
   Amortization of goodwill...............     106.9                     106.9(2)
   Amortization of intangibles............      84.9                      84.9
   Interest (income) expense, net.........      (4.6)    $103.7 (3)       99.1
                                           ---------                 ---------
          Total cost of operations........  28,552.3                  28,656.0
                                           ---------                 ---------
Income before provision for income
  taxes...................................     518.3                     414.6
Provision for income taxes................     261.7      (43.0)(4)      218.7
                                           ---------     ------      ---------
Net income................................ $   256.6     $(60.7)     $   195.9
                                           =========     ======      =========
Basic and diluted earnings per
  share (5):
   Net income per share...................      0.95                      0.73
   Weighted average shares
     outstanding..........................     270.0                     270.0

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Quarter
                             Ended March 30, 2002

                                            Historical   Adjustments    Pro Forma
                                            ----------   -----------   ---------
                                            (in millions, except per share amounts)
 Product net revenues...................... $ 7,929.0                  $7,929.0
 Service revenues..........................      87.1                      87.1
                                            ---------                  --------
        Total net revenues.................   8,016.1                   8,016.1
                                            ---------                  --------
 Cost of operations:
    Cost of product net revenues...........   7,713.8                   7,713.8
    Cost of service revenues...............      44.0                      44.0
                                            ---------                  --------
        Total cost of revenues.............   7,757.8                   7,757.8
    Selling, general and
      administrative expenses..............     135.2                     135.2(1)
    Amortization of intangibles............      21.2                      21.2
    Interest (income) expense, net.........      (0.8)     $ 25.9 (3)      25.1
                                            ---------                  --------
           Total cost of operations........   7,913.4                   7,939.3
                                            ---------                  --------
 Income before provision for income
   taxes...................................     102.7                      76.8
 Provision for income taxes................      43.1       (10.7)(4)      32.4
                                            ---------      ------      --------
 Net income................................ $    59.6      $(15.2)     $   44.4
                                            =========      ======      ========
 Basic and diluted earnings per
   share (5):
    Net income per share...................      0.22                      0.16
    Weighted average shares
      outstanding..........................     270.0                     270.0

                         (See notes on following page)

   Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income:

(1) In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of the initial public offering of our common stock and until we assume full responsibility for them as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following the initial public offering of our common stock, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change of our corporate name, and other similar costs.

(2) Goodwill amortization ceased beginning December 30, 2001 in accordance with our adoption, as of that date, of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). We will assess the goodwill for impairment on an annual basis using the "two-step" method required by SFAS No. 142. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Recent Accounting Pronouncements".

(3) Includes estimated annual interest expense of $103.7 million related to $1,500 million of indebtedness, including $1,000 million aggregate principal amount of notes offered in this offering, that we expect to incur at or about the time we complete the initial public offering of our common stock, at an estimated weighted average annual interest rate of 6.91%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facility. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $3.8 million. We may incur additional interest expense if we draw down under the $750 million revolving portions of the $1,250 million senior unsecured credit facility that we expect to enter into at or about the time we complete the initial public offering of our common stock.

(4) Represents estimated tax benefit related to the estimated interest expense discussed in Note 3 above at our combined statutory rate of 41.5%.

(5) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. On May 21, 2002, we converted into a corporation and issued 270,000,000 shares of $0.01 par value common stock. The Unaudited Pro Forma Condensed Consolidated Statement of Income has been revised to retroactively reflect this transaction for all periods presented.

 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 30, 2002

                                                                                 Pro
                                                   Historical    Adjustments    Forma
                                                   ----------   -----------    --------
                                                              (in millions)
Assets:
Cash and cash equivalents.........................  $   12.3                   $   12.3
Accounts receivable, net..........................   1,073.6                    1,073.6
Due from Merck, net...............................     449.6(1)                   449.6
Inventories, net..................................     870.8                      870.8
Deferred tax assets...............................     262.9                      262.9
Other current assets..............................     131.0                      131.0
Property and equipment, net.......................     798.5                      798.5
Goodwill, net.....................................   3,310.2                    3,310.2
Intangibles, net..................................   2,478.5                    2,478.5
Other noncurrent assets...........................     117.2     $    15.0(2)     132.2
                                                    --------                   --------
   Total assets...................................  $9,504.6                   $9,519.6
                                                    ========                   ========
Liabilities and Equity:
Claims and accounts payable.......................  $1,756.9                   $1,756.9
Short-term debt...................................        --     $    15.0(2)      15.0
Other current liabilities.........................     248.7                      248.7
Long-term debt....................................       0.0     $ 1,500.0(3)   1,500.0
Deferred tax liabilities..........................   1,150.6                    1,150.6
Other noncurrent liabilities......................      20.5                       20.5
Total stockholder's equity........................   6,327.9(1)  $(1,500.0)(4)  4,827.9
                                                    --------                   --------
   Total liabilities and stockholder's equity.....  $9,504.6                   $9,519.6
                                                    ========                   ========

--------
(1) The net balance of intercompany receivables from Merck as of December 29, 2001 is included in total stockholder's equity. From December 30, 2001 through the date we complete the initial public offering of our common stock, we are recording intercompany transactions with Merck in an intercompany account as discussed in Note 10 to our audited consolidated financial statements contained elsewhere in this prospectus.

(2) We will record approximately $15 million in debt issuance costs in connection with the incurrence of the debt described in note (3).

(3) At or about the time we complete the initial public offering of our common stock, we intend to incur $1,500 million in long-term indebtedness, including $1,000 million aggregate principal amount of notes offered by this prospectus. We may incur additional indebtedness if we draw down under the $750 million revolving portions of the $1,250 million senior unsecured credit facility we expect to enter into at or about the time we complete the initial public offering of our common stock.

(4) Represents the impact on equity associated with the payment of the $1,500 million dividend to Merck primarily funded by the net proceeds of this offering and borrowings under our senior unsecured credit facility.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

    You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors", "Cautionary Note Regarding Forward-Looking Statements" and other sections in this prospectus.

Basis of Presentation

    Our consolidated financial statements reflect our historical results of operations and cash flows during each respective period. We prepared our historical financial statements using Merck's historical basis in the assets and liabilities and the results of our operations. They also include allocations of expenses Merck incurred. These expenses include expenses for consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. We made these expense allocations on a basis that we, along with Merck, considered to be reasonable reflections of the utilization of services that Merck provided to us. For a discussion of the costs associated with operating as a separate company, see "--Results of Operations".

    On May 21, 2002, we converted from a limited liability company wholly owned by Merck to a corporation. For financial reporting purposes, we calculated income tax expense and deferred income tax balances as if we were a separate company and had prepared our own separate tax returns as a corporation during the periods presented.

    The financial information included in this prospectus is not indicative of our consolidated financial position, operating results, changes in equity and cash flows for any future period, or what they would have been had we operated as a separate company during the periods presented.

Overview

    We are the nation's largest pharmacy benefit manager based on the more than $29 billion in drug spend we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. As of May 2002, we had approximately 1,680 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

    We operate in a very competitive market that is characterized by increasing pricing and margin pressures as clients seek to control the growth in the cost of providing prescription drug benefits to their members.

    Our net revenues are derived primarily from the sale of prescription drugs through our home delivery pharmacies and through our networks of contractually affiliated retail pharmacies and are recorded net of certain rebate and guarantee payments to clients. For further details, see our critical accounting policies included in "--Use of Estimates and Critical Accounting Policies" below and the notes to our audited consolidated financial statements included elsewhere in this prospectus.

    Our cost of revenues relating to drugs dispensed by our home delivery pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated depreciation. Cost of revenues for prescriptions filled through our network of retail pharmacies includes the contracted cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. The operating costs of our call center pharmacies are also included in cost of revenues. In addition, cost of revenues for both home delivery sales and retail sales includes a credit for rebates earned from pharmaceutical manufacturers whose drugs are included in our formularies. Price increases by manufacturers and wholesalers for pharmaceuticals have generally been recovered from our clients under our client contracts but could prevent us from satisfying contracts with guaranteed cost savings if the result is an overall increase in the cost of the drug plan to our client.

    Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing customer relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations and other staff activities. Our historical financial statements also include allocations of costs relating to certain corporate functions historically provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocated expenses are not indicative of the higher expenses we expect to incur in the future in connection with these corporate functions as a separate company. For information on our expected incremental selling, general and administrative expenses after the initial public offering of our common stock, see Note 1 to the Unaudited Pro Forma Condensed Consolidated Statement of Income included under "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Transition Services Agreement".

    During the periods presented, we entered into a five-year contract with a significant managed care client, UnitedHealth Group, which is currently our largest client. We began providing prescription benefit management services to this client in the second quarter of 2000. Revenues from UnitedHealth Group amounted to approximately $1,300 million, or approximately 6% of our net revenues, in 2000, and $4,600 million, or approximately 16% of our net revenues, in 2001.

    Our key assets include accounts receivable, inventories, fixed assets, goodwill and intangibles. Accounts receivable represent amounts due from clients for prescriptions shipped to members from our home delivery pharmacies or dispensed from retail pharmacies in our networks, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. Accounts receivable also include amounts due from pharmaceutical manufacturers for earned rebates and other fees. Inventories reflect the cost of prescription products held for dispensing by our home delivery pharmacies and are recorded on a first-in, first-out basis. Fixed assets include our investment in home delivery pharmacies, call center pharmacies, and information technology including capitalized software development. The net goodwill of $3,310 million and intangible assets of $2,500 million as of December 29, 2001 are comprised primarily of the push-down of goodwill and intangibles related to Merck's acquisition of us in 1993 and, to a significantly lesser extent, our acquisition of ProVantage Health Services, Inc., or ProVantage, in 2000.

    Liabilities primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, amounts payable for home delivery prescription inventory purchases and other accruals and liabilities incurred in the normal course of business.

    We conduct our operations in one segment of the PBM industry, which involves sales of prescription drugs to members of our clients, either by our home delivery pharmacies or through our networks of contractually affiliated retail pharmacies, and in one geographic region, the United States and Puerto Rico. Services to clients are delivered and managed under a single contract for each client.

    We do not have any off-balance sheet entities. On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of this offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of $6.9 million. Except for these two agreements, we have not engaged in material transactions involving derivative financial instruments.

    Our fiscal year ends on the last Saturday in December, and our fiscal quarters end on the last Saturday in March, June, September or December. Fiscal years 1997, 1998, 1999 and 2001 each consisted of 52 weeks, and fiscal year 2000 consisted of 53 weeks.

Use of Estimates and Critical Accounting Policies

    Use of Estimates. The preparation of consolidated financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the consolidated financial statements, management reviewed the accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates. We discuss the impact and any associated risks related to these policies on our business operations throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

    Critical Accounting Policies. We describe below what we believe to be our critical accounting policies.


    Revenue recognition. Our revenues are derived principally from sales of prescription drugs to members of our clients, either through our home delivery pharmacies or our networks of contractually affiliated retail pharmacies. We recognize these revenues when the prescriptions are dispensed through our home delivery pharmacies or retail pharmacies in our contractually affiliated networks. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients' drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" in most of our transactions with customers. Our responsibilities under our client contracts include validating that the patient is a member of the client's plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the copayment due from the patient, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our home delivery pharmacies and our retail network contracts where we are the principal, on a gross basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (copayment) plus our administrative fees. Although we do not have credit risk with respect to retail copayments, we believe that all of the above indicators of gross treatment are present. In addition, we view these copayments as a mechanism that we negotiate with our clients to help them manage their retained prescription drug spending costs, and the level of copayments does not affect our rebates or margin on the transaction. Where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.

    We deduct from our revenues the manufacturers' rebates we pay to our clients when our clients earn these rebates. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the portion of those claims on which our clients can earn rebates. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances, payments made under risk-sharing agreements with clients and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them against revenue over the life of the contract only if these payments are refundable upon cancellation or relate to non-cancelable contracts. In the limited instances where we enter into risk-sharing agreements whereby we agree to share in the risk of a client's drug trend increasing above certain levels, we determine on a regular basis any potential deduction from revenue by comparing the client's increase in drug spending for that period against a specified contractual or indexed target rate. Where the client's rate of increase exceeds that target, we calculate a deduction from revenue in accordance with the terms of the contract, up to the contractual cap on our liability. We manage our risk from this type of arrangement by restricting the number of client contracts that include risk sharing, capping our responsibility under these provisions and requiring the client to implement drug cost management programs. Accordingly, our exposure under risk-sharing arrangements is not material to our financial position or liquidity.

    Rebates receivable and payable. Rebates receivable from pharmaceutical manufacturers are earned based upon dispensing of prescriptions at either home delivery pharmacies or pharmacies in our retail networks, are recorded as a reduction of cost of revenues and are included in accounts receivable. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by our home delivery pharmacies, or processed by one of the pharmacies in our retail networks, by the contractually agreed manufacturer rebate amount. We revise rebates receivable estimates to actual, with the difference recorded to cost of revenues, when final rebatable prescriptions are calculated, and rebates are billed to the manufacturer generally 45 to 90 days subsequent to the end of the applicable quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to our results of operations. Rebates payable to clients are estimated and accrued concurrent with rebates receivable and are included in claims and accounts payable. Rebates are paid to clients based on actual drug spend on a quarterly basis after collection of rebates receivable from manufacturers at which time rebates payable are revised to reflect amounts due. Typically, our client contracts give the client the right to audit our calculation of rebates owed to the client. To date, adjustments related to client audits have not been material.

    Contract profitability.   We monitor contract profitability periodically
throughout the term of each contract and if the contract would result in a loss over its total life, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

    Allocations from Merck. Our historical financial statements include allocations of certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, the effort expended by Merck for us as compared to its other operations, or other reasonable methods. We and Merck consider these allocations to be reasonable reflections of the utilization of services provided to us.

    Effective with the initial public offering of our common stock, our cost for these functions provided by Merck will be based on a formal transition services agreement with Merck, as we develop these functions as a separate company. Accordingly, our expenses for these functions, which we generally expect to obtain from Merck until the spin-off, will include charges to us by Merck under this transition services agreement, as well as our own costs to initiate and perform these functions.

    Income taxes. We account for income taxes under Financial Accounting Standard No. 109 "Accounting for Income Taxes". Accordingly, we calculated income tax expense and the deferred income tax balances in the consolidated financial statements as if we had been taxed separately and had prepared our own separate tax returns as a corporation. As of December 29, 2001 and for all periods presented, we were structured as a single member limited liability company with Merck as the sole member. Under this structure, Merck has been taxed on our taxable income as part of Merck's consolidated tax return, with our liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Subsequent to the initial public offering of our common stock, we expect to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement.

    Property and equipment. We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

    Software developed for internal use. We invest significantly in developing software to meet the needs of our clients. We have adopted American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

    Goodwill and intangible assets. Goodwill and intangible assets primarily represent the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993 and, to a significantly lesser extent, our acquisition of ProVantage in 2000. These assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. In addition, we continually evaluate the amortizable lives of our goodwill and intangible assets to ensure they reflect current circumstances. Our most recent evaluation occurred in March 2002 based on information as of December 29, 2001.

    Pension and other post-retirement benefits. The determination of our obligation and expense for pension and other post-retirement benefits depends on our selection of certain assumptions used by actuaries in calculating such amounts. We describe those assumptions in Note 6 to the audited consolidated financial statements. They include, among other assumptions, the discount rate, expected long-term rate of return on pension plan assets and rates of increase in compensation and health care costs. In accordance with United States generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in those future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

    Legal contingencies. We are currently involved in various legal proceedings. We have considered these proceedings in determining the necessity of any reserves for losses that are probable and reasonably estimable. Our estimates of necessary reserves have been developed in consultation with outside counsel assisting in the defense of these matters and are based upon an analysis of the potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or liquidity as set forth in our consolidated financial statements for the year ended December 29, 2001. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of these matters or by changes in our assumptions or our strategies related to these proceedings.

Results of Operations

    The following tables set forth, for the periods indicated, actual results and the percentage relationship to net revenues:

                                                                Years Ended                  Quarter Ended
                                                   -------------------------------------  ------------------
                                                   December 25, December 30, December 29, March 31, March 30,
                                                       1999       2000(1)        2001       2001      2002
                                                   ------------ ------------ ------------ --------- ---------
                                                                         (in millions)
Product net revenues..............................  $16,675.4    $21,979.2    $28,709.3   $6,959.1  $7,929.0
Service revenues..................................      221.2        287.1        361.3       83.0      87.1
                                                    ---------    ---------    ---------   --------  --------
       Total net revenues.........................   16,896.6     22,266.3     29,070.6    7,042.1   8,016.1
                                                    ---------    ---------    ---------   --------  --------
Cost of operations:
   Cost of product net revenues...................   15,865.4     21,010.8     27,601.1    6,713.6   7,713.8
   Cost of service revenues.......................      106.1        143.4        185.6       48.9      44.0
                                                    ---------    ---------    ---------   --------  --------
       Total cost of revenues.....................   15,971.5     21,154.2     27,786.7    6,762.5   7,757.8
   Selling, general and administrative expenses...      415.1        483.1        578.4      142.6     135.2
   Amortization of goodwill.......................       99.1        103.3        106.9       26.8        --
   Amortization of intangibles....................       82.9         84.0         84.9       21.2      21.2
   Interest income, net...........................       (3.7)        (5.8)        (4.6)      (1.5)     (0.8)
                                                    ---------    ---------    ---------   --------  --------
          Total cost of operations................   16,564.9     21,818.8     28,552.3    6,951.6   7,913.4
                                                    ---------    ---------    ---------   --------  --------
Income before provision for income taxes..........      331.7        447.5        518.3       90.5     102.7
Provision for income taxes........................      179.7        230.7        261.7       45.7      43.1
                                                    ---------    ---------    ---------   --------  --------
Net income........................................  $   152.0    $   216.8    $   256.6   $   44.8  $   59.6
                                                    =========    =========    =========   ========  ========


                                                                Years Ended                  Quarter Ended
                                                   -------------------------------------  ------------------
                                                   December 25, December 30, December 29, March 31, March 30,
                                                       1999       2000(1)        2001       2001      2002
                                                   ------------ ------------ ------------ --------- ---------
                                                                  (percentage of net revenues)

Product net revenues..............................       98.7%        98.7%        98.8%      98.8%     98.9%
Service revenues..................................        1.3%         1.3%         1.2%       1.2%      1.1%
                                                    ---------    ---------    ---------   --------  --------
       Total net revenues.........................      100.0%       100.0%       100.0%     100.0%    100.0%
                                                    ---------    ---------    ---------   --------  --------
Cost of operations:
   Cost of product net revenues...................       93.9%        94.4%        94.9%      95.3%     96.2%
   Cost of service revenues.......................        0.6%         0.6%         0.6%       0.7%      0.5%
                                                    ---------    ---------    ---------   --------  --------
       Total cost of revenues.....................       94.5%        95.0%        95.6%      96.0%     96.8%

   Selling, general and administrative expenses...        2.5%         2.2%         2.0%       2.0%      1.7%
   Amortization of goodwill.......................        0.6%         0.5%         0.4%       0.4%       --
   Amortization of intangibles....................        0.5%         0.4%         0.3%       0.3%      0.3%
   Interest income, net...........................         --           --           --         --        --
                                                    ---------    ---------    ---------   --------  --------
          Total costs of operations...............       98.0%        98.0%        98.2%      98.7%     98.7%
                                                    ---------    ---------    ---------   --------  --------
Income before provision for income taxes..........        2.0%         2.0%         1.8%       1.3%      1.3%
Provision for income taxes........................        1.1%         1.0%         0.9%       0.7%      0.6%
                                                    ---------    ---------    ---------   --------  --------
Net income........................................        0.9%         1.0%         0.9%       0.6%      0.7%
                                                    =========    =========    =========   ========  ========

--------
(1) 53 week fiscal year.

Results of Operations for the Quarters Ended March 31, 2001 and March 30, 2002


    Total net revenues for the first quarter of 2002 of $8,016 million exceeded the first quarter of 2001 by $974 million, or 13.8%. Included in net revenues are product net revenues which increased to $7,929 million in the first quarter of 2002 from $6,959 million in the first quarter of 2001 and service revenues which increased to $87 million in the first quarter of 2002 from $83 million in the first quarter of 2001. Included in product net revenues are retail copayments of approximately $1,640 million in the first quarter of 2002 and $1,378 million in the first quarter of 2001. Prescription volume totaled 141 million in the first quarter of 2002, reflecting a 2.0% increase over the first quarter of 2001. The product net revenues increase was primarily due to increased prices charged by manufacturers and higher prescription drug utilization. Product net revenues growth exceeded prescription volume growth by 11.9% reflecting higher manufacturer drug prices and increased representation of new and higher cost drugs in the brand name prescription base. Product net revenues growth due to these factors was partially offset by steeper pricing discounts offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed. Home delivery prescription volume as a percentage of total volume, including retail prescriptions, was 14.3% in the first quarter of 2002 and 12.9% in the first quarter of 2001. This percentage increase was primarily the result of changes in client plan designs to encourage home delivery usage. Service revenues increased principally from higher sales of data to pharmaceutical manufacturers and health care industry customers.



    Total cost of revenues for the first quarter of 2002 was $7,758 million and exceeded the first quarter of 2001 by $995 million, or 14.7%. Included in total cost of revenues are cost of product net revenues which increased to $7,714 million in the first quarter of 2002 from $6,714 million in the first quarter of 2001 and cost of service revenues which decreased to $44 million in the first quarter of 2002 from $49 million in the first quarter of 2001. Included in cost of product net revenues are amounts representing retail copayments of approximately $1,640 million in the first quarter of 2002 and $1,378 million in the first quarter of 2001. The increase in cost of product net revenues primarily reflects the volume and prescription drug mix activity addressed in the revenue discussion above. Costs of service revenues decreased due to company wide cost savings initiatives. Gross margin (defined as net revenues minus cost of revenues) in the first quarter of 2002 of $258 million reflects a $22 million, or 7.9%, decrease compared to the first quarter of 2001. The gross margin percent on net revenues in the first quarter of 2002 was 3.2%, compared to 4.0% in the first quarter of 2001. The gross margin percent on product net revenues in the first quarter of 2002 was 2.7%, compared to 3.5% in the first quarter of 2001. The decrease in these margins reflects the impact of competitive pricing pressures, reduced discounting by pharmaceutical manufacturers, reduced rate of retention of rebates received from pharmaceutical manufacturers and operating costs resulting from new business initiated at the beginning of 2002. Rebates earned from pharmaceutical manufacturers totaled $585 million in the first quarter of 2002 and $579 million in the first quarter of 2001. Gross manufacturer rebates increased by one percent in the first quarter of 2002 compared to the first quarter of 2001 as a result of growth in the volume of brand name products dispensed through our home delivery pharmacies and retail pharmacy networks, offset by higher market share requirements in recently negotiated multi-year contracts with key pharmaceutical manufacturers. Competitive pressures have caused us to share with clients a larger portion of the rebates received from pharmaceutical manufacturers and increase the discounts we offer to clients. This combination of increased sharing of rebates and steeper discounts, as well as increased demand for enhanced service offerings and higher service levels, have caused our margins to decline. Our margins may continue to decline as we attract larger clients who typically have greater negotiating power than smaller clients. In addition, the increased investment in technology has resulted in an increase in depreciation charges over time. In an effort to respond strategically to these margin pressures, we have focused on improving operational efficiencies in our prescription processing and dispensing, resulting in productivity gains that have offset a portion of the margin erosion discussed above. The gross margin percentage on service revenues in the first quarter of 2002 was 49.5%, compared to 41.1% in the first quarter of 2001. The increase in this margin resulted from cost savings initiatives.

    Selling, general and administrative expenses for the first quarter of 2002 of $135 million were $8 million lower than the first quarter of 2001. As a percentage of net revenues, these expenses decreased from 2.0% of net revenues in the first quarter of 2001 to 1.7% in the first quarter of 2002. The decrease in these expenses is the result of company-wide cost savings initiatives which have resulted in reductions in travel, hiring and consulting costs, as well as efficiencies associated with the integration of ProVantage, acquired during 2000, which was completed during 2001. Selling, general and administrative expenses include costs allocated to us by Merck of $6.6 million and $6.9 million for the first quarter of 2001 and the first quarter of 2002, respectively. See "--Results of Operations for 1999, 2000 and 2001".

    Amortization of goodwill was $27 million in the first quarter of 2001 and $0 in the first quarter of 2002. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective December 30, 2001, goodwill is no longer amortized, but rather, is evaluated for impairment on an annual basis using a fair value based test. Amortization of intangibles was $21 million in the first quarter of both 2001 and 2002. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck's acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000.

    Interest income, net was $0.8 million in the first quarter of 2002 and $1.5 million in the first quarter of 2001. Interest income, net is primarily generated by short-term investments in marketable securities. Fluctuations by period are the result of changes in amounts invested, prevailing interest rates and investment results.

    Prior to the initial public offering of our common stock, we were a limited liability company wholly owned by Merck. For financial reporting purposes, we calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Historically, our effective tax rate has been higher than our applicable combined statutory tax rate because we did not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has been eliminated as a result of the implementation of SFAS No. 142. Accordingly, our effective tax rate was 42.0% in the first quarter of 2002 compared to 50.5% in the first quarter of 2001.

    Net income as a percentage of net revenues was 0.7% in the first quarter of 2002 compared to 0.6% in the first quarter of 2001 as a result of the above factors, principally the elimination of goodwill amortization expense in 2002.

Results of Operations for 1999, 2000 and 2001


    Total net revenues for 2000 of $22,266 million exceeded 1999 by $5,370 million, or 31.8%. Total net revenues for 2001 of $29,071 million exceeded 2000 by $6,804 million, or 30.6%. Product net revenues included in net revenues totaled $16,675 million in 1999, $21,979 million in 2000 and $28,709 million in 2001. Included in product net revenues are retail copayments of approximately $2,838 million in 1999, $4,036 million in 2000 and $5,537 million in 2001.
Service revenues included in net revenues totaled $221 million in 1999, $287 million in 2000 and $361 million in 2001. Prescription volume totaled 452 million in 2000, reflecting a 21.5% increase over 1999. Prescription volume totaled 537 million in 2001, reflecting an 18.8% increase over 2000. In both 2000 and 2001, the product net revenues increase was primarily due to increased prices charged by manufacturers, higher prescription drug utilization across the business, changes in drug mix, the addition of UnitedHealth Group as a client in the second quarter of 2000, and the acquisition of ProVantage in June 2000. The inclusion of the fifty-third week in 2000 also contributed to higher product net revenues in that year. Product net revenues growth exceeded prescription volume growth by 10.3% in 2000 and 11.8% in 2001, reflecting higher manufacturer drug prices and increased representation of new and higher cost drugs in the brand name prescription base. In both 2000 and 2001 product net revenues growth due to these factors was partially offset by steeper pricing discounts offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed. Service revenues increased from 1999 to 2000 and 2001 as a result of higher administrative fees from increased prescription volumes and increased sales of prescription data to pharmaceutical manufacturers and health care industry customers.


    Increases in utilization, changes in drug mix and inflation generated approximately 14.0% of the percentage change of product net revenues growth in 2000 compared to 1999 and in 2001 compared to 2000. The acquisition of ProVantage in mid-year 2000 generated more than 4.0% of the percentage change of 2000 product net revenues growth over 1999 and over 2.0% of the percentage change of 2001 product net revenues growth over 2000. Home delivery prescription volume as a percentage of total volume including retail prescriptions, exceeded 16.0% in 1999, and approximated 14.0% in both 2000 and 2001. This percentage decline was the result of the inclusion of UnitedHealth Group and clients from ProVantage, which have lower relative home delivery volumes as compared to our other clients.


    Total cost of revenues for 2000 was $21,154 million and exceeded 1999 by $5,183 million, or 32.4%. Cost of revenues for 2001 was $27,787 million which was $6,633 million or 31.4% higher than 2000. Total cost of revenues includes cost of product net revenues of $15,865 million in 1999, $21,011 million in 2000 and $27,601 million in 2001. Included in cost of product net revenues are amounts representing retail copayments of approximately $2,838 million in 1999, $4,036 million in 2000 and $5,537 million in 2001. Also included in total cost of revenues are cost of service revenues of $106 million in 1999, $143 million in 2000 and $186 million in 2001. Cost of product net revenues increases primarily reflect the business results addressed in the product net revenues discussion above. Cost of service revenues increased from 1999 to 2000 and 2001 due to client additions and higher business volume. Gross margin (defined as net revenues minus cost of revenues) in 2000 of $1,112 million reflects a $187 million, or 20.2%, increase over 1999. Gross margin in 2001 of $1,284 million reflects a $172 million, or 15.5%, increase over 2000. The gross margin percent on net revenues in 1999 was 5.5%, compared to 5.0% in 2000 and 4.4% in 2001. The gross margin percent on product net revenues in 1999 was 4.9%, compared to 4.4% in 2000 and 3.9% in 2001. The decrease in these margins reflects the impact of competitive pricing pressures, reduced discounting by pharmaceutical manufacturers and reduced rate of retention of rebates received from pharmaceutical manufacturers. Rebates earned from pharmaceutical manufacturers totaled $1,485 million in 1999, $1,969 million in 2000 and $2,535 million in 2001. Gross manufacturer rebates increased from 1999 through 2000 and 2001 as a result of growth in the volume of brand name products dispensed through our home delivery pharmacies and retail pharmacy networks, and the consistent achievement of contractual market share rebate levels. Competitive pressures have caused us to share with clients a larger portion of the rebates received from pharmaceutical manufacturers and increase the discounts we offer to clients. This combination of increased sharing of rebates and higher discounts, as well as increased demand for enhanced service offerings and higher service levels, has caused our margins to decline. Our margins may continue to decline as we attract larger clients who typically have greater negotiating power than smaller clients. In addition, the increased investment in technology has resulted in an increase in depreciation charges over time. In an effort to respond strategically to these margin pressures, we have focused on improving operational efficiencies in our prescription processing and dispensing resulting in productivity gains that have offset a portion of the margin erosion discussed above. The gross margin percentage on service revenues decreased from 52.0% in 1999 to 50.1% in 2000 and 48.6% in 2001 due to the decreasing administrative fee revenue on a per prescription basis, increasing health management program costs and increasing service costs relating to client installations.

    Selling, general and administrative expenses for 2000 of $483 million were $68 million higher than in 1999. These expenses in 2001 were $578 million, which was $95 million higher than in 2000. As a percentage of net revenues, these expenses decreased over the three-year period, reflecting 2.5% of net revenues in 1999, 2.2% in 2000 and 2.0% in 2001. The increase in expenses across the periods reflects the impact of hiring additional employees to support UnitedHealth Group, which became a client in the second quarter of 2000, and expenses incurred to support increasing technology investments including Internet expansion and general business growth. In addition, in 2001 we began incurring more significant expenses in preparation for compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Effective January 1, 2001, we implemented a comprehensive Retiree Health Benefits Program for retirees. We included costs of $15 million associated with this plan in cost of revenues and selling, general and administrative expenses beginning in 2001.

    Amortization of goodwill was $99 million in 1999, $103 million in 2000 and $107 million in 2001. Amortization of intangibles was $83 million in 1999, $84 million in 2000 and $85 million in 2001. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck's acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000. See the discussion of goodwill amortization under "--Effects of Recent Accounting Pronouncements".

    Interest income, net was $4 million in 1999, $6 million in 2000 and $5 million in 2001. Interest income, net is primarily generated by short-term investments in marketable securities. Fluctuations by year are the result of changes in amounts invested and investment results.

    In conjunction with the initial public offering of our common stock and our spin-off we anticipate incurring incremental costs in order to operate as a separate company. These expenses include the costs of infrastructure necessary to support consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services previously provided by Merck. In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing these services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of the initial public offering of our common stock and until we assume full responsibility for them as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following the initial public offering of our common stock, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change to our corporate name, and other similar costs.

    Prior to the initial public offering of our common stock, we were a limited liability company wholly owned by Merck. For financial reporting purposes, we calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Historically, our effective tax rate has been higher than our applicable combined statutory tax rate because we do not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has decreased, however, because our taxable income increased as a result of growth in our operations. Accordingly, our effective tax rate of 54.2% in 1999 decreased to 51.6% in 2000 and 50.5% in 2001. Our effective tax rate, excluding the impact of goodwill amortization, was 41.7% in 1999, 41.9% in 2000 and 41.9% in 2001. See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

    Net income as a percentage of net revenues was 0.9% in 1999, 1.0% in 2000 and 0.9% in 2001.

Transactions with Related Parties

    We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and procurement, as well as other corporate services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to such services to us. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of services provided to us. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $24.4 million in 1999, $25.4 million in 2000, $26.4 million in 2001 and $6.9 million in the first quarter of 2002. As described above, Merck will continue to perform many of these corporate functions for us under a transition services agreement after the completion of the initial public offering of our common stock. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002.

    In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $909.4 million in 1999, $1,106.4 million in 2000, $1,344.7 million in 2001 and $354.7 million in the first quarter of 2002. The cost of purchases from Merck represented approximately 6% of the total cost of revenues in 1999 and approximately 5% in each of 2000, 2001 and the first quarter of 2002. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002, which were recorded in cost of revenues. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.

    Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

    We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $39.7 million in 1999, $72.9 million in 2000, $99.9 million in 2001 and $28.3 million in the first quarter of 2002. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

    In addition to the master separation and distribution agreement and transition services agreement, prior to the completion of the initial public offering of our common stock, we will enter into a series of other agreements with Merck, such as an indemnification and insurance agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between us and Merck after our separation from Merck. The aggregate fees payable to us from Merck under the other related agreements (or, in 2002, for performance of services prior to entering into these agreements) are expected to be approximately $38 million in each of 2002, 2003 and 2004, subject to certain limitations.

    We have also entered into a management care agreement with Merck. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been effective as of December 31, 2000, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2001 or in the first quarter of 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets set forth in that agreement.

    For additional information about our relationship with Merck, see "Relationships Between Our Company and Merck & Co., Inc.", Note 10 to our audited consolidated financial statements and Note 6 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

    Net cash from operating activities was $346 million in 1999, $366 million in 2000 and $659 million in 2001. Net cash from operating activities was $515 million in the first quarter of 2002 compared with $309 million in the first quarter of 2001. Net cash from operating activities excludes various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the Intercompany transfer (to) from Merck, net in our cash flows from financing activities. Accordingly, our net cash from operating activities does not reflect what our cash flows would have been had we been a separate company during the periods presented.

    An important element of our cash flow is the timing of billing cycles, which are two-week periods of accumulated prescription administration billings for home delivery and retail prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect before we pay our obligations to the retail pharmacies for that same cycle. We pay for drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective home delivery inventory management further generates positive cash flows.

    Billings to pharmaceutical manufacturers for rebates are made on a quarterly basis and are generally paid by the manufacturers within an agreed upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers. The amounts of rebates received from pharmaceutical manufacturers exceeded the amount of rebates paid to our clients for all historical periods presented, though the rebate retention percentage has continuously declined as a result of competitive pressures.

    Inventory increased $208 million, or 20.9%, from December 2000 to December 2001, primarily due to investments in inventory in 2001 to support the recently opened Willingboro, New Jersey dispensing pharmacy. Inventory decreased $335 million, or 27.8%, from December 2001 to March 2002, primarily due to the utilization of that inventory.

    Ongoing cash outflows are associated with expenditures to support our home delivery dispensing process, call center pharmacies and other selling, general and administrative functions, with the largest component of these expenditures being employee payroll and benefits. In the future, we expect to fund these ongoing expenditures from cash generated from operations and, to the extent necessary, from borrowings under our planned $750 million senior unsecured revolving credit facility.

    We spent $190 million on capital expenditures in 1999, $251 million in 2000 and $322 million in 2001. We spent $67 million on capital expenditures in first quarter 2002 as compared to $78 million in first quarter 2001. Capital expenditures related primarily to developing new technologies and e-commerce capabilities and, in 2001, to building the new Willingboro, New Jersey home delivery facility and associated technology. The decrease from the first quarter of 2001 to the first quarter of 2002 is due to the completion of the Willingboro home delivery facility in late 2001. We expect our total capital expenditures for 2002 to be approximately $315 million, and to be lower during each of the succeeding two or three years.

    The increase in claims and other accounts payable of $364 million, or 31.9%, from December 2000 to December 2001 is associated with accounts payable for the inventory purchases and the timing of the billing cycle related to liabilities to retail pharmacies. The increase in claims and other accounts payable of $252 million, or 16.7%, from December 29, 2001 to March 30, 2002 is the result of timing of the retail pharmacy payment cycle.

    Historically, Merck has managed our treasury operations and cash position. Net cash provided to (received from) Merck was $145 million in 1999, $(67) million in 2000 and $341 million in 2001. The lower amount for 2000 results from cash provided by Merck to fund our purchase of ProVantage. Net cash provided to Merck was $450 million in the first quarter of 2002 and $227 million in the first quarter of 2001. The higher amount for the first quarter of 2002 resulted from an increase in cash provided to Merck as a result of increases in collections of accounts receivable and decreases in inventory purchases in the first quarter of 2002 as compared to first quarter of 2001. From December 30, 2001 through the date we complete the initial public offering of our common stock we will record intercompany transactions with Merck in an intercompany account. As of the date of completion of the initial public offering of our common stock, we will settle the balance of that account. We expect the $450 million net receivable from Merck to decline in the course of the second quarter of 2002.

    We regularly enter into purchase commitments covering our home delivery pharmaceutical inventory requirements for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceuticals from manufacturers and distributors. We enter into these short-term commitments regularly in the normal course of business. As of December 29, 2001, our contractual cash obligations for purchase commitments total $2,100 million for 2002. The 2002 purchase commitments relate primarily to contractual commitments to purchase inventory from our pharmaceutical inventory wholesaler, AmerisourceBergen Corp., during 2002. We do not have any commitments with AmerisourceBergen Corp., or any other pharmaceutical inventory wholesaler, beyond 2002 as our agreement with AmerisourceBergen Corp. expires at the end of 2002. We expect to have a new agreement with a pharmaceutical inventory wholesaler effective in 2003. As of December 29, 2001, we had contractual cash obligations for purchase commitments of $16 million for 2003 and $8 million for 2004 which relate primarily to contractual commitments to purchase pharmaceutical inventory from a manufacturer.

    We lease dispensing facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting machines and other operating equipment for use in home delivery dispensing facilities and computer equipment for use in our data center. The minimum aggregate rental commitments under noncancellable leases, excluding renewal options, are $33 million in 2002, $30 million in 2003, $15 million in 2004, $10 million in 2005, $6 million in 2006 and $19 million thereafter.

    Total cash and short-term investments as of December 29, 2001 were $86 million, including $16 million in cash and cash equivalents. Total cash and short-term investments as of March 30, 2002 were $82 million, including $12 million in cash and cash equivalents. Our short-term investments include certificates of deposit and U.S. government securities that have maturities of not more than one year and that are held to satisfy minimum statutory capital requirements for some of our insurance subsidiaries.

    At or about the time we complete the initial public offering of our common stock, we intend to incur approximately $1,500 million in indebtedness at an estimated weighted average annual interest rate of 6.45%. Such indebtedness is expected to include the $1,000 million aggregate principal amount of notes offered by this prospectus and a $500 million term loan under a $1,250 million senior unsecured credit facility. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in reference rates used under our credit facility. A 25 basis point change in the weighted average annual interest rate would change our interest expense by $3.8 million. We will pay the entire proceeds from these transactions to Merck in the form of a dividend. At Merck's request, we are paying the dividend to Merck, our sole stockholder prior to completion of the initial public offering of our common stock, as part of its plan to maximize the value of Merck's investment in our company to Merck and its stockholders. In determining the amount of the dividend, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividend and the appropriate capital structure for our company to be able to compete effectively in our industry. We may incur additional indebtedness if we draw down under the $750 million senior unsecured revolving credit facility we expect to enter into as part of our $1,250 million credit facility. It is expected that future cash flows will be adequate to service this debt and fund ongoing business operations and capital expenditures.

    In connection with our $1,250 million senior unsecured credit facility, we expect to enter into a credit agreement with a syndicate of banks. We expect that the senior unsecured credit facility will provide for aggregate borrowings of $1,250 million and will consist of (1) a five year term loan of $500 million, (2) a five year revolving credit facility of $500 million, and (3) a 364 day revolving credit facility of $250 million. The five year revolving credit facility will provide for a $100 million letter of credit subfacility and a $50 million swingline subfacility, drawings under which reduce the amount available under that facility. Availability under the credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirements that our business and its prospects have not suffered a material adverse change.

    Borrowings under the credit facility will bear interest at annual floating rates equal, at our option, to either the (1) current base rate as offered by the administrative agent or (2) London interbank offered rate, or LIBOR, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. For LIBOR loans, the applicable margin will vary from .75% to 2.25%, and for base rate loans, the applicable margin will vary from 0% to 1.25%. Interest rates will be increased by 2.0% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period.

    The term loan will mature on the earlier to occur of (1) approximately five years after we close the initial public offering of our common stock or (2) the optional prepayment in full of the term loan. Loans under the five year revolving credit facility will mature on the earlier to occur of (1) approximately five years after we close the initial public offering of our common stock or (2) the optional prepayment in full of the revolving loans and our cancellation of the five year revolving credit facility. Loans under the 364 day revolving credit facility will mature on the earlier to occur of (1) the 364th day anniversary of the day we close on the 364 day revolving credit facility or (2) the optional prepayment in full of the 364 day revolving credit facility and our cancellation of the 364 day revolving credit facility. Scheduled repayments of amounts outstanding under the term loan are expected to begin on September 30, 2002 and we will repay principal on the term loan according to the following schedule of annual percentages:

(1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year.

    We will be permitted to prepay the term loan and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loan or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the after-tax net cash proceeds received from specified asset sales, and (2) 100% of the net cash proceeds of debt issuances if our ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA, is above 1.5. Mandatory prepayments will be applied first pro rata to scheduled principal prepayments of the term loan and then to repay loans under the five year revolving credit facility or, at our request, loans under the 364 day revolving credit facility.

    In addition, the credit agreement will contain certain customary covenants including, without limitation, covenants restricting our ability to incur additional indebtedness, incur liens on property or assets, make certain investments, pay dividends or make restricted payments, and prepay or redeem any subordinated debt we may incur or amend certain agreements governing any such indebtedness.

    If we do not complete this offering prior to the payment of the dividend to Merck, we expect to obtain up to an additional $1,000 million in short-term financing for the dividend from the bank syndicate described above. We expect that the terms of the short-term financing would be similar, in all material respects, to the terms of the credit facility. Loans under the short-term loan facility would mature on the earlier to occur of (1) the six month anniversary of the date we draw on the short-term loan facility, (2) the optional prepayment in full of the short-term loan or (3) the closing of this offering. If we borrow under the short-term facility, and we do not complete this offering within six months, we will likely have to refinance the debt six months later. We may be required to obtain refinancing on terms and at interest rates that are less favorable than those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability and liquidity.

    We believe that we will meet our cash requirements in 2002 and for at least each of the succeeding two to three years through cash generated from operations and, to the extent necessary, from borrowings under our planned $750 million senior unsecured revolving credit facility.

Interest Rate and Foreign Exchange Risk

    Interest Rate Risk. On June 13, 2002, two interest rate swap lock agreements were entered into on our behalf in expectation of the completion of this offering. On June 28, 2002, these swap agreements were terminated in accordance with their terms at a cost of $6.9 million. As these interest rate swap lock agreements constituted a hedge of anticipated future interest payments for the notes, this $6.9 million payment will be deferred in accumulated other comprehensive income and amortized into interest expense over the terms of the notes. Except as described above, we have not yet implemented a comprehensive strategy to manage interest rate market risk. We will assess the significance of interst rate market risk on a periodic basis and will implement strategies to manage risk as appropriate. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

    Foreign Exchange. We operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars.

Effects of Recent Accounting Pronouncements

    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. We adopted this standard effective December 30, 2001 and it did not have a material effect on our results of operations, cash flows or financial position.

    In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, we no longer amortize goodwill, but rather we will evaluate goodwill for impairment on an annual basis using a fair value based test. We adopted this standard effective December 30, 2001, and other than no longer recording an annual goodwill amortization expense of approximately $107 million, or $0.40 per share, it did not have a material effect on our results of operations, cash flows or financial position.

    During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121) and replaces the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. We adopted this standard effective December 30, 2001 and it did not have a material effect on our results of operations, cash flows or financial position.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

    Prior to the initial public offering of our common stock, we were a part of Merck's consolidated group and did not have our own audited financial statements. Arthur Andersen LLP audited Merck's financial statements for each of the years ended December 31, 1999, 2000, and 2001. On February 26, 2002, the board of directors of Merck and its audit committee dismissed Arthur Andersen LLP as its independent public accountants and engaged PricewaterhouseCoopers LLP to serve as its independent public accountants for the fiscal year 2002. In preparation for the initial public offering of our common stock, on February 26, 2002, PricewaterhouseCoopers LLP was engaged as our independent public accountants for the year ended December 29, 2001 and Arthur Andersen LLP as our independent public accountants for the years ended December 30, 2000 and December 25, 1999.

    Arthur Andersen LLP's reports on our consolidated financial statements for each of the years ended 1999 and 2000, included elsewhere in this prospectus, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

    During the years ended December 25, 1999 and December 30, 2000 and through the date of this prospectus, there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations.

    We provided Arthur Andersen LLP with a copy of the above disclosures. In a letter dated April 17, 2002, Arthur Andersen LLP confirmed its agreement with these statements.

    During the years ended December 30, 2000 and December 29, 2001 and through the date of their engagement, we did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in applicable SEC regulations.

    On June 15, 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges arising from the government's investigation of its role as auditors for Enron Corp. None of the Arthur

Andersen LLP personnel who were involved with the Enron account were involved with the audit of our financial statements for the years ended December 25, 1999 and December 30, 2000.


    Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report on our 1999 and 2000 financial statements included in this prospectus after that date. After May 22, 2002, the disclosure in the financial statements covered by Arthur Andersen LLP's report was expanded to include a presentation of product net revenues, cost of product net revenues, service revenues and cost of service revenues in the consolidated statements of income to conform to the current year's presentation. Some changes to the notes to the financial statements covered by Arthur Andersen LLP's report were also made after May 22, 2002, but these changes did not affect the financial results covered by Arthur Andersen LLP's report. You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent as a result of the conviction or other proceedings against Arthur Andersen LLP. See "Risk Factors--Risks Relating to Arthur Andersen LLP--You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in our 1999 or 2000 financial statements included in this prospectus".


    Although we do not believe that the conviction will materially adversely affect us, should we seek to access the public capital markets after we complete the initial public offering of our common stock, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP until our audited financial statements for the fiscal year ending December 27, 2003 become available in the first quarter of 2004. If prior to that time the SEC ceases accepting financial statements audited by Arthur Andersen LLP, it is possible that our available audited financial statements for the years ended December 25, 1999 and December 30, 2000 audited by Arthur Andersen LLP might not satisfy the SEC's requirements. In that case, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP or another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen LLP. Following the conviction of Arthur Andersen LLP, the SEC issued a release stating that Arthur Andersen LLP has informed the SEC that it will cease practicing before the SEC by August 31, 2002, unless the SEC determines another date is appropriate. Although the SEC has indicated that in the interim it will continue to accept financial statements audited by Arthur Andersen LLP, there is no assurance that the SEC will continue to do so in the future.

    Additionally, as a result of the departure of our former engagement team leaders, Arthur Andersen LLP is no longer in a position to consent to the inclusion or incorporation by reference in any prospectus of their report on our audited financial statements for the years ended December 25, 1999 and December 30, 2000, and investors in any subsequent offerings for which we use their audit report will not be entitled to recovery against them under Section 11 of the Securities Act of 1933 for any material misstatements or omissions in those financial statements. We may not be able to bring to the market successfully an offering of our securities in the absence of Arthur Andersen LLP's participation in the transaction, including its consent. Consequently, our financing costs may increase or we may miss attractive market opportunities if either our annual financial statements for 1999 and 2000 audited by Arthur Andersen LLP should cease to satisfy the SEC's requirements or those statements are used in a prospectus but investors are not entitled to recovery against our auditors for material misstatements or omissions in them. See "Risk Factors--Risks Relating to Arthur Andersen LLP--Our inability to include in future registration statements financial statements for one or more years audited by Arthur Andersen LLP or to obtain Arthur Andersen LLP's consent to the inclusion of their report on our 1999 and 2000 financial statements may impede our access to the capital markets after completion of this offering".

                                   BUSINESS

Overview of the Company

    We are the nation's largest pharmacy benefit manager, or PBM, based on the more than $29 billion in drug expenditures, commonly referred to as "drug spend", we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high quality service while effectively managing drug costs for our clients and their members has made us a market leader. In each year from 1997 to 2001, we have retained clients accounting for at least 94% of our total drug spend.

    We actively pursue initiatives to reduce the rate of increase in our clients' drug spend, commonly referred to as "drug trend", to save members money and to improve the services we provide both clients and their members. We continue to expand our pre-eminent home delivery, or mail order, business, which reduces drug costs for our clients and provides enhanced reliability and service to members. In 2001, our national network of 12 home delivery pharmacies filled approximately 75 million prescriptions, representing about 50% more than the number of prescriptions filled by the mail service operations of our three largest competitors, Advance PCS, Caremark Rx, Inc. and Express Scripts, Inc., combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. For example, within one week of a generic equivalent becoming available for Prozac(R), we achieved a substitution rate of over 80% for prescriptions filled by our home delivery pharmacies. Our high quality service, advanced technology and cost containment initiatives enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by the Centers for Medicare & Medicaid Services, or CMS, formerly the Health Care Financing Administration.

    As of May 2002, we had approximately 1,680 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of May 2002, the plans we administered for our clients covered 205 of the Fortune 500, including 58 of the Fortune 100, 13 of the country's 44 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, the aggregate drug spend we managed for small to mid-size clients increased an average of approximately 44% per year to approximately $1,300 million in 2001, excluding increases due to acquisitions.

    The advanced technology and infrastructure we have developed in-house is instrumental to our ability to drive growth, improve service and reduce costs. Our technology platform seeks to integrate prescription management and processing, including electronic prescribing tools, seamlessly with our client and member services. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies in Las Vegas, Nevada and Willingboro, New Jersey that operate above Six-Sigma levels, the highest industry quality standard. At our specialized call center pharmacies, our experienced service representatives and consulting pharmacists use advanced technology to speed service and provide members personalized prescription and health information. For example, interactive voice recognition technology allows members to enroll for home delivery service, process a home delivery order, track the status of their home delivery order, or locate a retail pharmacy in their area. Advanced imaging technology enables service representatives to access an on-line image of a member's prescription to service that member more efficiently. Our data center links our dispensing and call center pharmacies, the retail pharmacies in our networks and our websites. As a result, our data center enables us to receive, process and administer claims and dispense prescription drugs efficiently.

    We also seek to improve client and member service and reduce their costs, as well as our own, by providing important health care information and an efficient means of communication through our proprietary Internet solutions. For clients, members and pharmacists, we support distinct websites that provide critical benefit and medical information and we offer customized interactive tools aimed at facilitating compliance with benefit plan goals and simplifying benefit administration. In 2001, Jupiter-Media Metrix ranked our member website first among health sites in percentage of American users over age 55, and third among health sites in overall visitors. Members ordered $840 million in prescription drugs through our websites in 2001.

    Our innovative and flexible programs and services have enabled us to deliver effective drug trend management for our clients while, we believe, improving the quality of life for members. Our services focus on:

   . Providing customized plan design. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.

   . Enhancing formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. The use of multi-tiered copayment and other cost-sharing payment structures and increased use of our home delivery pharmacy service further enhance formulary compliance.

   . Effectively managing drug utilization, a key factor in controlling drug trend, through a wide range of trend management tools, including drug utilization review programs and rules governing the conditions under which drugs are covered. We also have clinically based programs that identify particular categories of questionable drug claims based on clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary use while disrupting fewer claims compared with more commonly utilized and less precise rules.

    From 1997 to 2001, the total drug spend we managed for clients increased on average approximately 25.7% per year. In 2001, we filled or processed approximately 537 million prescriptions, had net revenues of more than $29 billion and net income of more than $250 million, and had earnings before interest income/expense, taxes, depreciation and amortization, or EBITDA, of approximately $837 million. See Note 7 under "Selected Historical Consolidated Financial and Operating Data". Our profitability is driven by our ability to retain a portion of the rebates we receive from pharmaceutical manufacturers, negotiate favorable discounts on prescription drugs and deliver services in a cost-efficient manner.

Industry Overview

    Drug purchases in the United States totaled over $130 billion during 2001, based on wholesale manufacturer prices. We do not believe that reliable aggregate drug spend amounts, which are based on retail prices paid by consumers and plan sponsors, are available. Prescription drugs are the fastest growing component of health care costs. CMS reported in June 2001 that the cost of prescription drugs was expected to rise between 10% and 15% per year over the next eight years and that total expenditures could reach 13.8% of all health care costs by 2010, up from 6.1% in 1995.

    We believe the key drivers of drug trend include:

   . significant advances in pharmaceutical and biotechnology research and development, which are leading to the introduction of drugs that offer better safety and efficacy than previously available drugs and address previously unmet medical needs;

   . the introduction of product line extensions, such as products reformulated to improve dosing convenience or optimize the duration of a drug's action;

   . higher costs for some new drug therapies or biotechnology drugs that require complex research and development or manufacturing; and

   . increased patient awareness and demand accelerated by education campaigns and direct-to-consumer advertising by pharmaceutical manufacturers.

    Increased generic substitution is partially offsetting the rise in drug trend. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000. Generic substitution for drugs whose patents have expired is a significant factor in moderating drug spend increases, especially as efforts by payors, such as our clients, and generic drug manufacturers have led to an acceleration of generic drug substitution following the end of a drug's marketing exclusivity.

    Pharmacy benefit managers, or PBMs, emerged in the early 1980s, primarily to provide cost-effective drug distribution and claim processing for the health care industry. The PBM industry developed with the explosive growth of health care costs in the 1990s, as sponsors of benefit plans sought more aggressively to contain their costs. PBMs offered ways to influence both supply and demand. On the supply side, PBMs could leverage their buying power to secure manufacturer and distributor rebates and program support, and preferential discounts from retail pharmacies. On the demand side, PBMs could educate physicians on preferential prescribing options of formularies, and apply various clinical techniques to encourage members of health plans to develop more cost-effective usage habits, such as the use of less-expensive generic drugs, without jeopardizing their drug therapy.

    CMS reported that PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans. These services include:

   . design and implementation of formularies, which are lists of preferred drugs from which a PBM's client's members and their physicians can choose;

   . large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

   . negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

   .  increasingly, home delivery pharmacies; and

   . programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control health conditions.

    Areas of potential growth for the PBM industry include increased use of currently available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets. For example, we believe there is an opportunity to substantially increase the use of home delivery pharmacies by members who use maintenance medications to treat chronic medical conditions. Home delivery pharmacies currently fill only approximately 12% of total prescription drug sales in the United States, an increase from approximately 11% in 2000. Favorable demographics and increasing home delivery capabilities should enable this trend to continue.

    We believe that future growth within the PBM industry will also be driven by penetration of untapped segments of the overall U.S. prescription drug market. For example, the industry is carefully monitoring various legislative proposals in Congress to provide Medicare recipients with outpatient drug benefits. Covering approximately 39 million Americans, Medicare represents both opportunity and risk for PBMs, depending on their eventual role, if any, and their ability to help shape the structure of the prescription drug benefit. Legislative proposals in state legislatures to provide outpatient drug benefits to recipients of state-funded health programs represent similar opportunities and risks. See "Risk Factors--Risks Relating to Our Industry--Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services or to reduced rebates from manufacturers". The non-insured market, with approximately $34 billion in drug spend in 2000, is another segment of the prescription drug market that represents a growth opportunity for the PBM industry. The non-insured market represents sales of prescription drugs to individuals who do not have a prescription drug plan, as well as sales of prescription drugs that are not covered by a member's prescription drug plan.

Business Strategy

    Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the following strategies:

    Deliver high quality client and member service. Our success in attracting and retaining clients depends on our ability to deliver high quality client and member service. We assign an account management team to each of our clients that includes experienced clinical, financial and information technology specialists. A critical element of the service we offer clients is the development, implementation and management of a customized plan design that meets the client's particular objectives. Our account management teams work in consultation with each client and use our proprietary software tools to model the effects of different plan designs based on the client's historical drug-use data. This allows clients to better analyze their options and helps them select one of our standard plan designs or customize their plan design. Our individualized prescription drug benefit plan solutions enable us to deliver high quality service to our clients and their members by capitalizing on the advanced technology and infrastructure we have developed.

    We also offer a wide range of clinical services. For example, since many plan designs cover drugs for only some of the conditions for which they may be prescribed, we have put in place rules that reduce the number of coverage determinations that pharmacists must make. These rules increase efficiency because pharmacists need to question fewer patients and physicians about their reasons for using a particular drug before filling a prescription. In addition, our integrated technology platform is capable of alerting members, pharmacists and physicians to potential negative drug interactions, drug recalls, allergy sensitivities or otherwise inappropriate pharmaceutical use. To monitor our success with these clinical services, we regularly review our data and report to clients on the success of our services. We also use these reviews as an opportunity to identify drug utilization problems and suggest appropriate solutions.

    Our specialized call center pharmacies offer clients, members, pharmacists and physicians access 24 hours a day, seven days a week to service representatives and consulting pharmacists. As of May 2002, we had approximately 330 pharmacists and approximately 2,700 service representatives who work in our seven call center pharmacies. Our website also contains tools and information that can be used by clients, members, pharmacists, physicians and the general public.

    Take advantage of our significant technology investments to drive growth, improve service and reduce costs. Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. A critical benefit of this technology platform is that it allows us to create and execute increasingly complex prescription drug benefit programs and services. Our home delivery pharmacy service enables our professional pharmacists to focus on meeting the needs of our members and increases service efficiency by routing prescriptions electronically to the most appropriate pharmacies for processing and for dispensing. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies. Our technology platform also includes our data center, which enables us to provide sophisticated reporting and analysis to our clients. Our data center also helps us receive and process prescriptions and analyze data concerning drug utilization. Our specialized call center pharmacies use advanced technology to speed service and provide members personalized prescription and health information. Advanced Internet capabilities provide us with significant opportunities to improve services in e-commerce, as well as the ability to deliver timely, accurate and personalized health information to our members at a substantially lower cost than traditional communication methods. We have also implemented a suite of web-based applications for clients that provide sophisticated reporting, analytical, and communications capabilities to enable them to more effectively manage the prescription drug benefits they provide.

    We continue to encourage physician adoption of electronic prescribing, which involves physicians using electronic prescription tools, such as hand-held devices, to write prescriptions for members over the Internet. We believe that linking the physician electronically with the pharmacist and the member's health data and prescription benefit will improve convenience and enhance quality of care. Electronic prescribing also reduces costs for plan sponsors by improving the speed and accuracy of ordering prescriptions and increasing formulary compliance, generic substitution and other drug utilization management services. Physicians are also likely to benefit from electronic prescribing because it simplifies the prescription process and improves the quality of patient care by giving physicians real-time access to a patient's plan guidelines and prescription history to prevent adverse drug interactions and duplicate therapies. We believe that a universal channel is needed to provide a uniform industry standard for coding, collecting and transferring pharmacy-related information. We have formed RxHub with AdvancePCS and Express Scripts, Inc. to help develop this capability. RxHub plans to create a standardized electronic prescribing platform, enabling physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plans. In addition, we have alliances with several point-of-care businesses that allowed us to process approximately 1.3 million electronic prescriptions in 2001.

    Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies. We believe our high quality service model and drug trend management track record will enable us to continue to attract new clients in the large client segment. Large clients include Blue Cross/Blue Shield plans, managed care organizations and insurance carriers. These segments cover approximately 200 million individuals. Through our Systemed subsidiary, we continue to expand our business in the small and mid-size client market.

    We also believe we have an opportunity to increase our home delivery volume substantially. Of a potential user base of approximately 17.5 million members who use maintenance medications to treat chronic medical conditions and who have the option of using retail or home delivery, only approximately 3.9 million members currently use home delivery. We will continue to seek to convert members who currently use retail pharmacies for maintenance medications to our home delivery service. Filling a prescription through our home delivery pharmacy reduces costs to our clients by increasing formulary compliance and, where appropriate, generic substitutions. We believe that our home delivery pharmacy increases member satisfaction due to the convenience of receiving a 90-day supply of a drug instead of the 30-day supply generally dispensed by retail pharmacies, as well as the typical annual cost savings associated with reduced copayments.

    We offer our clients a comprehensive suite of cost-management programs and services, which include prescriber management products and RationalMed, our proprietary service that analyzes patients' prescription, medical and laboratory records to determine whether a prescription drug could be harmful. Through the use of these products and services, several of our significant clients limited their drug trend to less than 10% in 2001. We promote the use of these programs and services with our new clients and our existing clients who have not yet implemented them.

    Selectively form strategic alliances and expand into complementary, adjacent markets. While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and selectively form alliances and make targeted acquisitions to complement our internal growth. Typically, the objectives of these transactions were to expand our core business, to enter new markets and/or to acquire specific products and capabilities. Examples include our acquisitions of ProVantage, which enhanced our clinical capabilities and increased our presence in the third-party administrator market, and Systemed, which provided us with an infrastructure to expand our small to mid-size client base. Another example is our RxHub joint venture that we formed with two other PBMs to help further develop electronic prescribing technology.

Competitive Advantages

    We believe we have several competitive advantages that enable us to deliver enhanced service to clients and members while effectively managing drug trend for our clients. These advantages also enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by CMS.

    We believe our competitive advantages include the following:

    We have the largest and most highly automated home delivery pharmacy
service in the PBM industry.   Our pre-eminent home delivery pharmacy service
automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine formulary compliance, consider less expensive generic substitutes, fill the prescription and deliver it by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience. In 2001, our national network of 12 home delivery pharmacies handled approximately 50% more prescriptions than the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, they operate above Six Sigma levels, the highest industry quality standard, and can reduce average delivery time substantially as compared with our other home delivery pharmacies. As of May 2002, these two automated pharmacies were collectively dispensing approximately 1.3 million prescriptions per week. Once a prescription has been processed by one of our prescription processing centers, our automated home delivery pharmacies can have it packaged and ready for delivery within one day 98% of the time.

    Our investments in technology continue to decrease costs and provide
enhanced client and member service.   We have designed our technology platform
to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We continue to invest in a new generation of technology to support our specialized call center pharmacies to speed service and provide our service representatives with appropriate access to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, enter and track the status of home delivery orders and locate retail pharmacies. In addition, our two automated pharmacies enable our staff pharmacists to focus on member needs and increase accuracy in filling prescriptions. We believe we are also a leader in promoting the use by physicians of on-line point-of-care technologies that reduce costs for plan sponsors by improving the speed and accuracy of ordering prescriptions, and increase the effectiveness of drug utilization management services such as formulary compliance and generic substitution. We have implemented a suite of web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively manage the prescription drug benefits they provide. Additionally, we have a comprehensive user-friendly member website that Jupiter-Media Metrix ranked first among health sites in 2001 in percentage of American users over age 55, and third among health sites in overall visitors. In 2001, through our member website, we filled or processed approximately $840 million in prescription drug orders, processed more than 7.2 million prescriptions and handled more than 20 million member service requests.

    We offer extensive value-added programs and services to our clients and
their members.   Our flexible programs and services enable us to deliver
effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

   .  Providing customized plan designs.   We customize plan designs to meet
      the specific objectives of clients. We also offer ongoing consulting, and we model clinical and financial outcomes for clients based on plan design and formulary choices.

   .  Enhancing formulary compliance.   We enhance formulary compliance through
      physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. We can create incentives for members to use formulary compliant drugs through the use of multi-tiered copayment and other cost-sharing payment structures. Also, our home delivery pharmacy service can further enhance formulary compliance because our pharmacists at our prescription processing centers can review incoming prescriptions and then encourage physicians to prescribe formulary compliant drugs prior to approving and dispensing the prescription.

   .  Effectively managing drug utilization, a key driver of drug trend.   Our
      wide range of drug trend management tools includes drug utilization review programs and rules governing the conditions under which drugs are covered. Our clinically based programs identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary drug use while disrupting fewer claims compared with more commonly utilized and less precise rules. In addition, we use our specialized call center pharmacies to encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

   .  Offering enhanced service to members.   Dedicated service representatives
      and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access a member's prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

    Our Pharmacy and Therapeutics Committee and Medical Advisory Board play an integral role in creating and administering our value-added programs and services. Our Pharmacy and Therapeutics Committee and Medical Advisory Board operate independently of us and Merck, and are each comprised of a distinguished group of clinicians. The Pharmacy and Therapeutics Committee guides us in maintaining a consistent and therapeutically appropriate approach to the administration of our clients' drug benefit, including the development of formularies, prescribing guidelines, coverage criteria and drug utilization review interventions. Our Medical Advisory Board reviews and evaluates the clinical relevancy, impact and effectiveness of all our health management programs and services.

    Our comprehensive generic substitution programs save our clients money.
  The substitution of medically appropriate generic drugs for brand name drugs helps to contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower copayments than brand name drugs. Our Generics FirstSM program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost efficiency and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic becoming available for Glucophage(R), we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000.

    We have a deep and experienced management team that has driven innovation
and successfully expanded our business.   Our management team has extensive
experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs, and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. In the last four years, under the leadership of our management team, we have increased the number of people who are eligible to receive prescription drug benefits under our clients' plans, commonly referred to as "covered lives", from approximately 51 million as of December 27, 1997 to approximately 65 million as of December 29, 2001.

Programs and Services

    To support our efforts to control prescription drug costs for our clients while supporting the appropriate use of prescription drugs, we offer a wide range of programs and services that help manage the cost, quality and administration of the prescription drug benefits that our clients offer to their members. These programs and services are targeted at our key constituencies: clients, members, pharmacies and physicians.

  Plan Design

    Over the years, our account management teams have refined a consultative approach for helping clients develop and implement different plan designs. We assign to each of our clients or account management team that includes experienced clinical, financial and information technology specialists. Each client's success in achieving the business objectives of its pharmacy benefit ultimately depends on the benefit plan design. These designs take into account many factors, including formulary choices, pharmacy management choices, drug coverage and exclusion options, cost-share alternatives and state and federal laws. We also work closely with clients to determine how best to introduce plan design changes to their members so that they will accept and follow them.

    As an integral part of this consultative approach, our account teams use proprietary software tools that we have developed to model the effects of different plan designs based on historical data. Clients can then judge the impact of specific components before they are implemented. We provide a broad range of plan designs and the ability to customize plan design.

    The following are descriptions of key plan design elements:

    Formulary choice. A formulary is a list of preferred drugs from which our clients' members and their physicians can choose. Our Pharmacy and Therapeutics Committee, which operates independently of our company and Merck, reviews drugs for formulary inclusion and exclusion based on clinical considerations. Clients can choose from one of our existing formularies or we will assist them in designing their own customized formulary. Our goal is to give members access to clinically appropriate drugs, while helping clients control plan costs. We look for client savings by focusing on lower-cost products and attractive rebates and discounts.

    Generic options.   Because generic drugs typically cost substantially less
than brand name drugs, generic equivalents can be an important part of a plan design. Clients can realize plan savings by implementing effective generic substitution incentive programs such as differential copayment plans that require members to pay for the difference between the cost of a brand name drug and a less expensive, generic substitute.

    Pharmacy networks.   Our clients can realize plan savings by carefully
selecting a retail pharmacy network and making use of our Home Delivery Pharmacy Service. In selecting a retail pharmacy network, clients generally consider the number and location of pharmacies in the network, the competitiveness of the reimbursement plan that the network offers and the quality of service and care provided to plan members.

    Coverage rules.   Coverage rules govern the conditions under which drugs
are covered, aligned with each client's benefit philosophy. In concert with our clinical experts, a client may set up a combination of coverage conditions establishing the quantity, dose and number of days' supply of medication, the length of time for a therapy, and particular medical conditions that the plan will or will not cover. Our Coverage Management WorkStation software then helps clients, or us on their behalf, to efficiently administer coverage rules.

    Cost-share decisions.   Cost-share decisions also are aligned with a
client's benefit philosophy and govern the relative share of a drug therapy's cost that is paid by the member. A number of cost-share options exist, including multi-tiered copayment, percentage copayments and payments for the difference between the cost of a brand name drug and a less-expensive, generic equivalent. When properly structured, cost sharing can encourage members to make more cost-effective prescription drug choices.

    Plan limitations and exclusions.   Our clinical experts work with clients
to determine appropriate limitations and exclusions on coverage of some medications, including many associated with lifestyle choices. For example, some clients will exclude coverage of impotence or baldness medications and treatments.

  Clinical Management

    Increases in the utilization rate of prescription drugs typically account for a significant portion of the rise in drug trend. Increased utilization rates are attributable to, among other things, the commercialization of new drugs and increased patient awareness and demand. We capitalize on our clinical expertise and advanced information technology infrastructure to help reduce client costs in a medically appropriate way, while striving to improve safety and the quality of care for members. We do this by developing action-oriented clinical programs and services that are reviewed by our Pharmacy and Therapeutics Committee, comprised of a distinguished group of independent clinicians. Once developed, these programs are integrated into a client's pharmacy benefit plan. To monitor our success with these programs, we regularly consult with clients, review their clinical and financial data, and report to clients on the success of our actions on their behalf.

    Clinical Information.   Our Department of Medical Affairs tracks
prescription drugs while they are still in the research and development phase, as well as the timing of patent expirations for brand name drugs. This allows us to anticipate how the introduction of new prescription drugs and patent expirations will impact plan design and formulary content options, and gives us lead time on developing new programs and services for clients.

    Clinical Decision Support Tools.   Once a new prescription drug enters the
market, our physicians and pharmacists use modeling software to provide clients with projections of drug spending under different scenarios. A recent enhancement is our ability to make client-specific changes to a benefit plan's formulary or clinical rules within a few days of a new product's introduction utilizing workstations that are linked to our data infrastructure.

    Clinical Programs.   To help clients manage drug trend, we have clinically
based programs that identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary prescription drug use while minimizing the number of claims disrupted. The criteria used to develop these rules are approved by our Pharmacy and Therapeutics Committee. Clients may choose standard bundles of rules or create their own program by choosing the rules most appropriate to their plan design.

    We have introduced a variety of innovative programs. One of these is our proprietary RationalMed service, an advanced software tool designed to reduce unnecessary drug-induced illness and hospitalizations and reduce overall health care expenses. We offer the RationalMed service to our PBM clients and to other health care providers. RationalMed analyzes patients' available prescription, inpatient and outpatient medical and laboratory records to indicate whether a prescription drug could be harmful to them. Clients who implement the RationalMed technology can save money by reducing inappropriate prescription use and avoiding unnecessary medical costs, including possible hospitalization.

    Drug Utilization Reviews.   We conduct drug utilization reviews, or DURs,
which are systematic evaluations of individual or group use of prescription drugs, to help clients identify and address overuse, underuse, and misuse of prescription drugs. Concurrent DUR provides real-time on-line decision support for pharmacists at the point-of-sale that improves quality of care while lowering drug cost by reducing inappropriate dispensing. Our DURs alert us of possible interactions--including drug-drug, drug-age, and drug-pregnancy--based on our patient profiles. Retrospective DUR looks at prescription use over time to help identify and change patterns of prescribing drugs that are not formulary compliant, or prescribing brand name drugs where there may be medically appropriate generic equivalents. Our Physician Practice Summaries identify physicians who demonstrate a pattern of non-compliant prescribing with the goal of changing prescribing behavior.

  Pharmacy Management

    One of the core features of our PBM services is the management and administration of the process by which prescription claims are received and processed on behalf of our clients and drugs are dispensed to their members.

    Retail Pharmacy Networks.   We have contractual relationships with
approximately 60,000 independent and chain retail pharmacies that have agreed to participate in one or more of our retail network options. A network offers members access to a choice of pharmacies while providing clients with cost savings through contracted discount rates that we negotiate with retail pharmacies. In general, these rates for brand name drugs are at a discount to the average wholesale price of the drug, which is a standard pricing unit used in the industry. In addition, we determine a maximum allowable cost for each type of generic drug. Clients generally select a retail pharmacy network based on the number and location of pharmacies in the network and the competitiveness of the discounts that the network offers. Pharmacies in a network also agree to follow our policies and procedures designed to enhance specific performance standards regarding patient safety and service levels. Our retail specialists also regularly review changes in pharmacy plan rules and clinical protocols with retail pharmacists to help foster the health of members and maximize savings for our clients. Pharmacies in the network benefit, in turn, from increased member traffic and sales.

    Following standard industry practice, retail pharmacies maintain on-line contact with us to process prescription drug claims. We confirm a member's eligibility, determine the copayment, update records as required, and conduct concurrent DURs to enhance patient safety. Our retail network department is available 24 hours a day, seven days a week to answer pharmacists' questions and provide support for processing prescription claims.

    Pursuant to an assignment and assumption agreement, effective from June 30, 2002, our wholly owned subsidiary PAID Prescriptions, L.L.C., or PAID, has assigned to us all of its interest in any and all accounts receivable from clients that it may hold from time to time, and we have agreed to assume from PAID all of its accounts payable that may from time to time be owing and payable to retail pharmacies participating in one or more of PAID's retail pharmacy networks.

    Home Delivery Pharmacy Service.   Our prescription mail service operation,
known as our Home Delivery Pharmacy Service, is the industry's largest in terms of the number of prescriptions filled and most highly automated. We dispensed approximately 75 million prescriptions in 2001 through our home delivery pharmacies. For maintenance medications, home delivery typically reduces costs for clients through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Many members prefer home delivery for maintenance medications because they can typically receive a 90-day supply instead of a 30-day supply as commonly dispensed by retail pharmacies. Members can place orders easily online through our member website, through our integrated voice-response phone system, or through the mail.

    Our home delivery pharmacy infrastructure currently consists of 12 home delivery pharmacies throughout the United States, ten of which contain prescription processing centers and eight of which contain home delivery dispensing pharmacies. In our prescription processing centers, our pharmacists focus on "front-end" pharmacy activities such as reviewing, recording and interpreting incoming prescriptions, screening for interactions based on each patient's drug history and medical profile, resolving benefit and clinical issues with plan sponsors and physicians and then approving and routing the prescriptions to one of our eight home delivery dispensing pharmacies. In the eight dispensing pharmacies, including our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we focus on "back-end" dispensing processes such as dispensing the medication and then presorting for shipment to patients by mail or courier. All 12 of our home delivery pharmacies are electronically networked to provide national coverage.

    In 2001, to capitalize on the efficiencies created by our two automated dispensing pharmacies, we began implementing a new operational platform, which we expect to substantially complete during 2003 and 2004. This new operational platform further separates the front-end processing activities and back-end dispensing processes by converting our integrated home delivery pharmacies into front-end pharmacies and concentrating back-end activities at our two automated dispensing pharmacies. This approach allows us to optimize the value of our professional pharmacist services to meet the needs of members and ensure faster and smoother service, as well as maximize the efficiency of the dispensing function.

    Call Center Pharmacies. We operate seven call center pharmacies each of which is licensed as a pharmacy in the state in which it is located and is staffed by service representatives and pharmacists. Personnel at our call center pharmacies are available to answer questions and provide information and support to members 24 hours a day, seven days a week, for members using either our home delivery dispensing pharmacies or our retail pharmacy network. Our call center pharmacies also provide information and services to physicians and pharmacists who service our clients' members. Service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access prescription and health information when providing service to members and encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

  Health Management Programs

    We offer a comprehensive series of Positive Approaches(R) health management programs as part of our prescription drug benefit package to help members with certain chronic conditions better understand their conditions and comply with their prescribed drug therapies. Enrolled members receive educational and behavioral interventions, including letters and phone calls, as well as clinical support through toll-free hotlines. We have focused on illnesses that have high prevalence rates and high impact on clients in terms of drug and medical costs. These illnesses include depression, digestive, respiratory, hypertension and high cholesterol and other cardiovascular problems, diabetes, multiple sclerosis and hepatitis C. An additional program supports smoking cessation. Clients benefit through lower or avoided medical costs. Some of these programs are affiliated with the American College of Gastroenterology, the American Lung Association, the American Diabetes Association, the National Multiple Sclerosis Society, and the American Liver Foundation or other professional organizations.

    Our Partners for Healthy Aging(R) initiative focuses on older members and supports older adults with literature and drug information printed in easy-to-read, large type and with customer service representatives specially trained in senior health issues.

  Physician Services

    Motivating physicians to prescribe more cost-effective medications is a key objective of a number of our initiatives, including our Physician Service Center, integrated generics strategy featuring our Generics First/SM/ education and sampling program, Physicians Practice Summary Program and Point-of-Care On-line Connectivity Program.

    Physician Service Center. Our Physician Service Center provides a single toll-free number for physicians and office staff to call one of our specially trained and dedicated staff of pharmacists and service representatives who can answer questions relating to patients and their prescription drug benefits. The center is further supported by physicians in our Department of Medical Affairs. The center assists in improving physicians' understanding of formularies, generics and utilization management. Typically, the center also fields general questions about our company and our clinical products and services, handles requests for educational or promotional materials, and routes calls to other experts in our company if more in-depth information is required. Our integrated communication platform includes a physician fax platform that analyzes and routes faxes to expedite resolution of physician inquiries regarding formulary compliance and other programs and services.

    Integrated Generics Strategy. Our integrated generics strategy seeks to reduce our clients' drug spend by increasing the use of generic medications, when clinically appropriate, in place of more expensive, brand name medications. The strategy encompasses generic education, substitution, and interchange programs, as well as a host of other activities, including careful tracking of brand name drugs about to lose their exclusivity. When patents for brand name drugs expire, we act quickly to encourage physicians and members to use the new generic equivalent. For example, when the blood pressure medication Vasotec(R) lost patent protection, our home delivery pharmacies moved quickly to substitute the new generic equivalent, enalapril. In our home delivery pharmacy business, generic conversions from Vasotec(R) reached approximately 90% within one month of enalapril's availability, providing savings to our clients.

    Introduced late in 2000, our Generics FirstSM program has been encouraging the use of generics, where medically appropriate, among more than 7,500 physicians across the country. Of these physicians, approximately 1,700 receive periodic face-to-face informational visits from our specially trained pharmacists who discuss clinical guidelines for generics and facilitate the ordering of free samples of commonly prescribed generic medications from manufacturers. These pharmacists also provide educational brochures on the benefits of generics for patients in office waiting areas and exam rooms.

    Physician Practice Summary Program. Through our Physician Practice Summary Program, we are able to track physician prescribing histories and report summary and comparative data to both physicians and clients. This information, combined with meetings with physicians, is useful in encouraging physicians to improve the cost effectiveness of their prescribing.

    Point-of-Care On-line Connectivity Program. More than 10,000 physicians use our point-of-care, or POC, electronic prescribing program. During 2001, these physicians submitted more than 1.3 million prescriptions using electronic prescription writing tools. Key objectives of the strategy include improved accuracy of information transmitted to the pharmacy and enhanced patient safety. Physicians gain real-time access to a patient's plan guidelines and prescription history to help prevent drug interactions and duplicate therapies. Physicians also benefit from electronic prescribing because it simplifies the prescription process and, we believe, improves the quality of patient care.

    We work closely with a variety of handheld and PC based POC providers in recruiting new physician users. We also encourage the use of an open-access system to ensure that standardized solutions are available for varying physician office requirements. In February 2001, we formed RxHub LLC with AdvancePCS and Express Scripts, Inc. RxHub plans to create a standardized electronic prescribing platform, enabling physicians to use electronic prescribing technology to link to pharmacies, PBMs and health plans. As of December 29, 2001, we have invested $5.7 million in RxHub and we have committed to invest an additional $4.3 million over the next five years. We and the other co-founders of RxHub may also decide to invest an additional $10 million each in RxHub.

  Web-Based Services

    We believe our web-based services are the most advanced and comprehensive in the PBM industry. Not only do we offer what we believe is the industry's leading consumer website for members, we also offer client and pharmacist sites with interactive tools aimed at improving compliance with plan goals, simplifying benefit administration, and providing critical benefit and medical information.

    Member-Oriented Web Services. Our member Internet initiative is focused on keeping members informed about their prescription drug coverage while encouraging them to use safe, effective therapies that comply with their plan's provisions.

    Our member website provides members a broad set of features and capabilities, including:

   . the ability to handle first-fill prescriptions, refills and renewals for home delivery, as well as transfers from retail pharmacies to home delivery;

   .  access to prescription histories;

   . plan-specific drug information, including coverage guidelines and copayment comparisons for brand and generic medications;

   .  member-specific messaging on benefit changes and updates;

   .  dedicated on-line service representatives and pharmacists; and

   . a wide offering of personal health information and tools, including specialized e-health websites providing information concerning specific diseases.

    Our member website was the first Internet pharmacy site to be certified by the National Association of Boards of Pharmacy and is one of the world's largest Internet pharmacies based on the more than 7.2 million prescriptions processed on the site in 2001. The site currently processes approximately 180,000 prescription orders per week. The site also handled more than 20 million member service inquiries in 2001, and was named one of the most trusted health care web sites by Yahoo! Internet Life in February 2002.

    Client-Oriented Web Services. Our client website, an extranet introduced in 2001, provides clients on-line access to our proprietary tools for reporting, analyzing and modeling data, clinical- and decision-support, plan administration, including eligibility and claims reviews, the latest industry news, and easy submission and tracking of service requests. Clients who conduct their own member service can use our client website to update eligibility data and counsel members on all aspects of their pharmacy benefit, including the location of network retail pharmacies, formularies, copayments and coverage provisions. Clients also can view detailed, consolidated claims for retail and home delivery service and issue prior-authorization approval. We can tailor access to the specific needs of different users who play a role in managing the pharmacy benefit within the client organization, thereby limiting access to information to those who are authorized to view it.

    Pharmacist-Oriented Web Services. Our Pharmacist Resource Center is an on-line service for pharmacies that participate in our national networks. This service provides pharmacists with the latest news on new benefit plans, plan design changes, pricing information, drug recalls and alerts, as well as on-line access to our pharmacy services manual. The center also gives participating pharmacies e-mail access to our pharmacy services help desk.

Contractual Relationships

    Our net revenues are principally derived from contracting with clients to provide prescription drugs to their members through our home delivery pharmacies and our networks of contractually affiliated retail pharmacies. Our client contracts provide that a client will pay for drugs dispensed to its members at specified discounts to average wholesale prices, plus the applicable dispensing fee. Both the specified discounts to average wholesale prices and the applicable dispensing fee vary based on whether the drug dispensed is a brand name drug or generic drug and whether the prescription is filled through a home delivery or retail pharmacy. Clients also pay an administrative fee per prescription filled for services we provide. These services comprise claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Client contracts generally provide that we will share with clients formulary rebates received from pharmaceutical manufacturers. Additionally, many of our contracts with clients contain provisions that specify minimum levels of service we will provide to the client and associated penalties if we do not meet these levels.

    Our contracts with pharmaceutical manufacturers provide us with rebates and fees for prescription drugs dispensed through our home delivery pharmacies and retail pharmacies participating in our networks of contractually affiliated retail pharmacies, as well as discounts for prescription drugs we purchase and dispense from our home delivery pharmacies. Rebates and fees are predominantly equal to a percentage of the aggregate dollar value of all of a particular drug that we dispensed, based on the manufacturer's published wholesale price for that drug. Rebates and fees are invoiced to the pharmaceutical manufacturer and paid to us on a quarterly basis. Although most rebates are payable on a product by product basis, some pharmaceutical manufacturers have agreed to pay rebates in respect of any given client only if all of the specified products of the manufacturer are included on that client's formulary. Our contracts typically provide for two types of rebates:

   . formulary rebates, which are based on inclusion of the pharmaceutical manufacturer's products on the formularies used by our clients; and

   . performance based rebates, which are based on our achieving various performance criteria, such as contractually specified market share levels.

Formulary rebates are typically calculated based on an agreed percentage of the aggregate wholesale price of all prescriptions dispensed for clients which include the applicable pharmaceutical products on their formularies and do not subject such products to restrictions which are not applicable to competing branded products. Market share rebates, a type of performance based rebate, are contingent upon us achieving the contractually specified market share level for a particular drug for all of our clients. We generally share a portion of rebates with our clients based on the provisions of the applicable client contract, and also may guarantee a minimum rebate per prescription dispensed to the client's members. For a further discussion of the rebates we receive, see "Risk Factors--Risks Relating to Our Business--If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins will continue to decline and we may not be profitable" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Use of Estimates and Critical Accounting Policies--Critical Accounting Policies".

    In addition to contracts with clients and pharmaceutical manufacturers, we have contractual relationships with independent and chain retail pharmacies that have agreed to participate in one or more of our retail networks. These retail pharmacies agree to fill prescriptions for our clients' members at discounted prices and, in exchange, we pay them for the contracted cost of drugs they dispense, net of copayments, and an agreed upon professional fee for filling each prescription and performing eligibility and benefit management and other services.

Clients

    As of May 2002, we had approximately 1,680 clients in a broad range of industry segments, including the various Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. For the fiscal year ended December 29, 2001, our ten largest clients based on revenue accounted for approximately 45% of our net revenues, and UnitedHealth Group, our largest client, accounted for approximately 16% of our net revenues. Our contract with UnitedHealth Group expires at the end of 2005. No other client accounted for 10% or more of our net revenue in this period. Our failure to retain key clients or satisfy contractual provisions with key clients could adversely affect our business, profitability and growth prospects.

    Our contracts with clients generally have terms of three years and agreements with a few of our larger clients, representing approximately 10% of our net revenues in 2001, are terminable by the client on relatively short notice. Some of our client contracts grant termination rights in the event of a change of control of our company. UnitedHealth Group and other clients, together representing approximately $6,000 million or approximately 21% of our 2001 net revenues, can terminate their contracts following the spin-off. The termination or renegotiation of the UnitedHealth Group contract or a significant number of other contracts with key clients as a result of the spin-off could result in significantly decreased revenues.

    Many of our contracts with clients contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of our client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to performance penalties or the right to terminate their contracts with us if we fail to meet a service or cost guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2001.

    Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may adversely affect our results of operations if they result in refunds or the termination or non-renewal of a client contract.

Home Delivery Service Suppliers

    We maintain an extensive inventory in our home delivery pharmacies of brand name and generic pharmaceuticals. If a drug is not in our inventory, we can generally obtain it from a supplier within one or two business days. We purchase our pharmaceuticals either directly from manufacturers or through wholesalers. During 2001, one wholesaler, AmerisourceBergen Corp., accounted for approximately 67% of the total dollar amount of our home delivery pharmaceutical purchases, most of which were brand name pharmaceuticals. Substantially all of our inventory of Merck products is obtained directly from Merck. Generic pharmaceuticals are generally purchased directly from manufacturers. Except to the extent that brand name drugs are available to the market exclusively through the manufacturer, we believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available.

Competition

    Competition in the PBM industry is intense. We compete primarily on the basis of our ability to design and administer innovative programs and services that provide high quality, affordable prescription drug care and health management services to health plan members. Based on our experience, we find that key competitive factors generally considered by plan sponsors include:

   .  quality of service for members and clients;

   .  ability to manage client prescription drug cost;

   . track record in negotiating favorable financial discounts and rebates from pharmaceutical manufacturers and retail pharmacies;

   . scope and effectiveness of clinical expertise in designing plans and programs;

   .  use of technology to deliver information and services to members;

   .  scale to administer plans with both regional and national coverage; and

   .  financial stability.

    We compete with a wide variety of companies for business in client segments broadly defined as Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. Although some of our competitors focus on a limited set of client segments, we have clients in all of these segments, and we have achieved significant plan retention and actively compete for new business in all segments.

    Competitors fall into the following categories:

    National Competitors.  We compete with three large national PBMs:
AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. These competitors conduct business in every market segment and, like us, they have national sales and account teams, mail service pharmacies and extensive technology infrastructure.

    Managed Care and Insurance Companies. We also compete with several managed care organizations, Blue Cross/Blue Shield plans and insurance companies that have their own internal full- service pharmacy benefit programs. Some of these competitors have national account capabilities and, in some cases, they may have access to greater financial, purchasing or distribution resources than we have.

    Other Competitors. Because we provide a wide variety of programs and services, there are many non-PBM firms that compete with us in various aspects of our business. Some of our health management and other member services compete with similar services offered by pharmaceutical companies and by smaller firms specializing in those service markets. Other firms that focus on large-scale claims processing also compete with us.

Government Regulations

    Federal and state laws and regulations govern many aspects of our business. These laws and regulations apply to our administration of prescription drug benefits and our drug and health education programs and services. In addition, the activities of our home delivery pharmacies are regulated under federal and state laws applicable to the purchase, distribution and dispensing of prescription drugs. Many of our clients, including insurers and health management organizations, or HMOs, that are payers for prescription drug benefits, are themselves subject to extensive regulations that affect the design and implementation of prescription drug benefit plans that they sponsor. We believe we are in substantial compliance with all existing legal and regulatory requirements material to the operation of our business. However, the application of complex standards to the operation of our business creates areas of uncertainty.

    Numerous new health care laws and regulations or modifications to existing laws or regulations have been proposed at the federal and state levels. We cannot predict how courts or regulatory agencies may interpret existing laws or regulations or what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care or the PBM industry. Laws and regulations in these areas will continue to evolve. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws directly affecting our operations or the market for our services that could have a material adverse affect on our business, profitability, liquidity or growth prospects.

    Among the federal and state laws and regulations that affect aspects of our business are the following:

    Regulation of Our Pharmacy Operations. The practice of pharmacy is regulated at the state level, generally by state boards of pharmacy. Our home delivery pharmacy operations are located in eight states and dispense drugs throughout the United States. We have eight dispensing pharmacies, as well as four additional pharmacies that operate primarily as prescription processing centers. In addition, we operate seven call center pharmacies that provide extensive support and counseling to members using either our home delivery dispensing pharmacies or our retail pharmacy network. Each of our dispensing pharmacies, prescription processing centers and call center pharmacies must be licensed in the state in which it is located. Our pharmacies are located in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington. In some of the states where our dispensing pharmacies are located, state regulations require compliance with standards promulgated by the United States Pharmacopeia, or USP, a nonprofit organization whose members represent the healthcare professions, industry, government and academia. USP creates standards in the packaging, storage and shipping of pharmaceuticals. We believe that each of our pharmacies has the appropriate licenses required under the laws of the state in which it is located and that we conduct our pharmacy operations in accordance with the laws and regulations of these states.

    Our home delivery pharmacies deliver prescription drugs to the members of benefit plans sponsored by our clients in all 50 states. Many of the states into which we deliver pharmaceuticals and controlled substances have laws and regulations that require out-of-state mail service pharmacies to register with that state's board of pharmacy or similar regulatory body. We have registered in every state that requires registration for the services we provide. To the extent some of these states have specific requirements for out-of-state mail service pharmacies that apply to us, we believe that we are in compliance with them. In addition, several states have proposed laws to regulate on-line pharmacies, and we may be subject to this legislation if it is passed.

    Federal agencies further regulate our pharmacy operations. Pharmacies must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to dispense controlled substances. In addition, the U.S. Food and Drug Administration, or FDA, inspects facilities in connection with procedures to effect recalls of prescription drugs. The FTC requires mail order sellers of goods to engage in truthful advertising and, generally, to stock a reasonable supply of the product to be sold, to fill mail orders within 30 days and to provide customers with refunds when appropriate. The U.S. Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The U.S. Postal Service historically has exercised this statutory authority only with respect to controlled substances. If the U.S. Postal Service restricts our ability to deliver drugs through the mail, alternative means of delivery are available to us. However, alternative means of delivery could be significantly more expensive.

    Third-Party Administration and Other State Licensure Laws. Many states have licensure or registration laws governing companies that perform Third-Party Administration, or TPA, services on behalf of others. The definition of a TPA required to register and comply with these laws varies from state to state. We have obtained licenses in each of the 12 states in which we believe a license is required based on the benefit management services we provide in those states.

    In addition, many states have laws or regulations that govern ancillary health care organizations, including preferred provider organizations and companies that provide utilization review and related services. The scope of these laws differs significantly from state to state, and the application of these laws to the activities of PBMs is often unclear. We have registered under these laws in states in which we have concluded, after discussion with the appropriate state agency, that registration is required. These regulatory schemes generally require annual or more frequent reporting and licensure renewals and impose other restrictions or obligations affecting PBM services. Changes in these regulatory schemes could adversely affect our business, profitability and growth prospects.

    Consumer Protection Laws. Most states have consumer protection laws designed to assure that information provided to consumers is adequate, fair and not misleading. In October 1995, we and Merck entered into settlement agreements with 17 states in which we and Merck agreed to require pharmacists affiliated with our home delivery service to disclose to physicians and patients the financial relationships among us, Merck and the home delivery pharmacy. The pharmacists must make this disclosure when they contact physicians to discuss branded alternatives to a drug the physician has prescribed. Our practices conform to the requirements of these settlement agreements and we believe they conform to other requirements of state consumer protection laws. However, we may be subject to further scrutiny under these consumer protection laws as they are often interpreted broadly.

    Antitrust Laws. Since 1993, retail pharmacies have filed over 100 separate lawsuits against pharmaceutical manufacturers, wholesalers and several major PBMs, including us, challenging manufacturer discounting and rebating practices under various federal and state antitrust laws. These suits allege in part that the pharmaceutical manufacturers offered, and we and some other PBMs knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act and the federal Sherman Act. The Robinson-Patman Act generally prohibits discriminatory pricing practices. The Sherman Act generally prohibits contracts and combinations that unreasonably restrain trade or monopolization of any part of interstate commerce. Some pharmaceutical manufacturers have settled some of the Sherman Act cases brought on behalf of a nationwide class of retail pharmacies. The class action settlements generally provided for commitments to retail pharmacies by the manufacturers in connection with their discounting practices. The defendants who did not settle the Sherman Act class action cases won on a directed verdict. Some drug manufacturers have settled some actions filed by plaintiffs who opted out of the class action without disclosing the terms of the settlements. Approximately 100 Robinson-Patman Act cases to which we are a party remain pending. For further information on these cases, see "--Legal Proceedings and Government Investigations" below.

    In 1999, the FTC entered an order to resolve its antitrust concerns resulting from Merck's acquisition of us in 1993. Among other things, the order requires us to maintain an open formulary that consists of drugs selected and approved by the Pharmacy and Therapeutics Committee. The order also requires that we accept, and accurately reflect on the open formulary, all concessions offered by any other manufacturer of pharmaceutical products. We and Merck also agreed pursuant to the order not to share proprietary or other non-public information received from the other's competitors unless such information is required for legal or auditing purposes.

    Network Access Legislation. As part of our PBM services, we form and manage pharmacy networks by entering into contracts with retail pharmacies. A significant number of states have adopted legislation that may affect our ability to limit access to our retail pharmacy networks or to remove retail pharmacies from a network. This type of legislation, commonly known as "any willing provider" legislation, may require us or our clients to admit into our networks and retain any retail pharmacy willing to meet the price and other terms of our clients' plans. To date, these statutes have not had a significant impact on our business because for most of our clients we administer large networks of retail pharmacies and will admit any licensed pharmacy that meets our network's terms, conditions and credentialing criteria, including adequate insurance coverage and good standing with the relevant state regulatory authorities.

    Proposals for Direct Regulation of PBMs. Legislation directly regulating PBM activities in a comprehensive manner has been introduced recently in a number of states. These legislative initiatives have the support of associations representing independent pharmacies. If enacted in a state in a form that is applicable to the operations we conduct there, this type of legislation could materially adversely impact us. Georgia has recently enacted a statute requiring PBMs engaged in the practice of pharmacy to obtain a Georgia pharmacy license. The impact of this statute on our business will not be clear until regulations are adopted.

    ERISA Regulation. Many of our clients are self-funded corporate health plans. These plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, which regulates employee pension and health benefit plans. The following areas of ERISA regulation could be material to PBMs:

   . ERISA Fiduciary Responsibility. ERISA imposes significant duties on anyone determined to be in a fiduciary relationship with a plan that is subject to ERISA. We believe that our activities are sufficiently limited that we do not assume any of the plan fiduciary responsibilities that would subject us to regulation under ERISA. If we are deemed to be a fiduciary, we could be subject to claims over benefit denials and may be subject to claims for breach of fiduciary duties in connection with the services we provide to a plan, and our business, profitability, liquidity or growth prospects may be materially adversely affected.

      In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to claims against us and other PBMs in other pending cases, alleges that we should be treated as a "fiduciary" under ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. For further information on this case, see "--Legal Proceedings and Government Investigations" below.

   . Department of Labor Claims Determination Regulations. In 2001, the Department of Labor, or DOL, promulgated extensive new regulations under ERISA setting out standards for claims payment and member appeals as well as notice and disclosure requirements. These regulations take effect for employers with health plans with plan years beginning on or after July 1, 2002. These new standards represent an additional regulatory burden for us and our ERISA plan clients.

    Anti-Kickback Laws. Subject to certain exceptions, federal law prohibits the payment, offer, receipt or solicitation of any remuneration that is knowingly and willfully intended to induce the referral of Medicare, Medicaid or other federal health care program beneficiaries for the purchase, lease, ordering or recommendation of the purchase, lease or ordering of items or services reimbursable under federal health care programs. These laws are commonly referred to as anti-remuneration or anti-kickback laws. Several states also have similar laws, known as "all payor" statutes, that impose anti-kickback prohibitions on services not covered by federal health care programs. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. Anti-kickback laws vary between states, and courts have rarely interpreted them. However, where courts have reviewed these laws, they have generally ruled that contracts that violate anti-kickback laws are void as a matter of public policy.

    Courts, the Office of the Inspector General within the Department of Health and Human Services, or OIG, and some administrative tribunals have broadly interpreted the federal anti-kickback statute. Courts have ruled that a violation of the statute may occur even if only one of the purposes of a payment arrangement is to induce patient referrals or purchases. Among the practices that the OIG has identified as potentially improper under the statute are "product conversion programs" in which benefits are given by pharmaceutical manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. These laws have been cited as a partial basis, along with the state consumer protection laws discussed above, for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to physicians or pharmacists in connection with product conversion programs.

    We believe that we substantially comply with the legal requirements imposed by these laws and regulations, and that our programs do not involve practices that the OIG has questioned. To date, the government has not commenced enforcement actions under the anti-kickback statutes against PBMs with regard to their negotiation of discounts, rebates and administrative fees from drug manufacturers in connection with drug purchasing and formulary management programs, or their contractual agreements with pharmacies that participate in their networks, or their relationships with their health plan customers. However, in 1998, the United States Attorney's Office for the Eastern District of Pennsylvania began an investigation into whether rebates and other payments made by pharmaceutical manufacturers to PBMs, or payments made by PBMs to retail pharmacies or others, violate the anti-kickback laws or other federal laws. We received a subpoena seeking documents and information related to various aspects of our business in connection with this investigation. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has also requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. We have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request, but, at this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. The Department of Justice, acting through the United States Attorney's Office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

    On June 7, 2002, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania stating that, as is its standard practice, it intends to send us another letter concerning its position on the issues raised by its own investigation and the allegations in the qui tam complaints. Subsequently, on June 17, 2002, we were orally informed by the U.S. Attorney's Office that a letter presenting the government's position had been prepared, was under review and would be delivered upon completion of that review. Although we are unable to predict what its contents will be, the letter may address both the independent investigation commenced in 1998 and the allegations in the qui tam complaints. The government's letter could seek payments and other remedies which could be material. For more information regarding these investigations, see "--Legal Proceedings and Government Investigations" below.

    FDA Regulation of Managed Care Communications. The FDA generally has authority under the federal Food, Drug and Cosmetic Act, or FDCA, to regulate drug promotional materials that are disseminated "by or on behalf of" a pharmaceutical manufacturer. The FDA traditionally has not asserted jurisdiction over communications by physicians, pharmacists or managed care organizations who often discuss pharmaceuticals and their uses and properties. In January 1998, the FDA issued a Draft Guidance for Industry regarding the regulation of activities of health care organizations and PBMs directly or indirectly controlled by pharmaceutical manufacturers. In that draft guidance, the FDA purported to have the authority to hold pharmaceutical manufacturers responsible for the activities of PBMs and other plans considered by the FDA to be promotional on behalf of the manufacturer, depending upon the nature and extent of the relationship between the pharmaceutical manufacturer and the PBM or plan. We and many other companies and associations commented to the FDA in writing regarding its authority to regulate the communications of PBMs that are not made by the PBM on behalf of the manufacturer. In August 1999, the FDA withdrew the guidance and stated that it would reconsider the basis for its issuance. To date, the FDA has not taken any further action on the issue. The FDA could re-examine the issue and seek to assert the authority to regulate the communications of such PBMs based on their relationships, financial or otherwise, with pharmaceutical manufacturers. Legislation has also been proposed permitting the FDA, or another federal agency, to regulate on-line pharmacies that dispense prescription drugs. These regulations could have an adverse impact on the way we operate our business.

    Regulation of Financial Risk Plans. Although the administration of fee-for-service prescription drug plans by PBMs is not subject to insurance regulation by the states, a few clients seek to limit their exposure in providing prescription drug benefits. In order to provide "stop-loss" insurance to our clients who seek to limit their risk under fee-for-service drug plans, we own three insurance companies: Medco Containment Insurance Company of New Jersey; Medco Containment Insurance Company of New York; and Medco Containment Life Insurance Company. These subsidiary insurance companies are licensed in 48 states and the District of Columbia and are subject to extensive regulatory requirements imposed under the insurance laws of the states in which they are domiciled as well as those in which they have obtained licenses to transact insurance business. In addition, we have a subsidiary that is licensed as a specialty health service organization under California's Knox-Keene laws, which include requirements for licensure, reporting and the solvency of health maintenance organizations. These insurance subsidiaries only underwrite risk in connection with our own PBM services and do not represent a separate line of business. Historically, we have provided services to a limited number of our clients through these insurance companies. We provided such services to five of our clients in each of the preceding three years. Premiums paid to the insurance companies and the losses incurred under the insurance coverage during this period were not material to our financial results.

    Regulation Relating to Data Transmission and Confidentiality of Patient Identifiable Information. Dispensing of prescriptions and management of prescription drug benefits require the ability to utilize patient-specific information. Government regulation of the use of patient identifiable information has grown substantially over the past several years. At the federal level, Congress has adopted legislation, and the Department of Health and Human Services, or HHS, has adopted extensive regulation, governing the use and disclosure of health information by all participants in health care delivery, including physicians, hospitals, insurers and other payers. Additionally, regulation of the use of patient identifiable information is likely to increase. Many states have recently passed or are considering laws dealing with the use and disclosure of health information. These proposals vary widely, some relating to only certain types of information, others to only certain uses, and yet others to only certain types of entities. These laws and regulations have a significant impact on our operations, products and services, and compliance with them is a major operational requirement. Regulations and legislation that severely restrict or prohibit our use of patient identifiable information could materially adversely affect our business.

    Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress required HHS to adopt standards governing the transmission, use and disclosure of individually identifiable health information. The recently adopted standards are detailed and complex and may be subject to different interpretations. Compliance with these complex requirements will require new processes and procedures and result in continuing expenses. Sanctions for failing to comply with HIPAA standards include criminal and civil penalties. If we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties. We have invested considerable time and resources in studying our obligations under the HIPAA regulations and modifying our policies and procedures for dealing with patient identifiable information.

    HIPAA does not preempt state law privacy requirements that are generally conflicting and more restrictive. Therefore, in addition to meeting the requirements of the federal HIPAA privacy standards, we or our clients may be subject to additional requirements and restrictions under numerous state laws and regulations that impact health care information. These include applicable pharmacy laws, insurance laws, the federal Graham-Leach-Bliley law and state regulations governing data use by financial institutions and specific legislation designed to protect the privacy of health data. In addition, legislation has been proposed in many states to further regulate use, disclosure or maintenance of health care information or to provide individuals with additional rights with respect to their health information. Such regulation could significantly impact our programs and service offerings and have an adverse affect on our business, profitability and growth prospects.

    Regulation Applicable to Clients. We provide services to insurers, managed care organizations, Blue Cross/Blue Shield plans and many others whose ability to offer a prescription benefit may be subject to regulatory requirements and constraints under a number of federal or state regulatory schemes. While we may not be directly subject to these regulations, they can have a significant impact on the services we provide our clients.

   . Formulary Restrictions. A number of states enacted laws that regulate the establishment of formularies by insurers, HMOs and other third-party payors. These laws relate to the development, review and update of formularies; the role and composition of pharmacy and therapeutics committees; the availability of formulary listings; the disclosure of formulary information to health plan members; and a process for allowing members to obtain non-preferred drugs without additional cost-sharing where the non-preferred drugs are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the National Association of Insurance Commissioners is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if widely enacted, may eventually provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan members, members' access to non-preferred drugs, and the appeals process available to members when coverage of a non-preferred drug is denied by the health plan or PBM. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our insurer, HMOs and other health plan clients.

   . Plan Design Restrictions. Some states have legislation that prohibits a health plan sponsor from implementing certain restrictive design features. For example, some states have enacted "freedom of choice" legislation that entitles members of a plan to prescription drug benefits even if they use non-network pharmacies. Some states are implementing rules limiting formulary flexibility. The rules may prevent plans from changing their formularies during the plan year. The rules may mandate coverage of at least two drugs per therapeutic class and limit the difference in copayments for different tiers on a multi-tiered formulary, or mandate coverage of particular benefits or conditions. Although we operate in these states, this legislation does not generally apply directly to us, but it may apply to some of our clients that are HMOs and insurers. If other states enact similar legislation, PBMs may be less able to achieve economic benefits through health benefit management services and their services may be less attractive to clients.

   . Industry Standards for PBM Functions. The National Committee on Quality Assurance, the American Accreditation Health Care Commission, known as URAC, and other quasi-regulatory and accrediting bodies are considering proposals to increase the regulation of formulary and drug utilization management as well as other PBM activities. While the actions of these bodies do not have the force of law, many clients for PBM services seek certification from them. As a result, these bodies may influence states to adopt requirements or model acts that they promulgate. Some states incorporate accreditation standards of these bodies, as well as the standards of the National Association of Insurance Commissioners and the National

      Association of Boards of Pharmacy, into their drug utilization review regulation. The outcome of these initiatives is uncertain, and any resulting standards or legislation could impose restrictions on us or our clients in a way that could significantly impact our business.

    Managed Care Reform. The federal government has proposed, and several state governments have proposed or enacted, "Patients' Bill of Rights" and other legislation aimed primarily at improving the quality of care provided to individuals enrolled in managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care, as well as mandate the content of the appeals or grievance process when a health plan member is denied coverage. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by a few states to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material adverse impact on our business, profitability and growth prospects.

    Legislation and Regulation Affecting Drug Prices. The federal Medicaid rebate statute provides that manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the "average manufacturer price", or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the "best price" to customers other than the Medicaid program, with certain exceptions. Some manufacturers may see these policies as a disincentive to offering rebates or discounts to private purchasers, including the plans we represent.

    In addition, under the Federal Supply Schedule, the federal government seeks and obtains favorable pricing based on manufacturers' commercial prices and sales practices. Some states have adopted legislation or regulations providing that a pharmacy participating in the state's Medicaid program must give program patients the best price that the pharmacy makes available to any third party plan. These requirements are sometimes referred to as "most favored nation" payment systems. Other states have enacted "unitary pricing" legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. A number of states have also recently introduced legislation seeking to control drug prices through various statutory limits, rebates or discounts extending to one or more segments of the state's population. This legislation and regulation could adversely affect our ability to negotiate discounts from network pharmacies or manufacturers or otherwise discourage the use of the full range of our services by current or future clients.

    Recently, the federal government has increased its attention to how drug manufacturers develop pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. One element common to many payment formulas, the use of Average Wholesale Price, or AWP, as a standard pricing unit throughout the industry, has been criticized as not accurately reflecting prices actually charged and paid at the wholesale or retail level. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. These proposals and other legislative or regulatory adjustments that may be made to the program for reimbursement of drugs by Medicare and Medicaid, if implemented, could affect our ability to negotiate discounts with pharmaceutical manufacturers. In addition, they may affect our relations with pharmacies and health plans. In some circumstances, they might also impact the reimbursement that our home delivery pharmacy receives from managed care organizations that contract with government health programs to provide prescription drug benefits or otherwise elect to rely on the revised pricing information.

Furthermore, private payers may choose to follow the government's example and adopt different drug pricing bases. This could affect our ability to negotiate with plans, manufacturers and pharmacies regarding discounts and rebates.

    Medicare Prescription Drug Benefit. Medicare reimbursement and coverage of prescription drugs may change significantly in the near future. Medicare does not currently offer an outpatient prescription drug benefit, except with respect to a few drugs. Proposals have been made to reduce Medicare drug reimbursement amounts, although the prospects for legislation are uncertain. Several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. Many states are also considering establishing or expanding state drug assistance programs that would increase access to drugs by those currently without coverage. We cannot assess at this stage whether any of these proposals will be enacted, how they would address drug costs, the coordination of benefits with other coverage or the role of prescription benefit management, nor can we assess any potential impact a Medicare benefit would have on the decision of any of our clients to offer a private prescription benefit.

    As an interim step while Congress considers the Medicare prescription benefit, CMS has issued a notice of proposed rule-making for a Medicare Endorsed Prescription Drug Discount card to make available discounts on drugs. We are reviewing the requirements specified for offering a card program under this regulation. Based on the proposed rule, it does not appear that this program will have a substantial impact on our business.

    Federal Statutes Prohibiting False Claims and Fraudulent Billing Activities. A range of federal civil and criminal laws targets false claims and fraudulent billing activities. One of the most significant is the federal False Claims Act, which prohibits the submission of a false claim or the making of a false record or statement in order to secure a reimbursement from a government-sponsored program. In recent years, the federal government has launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws.

    Disease Management Services Regulation. All states regulate the practice of medicine and the practice of nursing. To our knowledge, no PBM has been found to be engaging in the practice of medicine or the practice of nursing by reason of its disease management services. However, a federal or state regulatory authority may assert that some services provided by a PBM, including us, constitute the practice of medicine or the practice of nursing and are therefore subject to federal and state laws and regulations applicable to the practice of medicine and/or the practice of nursing.

Legal Proceedings and Government Investigations

    In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a "fiduciary" under the provisions of ERISA, and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which we are the PBM, contend that in accepting and retaining certain rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that we were wrongly used to increase Merck's market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. In connection with the recent settlement discussions, the plaintiffs have indicated that they may amend their complaint against us and others to allege violations of the Sherman Act, the Clayton Act and various states' antitrust laws due to alleged conspiracies to suppress price competition and unlawful combinations allegedly resulting in higher pharmaceutical prices. The plaintiffs have not yet amended their complaint and we are unable to predict whether they will do so or whether the ultimate outcome of any new claims will have a material impact on our profitability or our business practices. The plaintiffs have not sought class-action status.

    In November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly-situated self-funded plans, filed a similar lawsuit captioned Keim v. Merck-Medco Managed Care, L.L.C. in the United States District Court for the Northern District of California. The plaintiff has not sought class action status, and Northwest Airlines is not party to the lawsuit. The complaint relies on many of the same ERISA claims as the Gruer litigation discussed above. The plaintiff's motion to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California was denied.

    In May 2002, one DaimlerChrysler plan participant, purportedly acting on behalf of the plan and similarly situated self-funded plans, filed a lawsuit similar to the Gruer and Keim proceedings discussed above, captioned Jones v. Merck-Medco Managed Care, L.L.C., in the United States District Court, District of Nevada. DaimlerChrysler is not a party to the action.

    In June 2002, a lawsuit captioned Miles v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of California. The complaint is based on similar factual allegations with a theory of liability premised on a California statute prohibiting unfair business practices. The plaintiff seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by us and Merck. We have not yet been served with the complaint and have not yet been required to defend against the allegations.

    In connection with our separation from Merck, we have agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. We have denied all allegations of wrongdoing and are vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of each of these lawsuits is uncertain and an adverse determination in any one of them could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.

    In addition, a former client has contacted us making similar ERISA claims. At present we are cooperating with the former client to resolve that matter. As with the above litigation matters, however, the outcome of this matter is uncertain, and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine our ability to obtain rebates and could materially limit our business practices. See "Risk Factors--Risks Relating to Our Business--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices" and "--Risks Relating to Our Industry--PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA".

    Since 1998, the Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not yet been served with the complaints and have not yet been required to defend against the allegations. The Department of Justice, acting through the United States Attorney's Office, is required by the Federal False Claims Act to review the allegations and determine whether it should intervene in the qui tam complaints.

    On June 7, 2002, we received a letter from the United States Attorney's Office for the Eastern District of Pennsylvania stating that, as is its standard practice, it intends to send us another letter concerning its position on the issues raised by its own investigation and the allegations in the qui tam complaints. Subsequently, on June 17, 2002, we were orally informed by the U.S. Attorney's Office that a letter presenting the government's position had been prepared, was under review and would be delivered upon completion of that review. Although we are unable to predict what its contents will be, the letter may address both the independent investigation commenced in 1998 and the allegations in the qui tam complaints. The government's letter could seek payments and other remedies which could be material.

    We have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care. We believe that our programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the outcome of proceedings or other actions pursuant to the letter we may receive from the U.S. Attorney's Office for the Eastern District of Pennsylvania or the qui tam complaints or other similar challenges is uncertain, and an adverse result could have a material effect on our business practices, financial condition or profitability. See "Risk Factors--Risks Relating to Our Business--Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability".

    There remain approximately 100 separate lawsuits, to which we are a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and several major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that we knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. We may settle these cases, but we intend to defend vigorously any cases we are unable to settle on favorable terms. However, any adverse judgment or injunction could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our separation from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. For a further discussion of this indemnity obligation, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

    We have brought a declaratory judgment action in the United States District Court for the District of New Jersey against Medicap Pharmacies Incorporated and Medihealth Solutions, Inc. seeking a declaration from that court that our name and trademark Medco Health Solutions do not give rise to a likelihood of confusion with, or infringe, the mark Medihealth Solutions. Subsequent to the filing of our declaratory judgment action, Medicap and Medihealth brought an action in the United States District Court for the Southern District of Iowa against us for trademark infringement and unfair competition and seeking to enjoin our use of our name as well as damages. Medicap and Medihealth have moved to have our case in New Jersey dismissed, stayed pending a decision in the Iowa case, or transferred to a court in Iowa. We have opposed this motion. We have submitted an answer to the complaint in the Iowa case and have moved to have that case stayed pending a decision in the New Jersey case. In the event we do not prevail in these lawsuits, we may be prevented from using the Medco Health Solutions name and trademark in their current form, may be subject to a damages award, and may be required to change the name of our company and incur substantial costs associated with that name change.

    In June 2002, a lawsuit captioned Kessler v. Merck-Medco Managed Care, L.L.C. was filed in the Superior Court of New Jersey. The plaintiff purports to represent a member class claiming that we improperly classified Tamoxifen as a brand name drug, resulting in a higher copayment and price for members. The complaint alleges that our classification of Tamoxifen as a brand name drug violates the New Jersey Consumer Fraud Act, and through higher copayments and prices we have been unjustly enriched. The plaintiff demands that we pay treble damages and turn over any unlawfully obtained profits to a trust. The plaintiff also seeks a permanent injunction and punitive damages. We intend to vigorously defend these claims. The amount of damages sought is not specified and could be material.

    In addition, we are involved in various claims and legal proceedings of a nature considered normal to our business, principally employment and commercial matters. While it is not feasible to predict or determine the final outcome of these remaining proceedings, we do not believe that they would result in a material adverse effect on our business, profitability or growth prospects.

Facilities

    We operate our business out of 74 facilities that we own or lease throughout the United States and the Commonwealth of Puerto Rico. We believe our facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. Our existing facilities contain an aggregate of approximately 3,000,000 square feet. Our corporate offices are located in Franklin Lakes, New Jersey, and accommodate our headquarters, including our executive, financial, legal, and client support and operations management staff.

    Our home delivery pharmacy infrastructure consists of 12 home delivery pharmacies throughout the United States, ten of which contain prescription processing centers and eight of which contain home delivery dispensing pharmacies. In our prescription processing centers, we receive and record prescriptions, conduct clinical utilization reviews, contact physicians to resolve any questions and then approve and route the prescriptions to one of our eight home delivery dispensing pharmacies. In the eight dispensing pharmacies, two of which are our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we dispense the medication and then pre-sort for shipment to patients by mail or courier. We also operate seven call center pharmacies with access 24 hours a day, seven days a week to respond to calls from our clients, their members, pharmacists and physicians.

    The following table sets forth information with respect to our principal facilities:

                                  Approximate
                                    Square
Location             Owned/Leased   Footage   Type
--------             ------------ ----------- ----
Franklin Lakes, NJ       Owned      652,000   Corporate headquarters
Willingboro, NJ          Owned      260,000   Automated dispensing pharmacy
Las Vegas, NV            Owned      215,000   Automated dispensing pharmacy, prescription
                                              processing center, call center
Fair Lawn, NJ           Leased       77,000   Data center
Montvale, NJ            Leased      140,000   Office
Waukesha, WI            Leased       60,000   Office
Parsippany, NJ          Leased      178,000   Prescription processing center, dispensing
                                              pharmacy, call center
Tampa, FL               Leased      143,000   Prescription processing center
Columbus, OH             Owned      136,000   Prescription processing center, dispensing
                                              pharmacy
Fairfield, OH            Owned      100,000   Prescription processing center
Liberty Lake, WA         Owned       25,000   Prescription processing center
Fort Worth, TX          Leased       83,000   Prescription processing center
Mechanicsburg, PA       Leased       65,000   Prescription processing center, dispensing
                                              pharmacy
Tampa, FL               Leased       59,000   Dispensing pharmacy
North Versailles, PA    Leased       39,000   Prescription processing center, dispensing
                                              pharmacy
Richmond, VA            Leased        3,000   Prescription processing center, dispensing
                                              pharmacy
Tampa, FL               Leased      124,000   Call center pharmacy
Dublin, OH              Leased       92,000   Call center pharmacy
Columbus, OH             Owned       63,000   Call center pharmacy
Irving, TX              Leased       62,000   Call center pharmacy
Las Vegas, NV           Leased       41,000   Call center pharmacy

Information Technology

    Our Information Technology department supports our retail pharmacy claims processing systems, our home delivery systems and clinical, financial, billing and reporting applications needed for our business. We process all prescriptions and benefit claims through computer systems which we operate and maintain at our data center in Fair Lawn, New Jersey. Our data center is staffed 24 hours per day, 365 days per year and provides primary support for all applications and systems required for our business operations. Our data center also houses our information warehouse, which contains approximately two billion historical claims. We also administer and monitor an extensive data communications network from our data center. This network is linked to the approximately 60,000 retail pharmacies that service our members, all of our call center pharmacies, home delivery pharmacies and sales offices, as well as to hundreds of clients, vendors and other providers. The data center's operations are sophisticated, containing a high degree of constant internal monitoring and redundancy, and provide protection against system failures or disasters. To protect against loss of data and extended downtime, we store software and redundant files at both on-site and off-site facilities on a regular basis and have contingency operation plans in place. We have a contractual relationship with SunGard Recovery Services Inc. to provide backup to the data center in the event of a disaster. Our contingency or disaster recovery plans might not adequately address all relevant issues.

Employees

    As of April 30, 2002, we had approximately 15,050 full time employees and approximately 1,040 part-time employees. We have collective bargaining agreements covering approximately 54% of our employees. These agreements, which have terms ranging from three to nine years, expire at various dates through November 2006. Specifically, approximately 7,300 employees at our facilities in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas and Washington are covered by collective bargaining agreements with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, AFL-CIO, CLC; approximately 1,030 employees at our Nevada and New Jersey call center facilities are covered by collective bargaining agreements with the Retail, Wholesale and Department Store Union, U.F.C.W., AFL-CIO, CLC; and approximately 270 pharmacists at our Columbus, Ohio facility are represented by the Association of Managed Care Pharmacists. We have not experienced any work stoppages in the past five years and consider our relations with our employees and their unions to be good.

Insurance

    Our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, and our health management services, may subject us to litigation and liability for damages. To date, we have relied on Merck to arrange our insurance coverage and provide risk management services, and we believe that our current insurance protection provided through Merck is adequate for our present business operations. Merck has agreed to maintain specific insurance coverage for us for various periods after completion of the initial public offering of our common stock for which we will be required to reimburse Merck for premium expenses and other costs and expenses valued at current market rates. We are in the process of obtaining our own insurance coverage and we expect to have separate insurance coverage in place prior to the spin-off. However, we might not be able to maintain our professional and general liability insurance coverage in the future and insurance coverage might not be available on acceptable terms or adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect upon our financial position or results of operations.

                                  MANAGEMENT

Directors and Executive Officers

    The following table contains information regarding our executive officers and our directors. Prior to our conversion from a limited liability company to a corporation, the functions of our board of directors were performed by a board of managers.


   Name                    Age Position
   ----                    --- --------
   Richard T. Clark....... 56  Chairman, President and Chief Executive
                                 Officer
   Robert J. Blyskal...... 47  Executive Vice President, Operations and
                                 Technology
   Robert S. Epstein, M.D. 47  Senior Vice President, Medical Affairs and
                                 Chief Medical Officer
   Stephen J. Gold........ 43  Senior Vice President, Electronic Commerce
                                 Strategy and Delivery
   Brian T. Griffin....... 43  Senior Vice President, Sales
   Roger A. Jones......... 56  President, Systemed L.L.C.
   David S. Machlowitz.... 48  Senior Vice President, General Counsel and
                                 Secretary
   Arthur H. Nardin....... 43  Senior Vice President, Pharmaceutical
                                 Contracting
   Sandra E. Peterson..... 43  Senior Vice President, Health Businesses
   Karin Princivalle...... 46  Senior Vice President, Human Resources
   JoAnn A. Reed.......... 47  Chief Financial Officer and Senior Vice
                                 President, Finance
   Richard J. Rubino...... 44  Vice President and Controller
   Glenn C. Taylor........ 50  President, UnitedHealth Group Division and
                                 Senior Vice President, Account
                                 Management
   Timothy C. Wentworth... 42  Executive Vice President, Client Strategy and
                                 Services
   Kenneth C. Frazier..... 47  Director
   Judy C. Lewent......... 53  Director


    Richard T. Clark has served as our President since January 2000 and as a manager/director of our company since June 1997. Mr. Clark was appointed Chairman and Chief Executive Officer in June 2002. Mr. Clark joined us in June 1997 as Executive Vice President and Chief Operating Officer. Mr. Clark came to us from the Merck Manufacturing division, where he held the positions of Senior Vice President of Quality and Commercial Affairs from April 1997 to June 1997 and Senior Vice President of North American Operations from May 1996 to April 1997. Mr. Clark is expected to remain in his current position until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our Chairman, President and Chief Executive Officer and an appropriate transition period has elapsed.

    Robert J. Blyskal has served as our Executive Vice President, Operations and Technology since April 2002. Mr. Blyskal joined us in May 1993, and has served in a number of positions including Senior Vice President of Operations from September 1999 to March 2002 and Senior Vice President, Pharmacy Operations from July 1995 to August 1999. Mr. Blyskal is responsible for our operating functions, including home delivery pharmacies, customer service, retail claims processing, and information technology and development. Mr. Blyskal also serves on the board of managers of our Systemed L.L.C. subsidiary.

    Robert S. Epstein, M.D. has served as our Senior Vice President, Medical Affairs and Chief Medical Officer since August 1996. Dr. Epstein leads our departments of Clinical Analysis and Outcomes Research, Medical Programs and Policies, Clinical Practices and Therapeutics, The Institute for Effectiveness Research, Health Information Management Department and Scientific Affairs. From July 1995 to August 1996, Dr. Epstein served as our Vice President of Outcomes Research. Dr. Epstein joined us from Merck, where he served most recently as Executive Director from February 1994 to July 1995 developing clinical trials and integrating medical and drug data. Dr. Epstein joined Merck in 1988.

    Stephen J. Gold has served as our Senior Vice President, Electronic Commerce Strategy and Delivery since September 1999. Mr. Gold is responsible for our electronic commerce business, including marketing, systems development and operational execution, and the information technology systems that support our health management programs and customer service operations. From November 1998 to August 1999, Mr. Gold served as our Vice President, Electronic Commerce. Mr. Gold joined us in July 1993, and served as our Vice President of Technology until October 1998.

    Brian T. Griffin has served as our Senior Vice President, Sales since January 1999 and is responsible for our sales organization on a national basis. From November 1995 to December 1998, Mr. Griffin led the insurance carrier business segment and was responsible for our sales within the insurance carrier, Blue Cross/Blue Shield and third-party benefit plan administrators markets. Mr. Griffin joined us in 1988.

    Roger A. Jones has served as President of Systemed L.L.C. since July 1997. Mr. Jones has had a wide range of executive responsibilities with us, including sales, account management, marketing, and clinical and pricing areas as they related to our small to mid-size clients. Mr. Jones joined us in February 1991 as Executive Vice President.

    David S. Machlowitz has served as our Senior Vice President and General Counsel since May 2000, and is responsible for overseeing all of our legal affairs. Mr. Machlowitz was appointed as our Secretary in April 2002. Additionally, Mr. Machlowitz's responsibilities include Government Affairs, Public Affairs, Privacy and Regulatory Compliance. Mr. Machlowitz joined us from Siemens Corporation, a diversified health care, information and electronics technology conglomerate, where he served as Deputy General Counsel from October 1999 to May 2000. Previously, he served as General Counsel and Corporate Secretary of Siemens Medical Systems Inc. from April 1992 to October 1998 and as Associate General Counsel of Siemens Corporation from October 1, 1994 to October 1999.

    Arthur H. Nardin has served as our Senior Vice President, Pharmaceutical Contracting since January 1999. Mr. Nardin is responsible for negotiating contracts with pharmaceutical manufacturers, drug purchasing analysis and consulting with clients on formulary drug lists and plan design. From November 1995 to December 1998, Mr. Nardin served as our Vice President, Special Drug Purchasing and Analysis. Mr. Nardin joined us in June 1988 as Manager of Financial Analysis and has held a number of positions with us.

    Sandra E. Peterson has served as our Senior Vice President, Health Businesses since joining us in December 1998. Ms. Peterson is responsible for the development and management of programs and services, business development and strategic alliances. Ms. Peterson joined us from Nabisco, where she served as Executive Vice President of Research and Development from April 1996 to December 1998.

    Karin Princivalle has served as our Senior Vice President, Human Resources since joining us in May 2001, and is responsible for company-wide human resource activities. Ms. Princivalle joined us from TradeOut.com, an online business-to-business marketplace, where she served as Vice President,

Human Resources from February 2000 to May 2001. Previously, she served as the Vice President of Human Resources for Citigroup's North American Bankcards Business from May 1998 to August 2000 and Vice President of Human Resources for Citigroup's Consumer Businesses in Central/Eastern Europe, Middle East, Africa and Asia from March 1997 to May 1998.

    JoAnn A. Reed has served as our Senior Vice President, Finance since 1992, and Chief Financial Officer since 1996. Ms. Reed is responsible for all financial activities, including accounting, reporting, planning, analysis, procurement and evaluation. Ms. Reed joined us in 1988, initially serving as Director of Financial Planning and Analysis and later as Vice President/Controller for PAID Prescriptions, our wholly owned subsidiary.

    Richard J. Rubino has served as our Vice President and Controller since June 1998 and is responsible for accounting and financial reporting. Mr. Rubino joined us in May 1993. In July 1995, Mr. Rubino assumed the role of Vice President, Planning with responsibility for financial, business and strategic planning.

    Glenn C. Taylor was appointed Senior Vice President, Account Management in April 2002. Mr. Taylor has served as President of our UnitedHealth Group Division since February 1999. Mr. Taylor is responsible for the management of the relationship with UnitedHealth Group, our largest client. From April 1997 to January 1999, Mr. Taylor held positions with Merck, serving initially as Senior Vice President of Sales and Account Management and subsequently as Regional Vice President of the Southeast Business Group. From May 1993 to March 1997, Mr. Taylor was our Senior Vice President of Sales Account Management. Mr. Taylor joined us in May 1993 as a result of our acquisition of FlexRx, Inc., a PBM in Pittsburgh, Pennsylvania, where Mr. Taylor was President.

    Timothy C. Wentworth has served as our Executive Vice President, Client Strategy and Service since April 2002 and is responsible for client relationships and developing and implementing strategies to acquire and renew clients. Mr. Wentworth joined us as Senior Vice President, Account Management in December 1998 from Mary Kay, Inc., where he spent five years serving initially as Senior Vice President of Human Resources and subsequently as President-International.

    Kenneth C. Frazier has served as a manager/director of our company since April 2002. Since December 1999, Mr. Frazier has served as Senior Vice President and General Counsel of Merck, responsible for legal and public affairs functions and The Merck Company Foundation (a not-for-profit charitable organization affiliated with Merck). Previously, he held the positions of Vice President and Deputy General Counsel of Merck from January 1999 to December 1999 and Vice President of Public Affairs and Assistant General Counsel of Merck from January 1997 to January 1999.

    Judy C. Lewent has served as a manager/director of our company since April 2002. Since February 2001, Ms. Lewent has served as Executive Vice President and Chief Financial Officer of Merck, responsible for financial and corporate development functions, internal auditing, corporate licensing, Merck's joint venture relationships, and Merck Capital Ventures, L.L.C., a wholly owned subsidiary of Merck. Previously, she held the position of Senior Vice President and Chief Financial Officer of Merck since January 1993. Ms. Lewent is also a director of Dell Computer Corp. and Motorola, Inc.

Planned Resignations

    Our separation agreement with Merck will provide that those of our directors and officers, other than Richard T. Clark, who are also officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off will resign as directors or officers of our company immediately before the spin-off. We expect that Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before the spin-off.

Board of Directors

    In connection with our conversion from a limited liability company to a Delaware corporation, we established a board of directors composed of three directors. We intend, within 90 days of completion of the initial public offering of our common stock, to increase our board of directors to include two independent directors and, within one year of that date, we will have three independent directors. Under applicable law, so long as Merck owns more than 50% of our common stock, Merck will be able to elect all of the members of our board of directors. We have agreed with Merck that, so long as Merck beneficially owns 50% or more of our common stock, Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors. So long as Merck owns 50% or more of our common stock, a majority of our board of directors will be Merck designees. We have also agreed that, so long as Merck owns more than 20%, but less than 50%, of our common stock, Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power.

    In connection with our conversion from a limited liability company to a Delaware corporation, we adopted a certificate of incorporation that provides that, immediately after the spin-off, our board of directors will be divided into three classes as nearly equal in size as possible. The directors in each class will serve for three-year terms, one class being elected each year by our stockholders. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Committees of the Board of Directors

    Our committees initially will consist of an audit committee and a compensation committee. The audit committee will recommend the annual appointment of our auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will review and approve the compensation and benefits for our employees, directors and consultants, administer our employee benefit plans, authorize and ratify stock option grants and other incentive arrangements and authorize employment and related agreements. Under applicable law, so long as Merck owns more than 50% of our common stock and elects all of the members of our board of directors, the board of directors elected by Merck will have the power to select all of the members of our audit, compensation and other committees. We have agreed with Merck that, so long as Merck beneficially owns 50% or more of our common stock, Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee. We have also agreed that, so long as Merck owns more than 20%, but less than 50%, of our common stock, Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors.

Compensation of Directors

    Directors who are also our employees, or employees of Merck, will receive no additional compensation for their services as directors. We have not yet adopted specific policies on compensation and benefits for directors who are not our employees or employees of Merck. Members of the board of directors or committees of our board of directors will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Executive Officers

    Our board of directors appoints our executive officers who serve at the discretion of the board. Richard T. Clark, our Chairman, President and Chief Executive Officer, is expected to remain in his current position until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our Chairman, President and Chief Executive Officer. He will then become a senior executive of Merck. Our board of directors will work with Mr. Clark to appoint a senior executive officer, who could be one of our current officers or an outside candidate, to work with Mr. Clark during a transition period, after which it is expected that the senior executive officer will become our Chairman, President and Chief Executive Officer. Mr. Clark has indicated that he does not intend to return to Merck until his successor is selected and integrated as our Chairman, President and Chief Executive Officer. Our board of directors may appoint one or more individuals to those positions.

Compensation Committee Interlocks and Insider Participation

    In our fiscal year ended December 29, 2001, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Merck.

Executive Compensation

    We generally maintain separate employment benefit plans and arrangements from Merck so that, following the initial public offering of our common stock, we will generally provide the compensation and employee benefits of our executive officers and all of our other employees. See "--Compensation and Employee Benefit Plans" and "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Employee Matters Agreement" and "--Employee Leasing Agreement".

Summary Compensation Table for the Fiscal Year Ended December 29, 2001

    The following table sets forth certain compensation information for our Chairman, President and Chief Executive Officer and our four other executive officers who were the most highly compensated for the fiscal year ended December 29, 2001.

                                                                           Long-Term Compensation
                                                                      ------------------------------
                                          Annual Compensation                Awards           Payouts
                                   -------------------------------    --------------------- --------
                                                            Other     Restricted Securities                All
                                                           Annual       Stock    Underlying    LTIP       Other
            Name and                     Salary   Bonus   Compensa-     Awards    Options/    Payouts   Compensa-
      Principal Position(1)        Year   ($)      ($)    tion ($)       ($)      SARs (#)      ($)     tion ($)
      ---------------------        ---- -------- -------- ---------   ---------- ---------- --------    ---------
Richard T. Clark.................. 2001 $395,424 $365,000  $57,767(2)     --       85,000       --       $7,650(3)
 Chairman, President and Chief
 Executive Officer
Timothy C. Wentworth.............. 2001  333,715  200,000   50,000(4)     --       43,500       --           --
 Executive Vice President, Client
 Strategy and Service
Sandra E. Peterson................ 2001  327,689  190,000       --        --       43,500       --        7,650(3)
 Senior Vice President, Health
 Businesses
Robert J. Blyskal................. 2001  305,613  190,000       --        --       43,500       --        7,650(3)
 Executive Vice President,
 Operations and Technology
Roger A. Jones.................... 2001  321,572  160,000       --        --       15,000   $782,377(5)   7,650(3)
 President, Systemed L.L.C.

--------
(1) Principal positions reflect the current positions of the named executive officers.
(2) Includes $47,459 for aviation services provided for commuting and other work-related purposes.
(3) Company contribution to the Merck & Co., Inc. Employee Savings and Security Plan or the Merck-Medco Managed Care 401(k) Savings Plan.
(4) Indebtedness on a relocation loan forgiven in 2001.
(5) This payout was made in 2001 under a three-year incentive plan established for Systemed L.L.C. Payouts were based on performance goals relating to drug spend, net operating income and integrated formulary lives. Systemed L.L.C. exceeded the cumulative goal for each performance measure during the 1998 to 2000 cycle. The three-year incentive plan was established for one cycle only; no other payouts to Mr. Jones have been made or will be made under this plan.

Option/SAR Grants in Last Fiscal Year

    The following table shows all options to acquire shares of Merck common stock granted to the executive officers named in the Summary Compensation Table above for the fiscal year ended December 29, 2001.




                                                      Individual Grants(1)
                                    --------------------------------------------------------
                                              Number of     Percent of                        Potential Realizable Value at
                                              Securities  Total Options/                         Assumed Annual Rates of
                                              Underlying       SARs      Exercise              Stock Price Appreciation for
                                               Options/     Granted to   or Base                      Option Term(3)
                                    Date of      SARs      Medco Health   Price   Expiration --------------------------------
               Name                  Grant     Granted     Employees in   ($/Sh)     Date    0% ($)    5% ($)      10% ($)
               ----                 --------     (#)      Fiscal Year(2) -------- ---------- ------ ------------ ------------
Richard T. Clark................... 3/2/2001    85,000(4)       1.08%     $79.93   3/1/2011   $--   $  4,272,742 $ 10,827,966
Timothy C. Wentworth............... 3/2/2001    43,500          0.55%      79.93   3/1/2011    --      2,186,638    5,541,371
Sandra E. Peterson................. 3/2/2001    43,500          0.55%      79.93   3/1/2011    --      2,186,638    5,541,371
Robert J. Blyskal.................. 3/2/2001    43,500          0.55%      79.93   3/1/2011    --      2,186,638    5,541,371
Roger A. Jones..................... 3/2/2001    15,000          0.19%      79.93   3/1/2011    --        754,013    1,910,818
All our employees as a group(5)....          7,895,078        100.00%                          --    389,420,436  986,867,844

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(1) Options granted in 2001 under the Merck Incentive Stock Plan ("ISP") to our executive officers named in the Summary Compensation Table are first exercisable five years from the date of grant. If and when the spin-off occurs, these options will continue as options for Merck shares and will, according to their terms, become immediately exercisable and thereafter be exercisable for two years, without regard to continued employment by us. After two years, the options that have not previously been exercised will continue to be exercisable provided the optionholder continues to be employed by us.
(2) The table shows the percentage of total options granted to our employees under the ISP. Overall, Merck granted options to acquire an aggregate of 36,724,754 shares of Merck common stock to its employees and the employees of its subsidiaries, including our employees, during its fiscal year ended December 31, 2001.
(3) These amounts, based on assumed appreciation rates of 0%, 5%, and 10%, as prescribed by the SEC rules, are not intended to forecast possible future appreciation, if any, of Merck's stock price. No gain to the optionees is possible without an increase in the price of Merck common stock , which will benefit all Merck stockholders.
(4) These options are transferable, to the extent permitted by the ISP, to immediate family members, family partnerships and family trusts.
(5) Options were granted to our employees under the ISP throughout 2001 with various vesting schedules and expiration dates through the year 2011. The average exercise price of options granted to our employees in 2001 is $78.43. No SARs were granted to our employees in 2001.

Aggregate Option Exercises for the Fiscal Year Ended December 29, 2001 and Fiscal Year-End Option Values

    The following table sets forth information with respect to the exercise of Merck stock options by our named executive officers during our fiscal year 2001, the number of unexercised Merck stock options held by our named executive officers on December 29, 2001 and the value of the unexercised in-the-money Merck stock options on that date.

                                                       Number of Securities             Value of Unexercised
                            Shares                    Underlying Unexercised           In-The-Money Options at
                           Acquired                  Options at Fiscal Year-End(#)(2)  Fiscal Year-End ($)(3)
                              on          Value      -------------------------------- -------------------------
Name                      Exercise(#) Realized($)(1) Exercisable     Unexercisable    Exercisable Unexercisable
----                      ----------- -------------- -----------     -------------    ----------- -------------
Richard T. Clark.........   10,000      $  440,175     37,000           430,000       $  997,428   $1,044,700
Timothy C. Wentworth.....       --              --         --           167,000               --           --
Sandra E. Peterson.......       --              --         --           157,000               --           --
Robert J. Blyskal........   50,000       2,670,085     60,000           143,500        1,786,200      212,900
Roger A. Jones...........       --              --         --           145,000               --      599,096

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(1) Market value on the date of exercise of Merck shares covered by options exercised, less option exercise price.
(2) If and when the spin-off occurs, these options will continue as options for Merck shares. For these options, the spin-off will result in the option holder being treated as "separated" as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the spin-off or the original vesting date. For some other options held by a separated

                        (notes continued on next page)
   option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the "separation" terms subject to continued employment with us.
(3) The value of unexercised in-the-money options, which are options that have a per share exercise price that is less than the fair market value of a share of Merck common stock, as of December 29, 2001 was determined by taking the difference between the fair market value of a share of Merck common stock on December 29, 2001 ($59.52 per share) and the option exercise price, multiplied by the number of shares underlying the options as of that date.

Annual Benefits Payable Under Our Retirement Plans

    We maintain two defined benefit retirement plans for our employees, the Medco Cash Balance Retirement Plan, a tax-qualified plan covering most of our employees, and the Merck-Medco Supplemental Retirement Plan, an unfunded plan that covers our more highly paid, non-union employees. The Merck-Medco Supplemental Retirement Plan, which was adopted as of January 1, 1998, is intended to provide benefits that the Medco Cash Balance Retirement Plan does not provide because of limitations on those benefits stipulated by the Internal Revenue Code. If eligible, an individual participates in both plans as the Merck-Medco Supplemental Retirement Plan does not replace the Medco Cash Balance Retirement Plan.

    The named executive officers, other than Richard T. Clark, participate in the Medco Cash Balance Retirement Plan and the Merck-Medco Supplemental Retirement Plan. A participant's retirement income is determined in accordance with the following formula: for each calendar year, a participant's aggregate accrued benefit under the plans, stated as a lump sum value as of January 1 of the calendar year, is increased by an amount equal to the sum of (1) 3.5% of base pay for years of service one through 10, and 4.5% of base pay thereafter as defined in the Medco Cash Balance Retirement Plan and (2) the amount of credited interest calculated for the calendar year. A participant in the plans vests in 20% of the participant's accrued benefit after the completion of three years of service, with the remainder vesting 20% upon completion of each year of service thereafter. The estimated annual retirement income payable as a single life annuity commencing at normal retirement age for the named executive officers other than Mr. Clark is: $96,795 for Mr. Wentworth, $88,903 for Ms. Peterson, $59,343 for Mr. BIyskal, and $27,988 for Mr. Jones. These estimates were derived on the basis of the following assumptions: employment will continue to age 65; base salary will increase by 5% per year; the interest credit rate will be 5.12% per year; and the annuity conversion rate will be 5.12%. The plans do not provide for an offset for Social Security benefits.

Annual Benefits Payable to Richard T. Clark under Merck & Co., Inc. Retirement Plans

    Richard T. Clark participates in the Retirement Plan for Salaried Employees of Merck & Co., Inc. and the Merck & Co., Inc. Supplemental Retirement Plan. Merck bears the full cost of the benefits under these plans, subject, however, to the payments we are required to make to Merck pursuant to the Employee Leasing Agreement.

Compensation and Employee Benefit Plans

    After the completion of the initial public offering of our common stock, we will maintain employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our employees, including our executive officers. Some of these plans are described below. These plans and arrangements include an equity incentive plan, an executive severance plan, an employee stock purchase plan, a tax-qualified 401(k) savings plan and a tax-qualified cash balance pension plan. To the extent necessary or advisable under applicable law, Merck, as our sole stockholder, will approve these plans prior to the completion of the initial public offering of our common stock.

Treatment of Outstanding Merck Options Held by Our Employees

    Each Merck stock option held by our employees granted before February 26, 2002 will remain an option for Merck common stock and be automatically adjusted as of the spin-off. This adjustment will change the exercise price of the option and the number of shares of Merck common stock subject to the option to reflect the spin-off. The formula used in this adjustment will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the adjustment as existed immediately before the adjustment. Under some of these options, the spin-off will result in the option holder being treated as "separated" as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the spin-off or the original vesting date. For some other options held by a separated option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the "separation" terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us. For the remainder of the options granted before February 26, 2002, the spin-off will not have any effect on the vesting or exercisability of these options, which will continue to be based on continued employment with us.

    We expect that substantially all Merck stock options held by our employees granted on or after February 26, 2002 will be automatically converted as of the spin-off into options to purchase our common stock. The formula used in this conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. The other terms and conditions of these options will remain the same. The spin-off will not have any effect on the exercisability of these options, which will continue to be based on continued employment with us. Merck retains the discretion either to cause the remaining stock options held by our employees granted on or after February 26, 2002 to be converted as described in this paragraph, or, alternatively, to treat the option holder as "separated" upon the spin-off. In the case where the option holder is treated as separated, the exercisability of these options will accelerate and they will remain exercisable for at least two years; the exercisability of these options will continue after the exercise period resulting from the "separation" terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us.

    No option under any circumstance is exercisable after its original expiration date.

Medco Health Solutions, Inc. 2002 Stock Incentive Plan

    We expect that our board of directors will adopt the Medco Health Solutions, Inc. 2002 Stock Incentive Plan prior to the completion of the initial public offering of our common stock. The stock incentive plan will authorize the issuance of 54 million shares, representing 20% of our outstanding common stock. The stock incentive plan will provide for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options which do not so qualify, stock appreciation rights, restricted stock, performance units, performance shares, share awards and phantom stock. The persons eligible to receive grants under the stock incentive plan will include our officers, employees and consultants. The stock incentive plan will be designed so that options, performance awards and stock appreciation rights will comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code and so that all awards will comply with the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934. Our board of directors or a committee that consists of at least two of our non-employee directors will administer the stock incentive plan. We expect that the compensation committee of our board of directors will serve as the committee that administers the plan. Generally, the committee will have the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and other awards, including the vesting schedule and exercise price of options. The stock incentive plan will provide that the term of any option may not exceed ten years. The stock incentive plan will also provide for accelerated vesting in some circumstances following a change of control, other than the spin-off.

    In connection with the completion of the initial public offering of our common stock, we expect to grant nonqualified stock options and restricted stock units to various employees, including our executive officers, under the stock incentive plan. The options will have a term of ten years, and they will become vested on the third anniversary of the completion of the initial public offering of our common stock. The restrictions on the restricted stock units will lapse in full on the third anniversary of the completion of the initial public offering of our common stock, and, at that time, the restricted stock units will be converted into shares of our common stock.

    The terms of the stock options and the restricted stock units granted to our executive officers and various other employees will provide for pro rata vesting in a portion of the stock options and/or restricted stock units held by the covered participant in the event of termination without cause within three years following the completion of the initial public offering of our common stock, subject to non-competition and non-solicitation provisions. All cash payments, and any gains realized by or payments made to a covered employee in connection with stock options or restricted stock units, will be subject to forfeiture or "claw back", which means that if options are exercised, the proceeds from such exercise must be returned to us if the covered employee violates the non-competition or non-solicitation provision.

    In addition, we expect to grant restricted stock units to Richard T. Clark under the stock incentive plan as of the completion of the initial public offering of our common stock. The amount of restricted stock units will be determined by dividing $2.5 million by the initial public offering price. These restricted stock units will vest two months after the spin-off, and will be payable as shares of common stock in three equal annual installments commencing on the day they vest. Instead of receiving these shares, Mr. Clark may elect to defer the units into the Medco Health Solutions, Inc. Deferred Compensation Plan described below. These amounts will ultimately be paid out as shares of common stock.

    Mr. Clark will also be granted an option to purchase a number of shares of common stock under the stock incentive plan. The number of these shares subject to the option is three times the number of restricted stock units described above. The per share exercise price of the option will be the initial public offering price. The option will vest two months after the spin-off and, subject to certain conditions, will be exercisable for ten years from the completion of the initial public offering of our common stock, provided that Mr. Clark is employed by either us or Merck.

    The following table sets forth the face values of underlying shares of our common stock that are covered by the options and the restricted stock units we intend to grant in connection with the initial public offering of our common stock. The numbers of shares covered by these stock options and restricted stock units will be determined by dividing the stated face values by the initial public offering price of our common stock.

                                                                 Face value of
                                                   Face value of  restricted
                                                   stock options  stock units
                                                   ------------- -------------
Richard T. Clark..................................  $ 7,500,000   $2,500,000
Timothy C. Wentworth..............................    4,344,052      354,333
Sandra E. Peterson................................    4,304,547      367,501
Robert J. Blyskal.................................    4,437,711      323,113
Roger A. Jones....................................    2,092,940      338,187
All executive officers as a group (14 persons)....   54,110,287    6,410,239
Other employees as a group (2,100 persons)........   69,208,455      700,000

Medco Health Solutions, Inc. Executive Severance Plan

    We intend to adopt the Medco Health Solutions, Inc. Executive Severance
Plan for our executive officers prior to the completion of the initial public offering of our common stock to alleviate concerns that their employment may be terminated in connection with the initial public offering of our common stock or the spin-off. We expect that severance pay and benefits will be available to our executive officers under the plan in the event of a termination of employment without cause within three years following the completion of the initial public offering of our common stock. We expect that the benefits available to our executive officers would consist of (1) a cash payment equal to one year of base salary plus pro rata bonus and (2) payment of up to twelve months of premiums for COBRA continuation coverage. See "--Compensation and Employee Benefit Plans--Medco Health Solutions, Inc. 2002 Stock Incentive Plan".

Annual Incentive Plan

    During the 2002 calendar year, our employees, including our executive officers, will continue to participate in Merck's executive and annual incentive plans, and we will reimburse Merck for any bonus payments made to our employees under those plans. For the 2003 calendar year, we intend to adopt our own annual incentive plan pursuant to which we will make annual cash bonuses to our employees, including our executive officers, to provide them with an incentive to carry out our business plan and to reward them for having done so. We intend to set performance goals in each fiscal year at the beginning of the fiscal year, and we intend to determine the bonuses based on an evaluation of our performance in light of those goals.

Medco Health Solutions, Inc. Deferred Compensation Plan

    We intend to adopt the Medco Health Solutions, Inc. Deferred Compensation Plan after the completion of the initial public offering of our common stock. The plan will be a non-qualified deferred compensation plan maintained by us for a select group of our management and highly compensated employees. Although we have not determined the terms and conditions of the plan, we expect that participants will have the opportunity to defer a portion of their annual cash compensation under the plan. We also expect that participants will have the opportunity to allocate these deferrals among different investment options available under the plan. Some of the participants in our plan may also have been participants in Merck's deferred compensation program, and we expect that we will consider assuming the liabilities of some or all of these participants from the Merck deferred compensation program and causing Merck to be released from these liabilities.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

    We are a party to agreements with some of our executive officers and other employees, including Richard T. Clark, one of our named executive officers. These agreements provide that the covered employees will refrain from competitive activity during and within one or two years after termination of their employment. The competitive activity covered by the agreements includes providing services to our competitors, soliciting our employees and customers, and disclosing our confidential information. Under some of these arrangements in consideration of these covenants, the covered employees are entitled to receive a cash payment equal to up to one year of base salary and employee benefits for some period up to one year. We and Merck will agree that we will be responsible for any payments and benefits due under these agreements.

Merck-Medco 2001 Employee Stock Purchase Plan

    We currently maintain the Merck-Medco 2001 Employee Stock Purchase Plan. The plan permits some of our full-time employees who earn less than $120,000 base pay per year to purchase shares of Merck common stock at 85% of their fair market value periodically through accumulated payroll deductions during consecutive three-month plan offerings. Each employee may use up to 10% of gross pay for these purchases, although the fair market value of the shares purchased may not exceed $25,000 for any calendar year. Initially, 800,000 shares of Merck common stock were reserved for issuance under the plan (subject to adjustments in the event of changes in Merck's capitalization). Once the spin-off is complete, we will have amended this plan to cover shares of our common stock and adjusted the maximum number of our shares available for issuance under the plan. The plan will terminate automatically in December 2004 or when the maximum number of shares has been purchased, whichever is earlier, or at the discretion of our board of directors. Shares purchased under the plan are not eligible for the tax treatment provided under Section 423 of the Internal Revenue Code.

Retirement Benefits

    401(k) Savings Plan. We currently maintain the Merck-Medco Managed Care 401(k) Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 15% of their base salary or base wages (10% in the case of highly compensated participants). We make a matching contribution for each participant of up to 4.5% of the participant's base salary or base wages (depending on the participant's deferrals). In general, participants become vested in these matching contributions at a rate of 25% per year beginning upon the completion of two years of service.

    Cash Balance Plan. We currently maintain the Medco Cash Balance Retirement Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. We also maintain a non-tax-qualified excess plan to pay to a select group of management and highly compensated employees benefits that are earned but not payable from the Cash Balance Plan due to compensation and benefit limitations imposed on qualified plans. Under the plans, during each year of participation, participants are credited with benefit accruals equal to a percentage of base salary or base wages. Participants are also credited with interest credits on these benefit accruals. In general, participants become fully vested in their accrued benefits under the plans at a rate of 20% per year beginning upon the completion of three years of credited service. We make contributions under the tax-qualified plan at times and in amounts necessary to provide the benefits under the plan, as required by law. We do not, however, guarantee either the making of contributions or the accrual of benefits under this plan. The excess plan is unfunded.

    On May 16, 2002, the Pension Benefit Guaranty Corporation, or PBGC, sent a letter to Merck requesting a meeting to discuss the Medco Cash Balance Retirement Plan. In that letter, the PBGC indicated that it has determined, on the basis of hypothetical plan termination; and actuarial assumptions, that the plan is underfunded by approximately $32 million. Under assumptions used to develop our financial statements at December 29, 2001, which assumes continuation of the plan, the underfunded status of the plan was approximately $4 million. The PBGC's use of a hypothetical termination is customary, reflecting its obligation to insure defined benefit plans like the Medco plan and should not be interpreted as reflecting any intention by us or the PBGC to terminate the plan. Merck has begun to discuss the matter with the PBGC and has advised us that it will continue to work with the PBGC to resolve this matter. At this time we believe that any resolution of this matter will not adversely affect plan participants. We do not have any intention to terminate the plan. See "Risk Factors--Risks Relating to Our Business--As a result of our discussions with the Pension Benefit Guaranty Corporation relating to the Medco Cash Balance Retirement Plan, our liabilities and obligations under the plan could accelerate".

Indebtedness of Management to Us

    In January 1999, we granted Timothy C. Wentworth, our Executive Vice President, Client Strategy and Service, a relocation loan of $200,000 at a zero percent annual interest rate. We will forgive this loan at the rate of 25% per year over four years. The largest amount outstanding under the loan during 2001 was $100,000. As of January 2002, the loan had an outstanding balance of $50,000. The remaining principal balance will be forgiven on December 31, 2002.

            RELATIONSHIPS BETWEEN OUR COMPANY AND MERCK & CO., INC.

    Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993, we have been wholly owned by Merck, a global pharmaceutical company. Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc.

Historical Relationship With Merck

    We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and procurement, as well as other corporate services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to such services to us. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of services provided or the benefit received by us. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $24.4 million in 1999, $25.4 million in 2000, $26.4 million in 2001 and $6.9 million in the first quarter of 2002.

    In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $909.4 million in 1999, $1,106.4 million in 2000, $1,344.7 million in 2001 and $354.7 million in the first quarter of 2002. The cost of purchases from Merck represented approximately 6% of the total cost of revenues in 1999 and approximately 5% in each of 2000, 2001 and the first quarter of 2002. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy network. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002, which were recorded in cost of revenues. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.

    We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $39.7 million in 1999, $72.9 million in 2000, $99.9 million in 2001 and $28.3 million in the first quarter of 2002. Revenues derived from sales to Merck were not material in relation to overall revenues during these years.

    For additional information about our relationship with Merck, see Note 10 to our audited consolidated financial statements and Note 6 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Merck as Our Controlling Stockholder

    Immediately prior to the initial public offering of our common stock, Merck will be our sole stockholder. Upon completion of the initial public offering of our common stock, Merck will continue to own at least 80.1% of the outstanding shares of our common stock. For as long as Merck continues to beneficially own 50% or more of the outstanding shares of our common stock, Merck will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving our company, the acquisition or disposition of assets by our company, the incurrence of indebtedness by our company, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Merck will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change of control of our company and will have the power to take other actions that might be favorable to Merck.

    Merck has announced that, following the initial public offering of our common stock, it intends to distribute its remaining equity interest in us to its stockholders in a transaction intended to be tax-free to Merck and its U.S. stockholders. We refer to this transaction as the spin-off or distribution. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of Medco Health to Merck stockholders qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. The spin-off will also be subject to other closing conditions some of which are more fully described below under "--Agreements Between Us and Merck--Master Separation and Distribution Agreement". Merck has advised us that, while the spin-off may occur sooner, the 12 month time frame is necessary to satisfy the closing conditions of the spin-off. Although Merck has not undertaken any binding commitment to effect the spin-off, we are not aware of any circumstances under which Merck will not effect the spin-off if all of these conditions are satisfied. Merck has advised us that it filed a private letter ruling request with the Internal Revenue Service in April 2002. Typically, it takes approximately six months from the date of submission of a ruling request for the Internal Revenue Service to make a determination. We cannot assure you that it will not take longer for the Internal Revenue Service to rule on Merck's request or that the Internal Revenue Service will issue a favorable ruling. While Merck expects the spin-off to occur within 12 months after the initial public offering of our common stock it may not occur in that time period or at all, and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off. If the spin-off does not occur, the risks relating to Merck's control of us, our directors' conflicts of interest, and the potential business conflicts of interest between Merck and us will continue to be relevant to our stockholders. For a further discussion of these risks, see "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--If Merck does not complete the spin-off, we will continue to be controlled by Merck".

Agreements Between Us and Merck

    This section describes the material provisions of agreements between us and Merck relating to the initial public offering of our common stock and our relationship after that offering. The description of the agreements is not complete and, with respect to each material agreement, is qualified by reference to the terms of the agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We will enter into these agreements with Merck prior to the completion of the initial public offering of our common stock in the context of our relationship as a wholly owned subsidiary of Merck and our separation from Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements. See "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--We may have potential business conflicts of interest with Merck".

    Master Separation and Distribution Agreement. The master separation and distribution agreement, which we refer to sometimes as the separation agreement, contains the key provisions relating to the separation of our business from Merck, the initial public offering of our common stock and the subsequent spin-off by Merck to its stockholders of the shares of our common stock that it will continue to hold after the initial public offering of our common stock.

    The Separation. On the day we close the initial public offering of our common stock, the separation date, Merck and we will deliver ancillary agreements governing various interim and ongoing relationships between Merck and us following the separation date. These ancillary agreements include:

   .  a managed care agreement;

   .  a transition services agreement;

   .  an indemnification and insurance matters agreement;

   .  a tax responsibility allocation agreement;

   .  a patient assistance program agreement;

   .  an eHealth services agreement;

   .  a point-of-care data services agreement;

   .  an employee matters agreement;

   .  an employee leasing agreement;

   .  a data flow continuation agreement;

   .  a registration rights agreement;

   .  a confidential disclosure agreement;

   .  an integrated prescription drug program master agreement;

   .  a research study agreement; and

   .  a consumer marketing data services agreement.

    To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these ancillary agreements will govern. We describe these agreements more fully below.

    Realignment Transactions. Under the separation agreement, the following transactions have or will have occurred before the closing of the initial public offering of our common stock:

   . we will have distributed to Merck our entire ownership interest in, or all of the common stock we hold of, several of our subsidiaries that are unrelated to our business; and

   . we converted from a limited liability company to a Delaware corporation and, in connection with this conversion, we changed our name to Medco Health Solutions, Inc. and our board of directors declared a dividend of $1,500 million to Merck.

    At Merck's request, we are paying the dividend to Merck, our sole stockholder prior to completion of the initial public offering of our common stock, as part of its plan to maximize the value of Merck's investment in our company to Merck and its stockholders. In determining the amount of the dividend, our board of directors and Merck considered our ability to service the debt we will incur to pay the dividend and the appropriate capital structure for our company to be able to compete effectively in our industry.

    Treatment of Intercompany Accounts. Under the terms of the separation agreement, Merck and we will settle all intercompany accounts between us as of the separation date by applying the balance of the net intercompany receivable from Merck to us at December 29, 2001 against Merck's net investment in our equity. Any intercompany payable/receivable arising from transactions occurring on or after December 30, 2001 will be settled in cash.

    The Initial Public Offering. Under the separation agreement, Merck and we are obligated to use our reasonable commercial efforts to satisfy various conditions before we complete the initial public offering of our common stock. Under the separation agreement, the initial public offering of our common stock is subject to the following material conditions, each of which may be waived by
Merck:

   . We must have borrowed $1,500 million under the senior unsecured credit facility and either through this offering or under a short-term loan, to allow us to pay Merck the $1,500 million dividend; and

   .  Merck must not have terminated the separation agreement.

    The Spin-off. Merck has stated that it intends, within 12 months after the initial public offering of our common stock, to spin-off its remaining shares of our common stock to its stockholders by means of a pro rata distribution. We have agreed to cooperate with Merck to effect the spin-off and, to the extent that Merck requests, we will:

   . prepare and send to Merck's stockholders information concerning us, the spin-off and other matters that Merck reasonably determines is necessary or required by law before the spin-off becomes effective;

   . prepare and file with the SEC the documentation to effect the spin-off and use our reasonable commercial efforts to obtain all necessary approvals from the SEC;

   . prepare and file with the NYSE an application to list the shares that will be distributed in the spin-off and use our reasonable commercial efforts to have those shares listed on the NYSE; and

   . take the actions necessary under the securities or blue sky laws of the United States and any comparable laws under any foreign jurisdiction.

    Merck may, at its sole discretion, change the terms of the spin-off, including the date of the spin-off, or decide not to complete the spin-off or to distribute shares of our common stock to its stockholders in another manner. Merck intends to complete the spin-off only if the following conditions are met, any of which Merck may waive:

   . the IRS must have issued a favorable tax ruling on the tax-free status of the spin-off to Merck and its U.S. stockholders and that the spin-off qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code;

   . all material government approvals necessary to complete the spin-off must be in effect;

   . no legal restraints may exist preventing the spin-off and no other event outside the control of Merck has occurred or failed to occur that prevents the completion of the spin-off; and

   . nothing may have happened that makes the spin-off inadvisable in the judgment of Merck's board of directors.

    Information Exchange. We and Merck have agreed to share information with each other for use:

   .  to satisfy reporting, disclosure, filing and other obligations;

   .  in connection with legal proceedings;

   .  to comply with obligations under the agreements between Merck and us; and

   . in connection with the ongoing businesses of Merck and our company as it relates to the conduct of these businesses before the spin-off as long as no law or agreement is violated, it is not commercially detrimental to us or Merck, and no attorney-client privilege is waived.

    Merck and we have also agreed:

   . to maintain adequate systems and controls to allow the other to satisfy its own reporting, accounting, audit and other obligations;

   . to use reasonable commercial efforts to retain information that may be beneficial to the other; and

   . to use reasonable commercial efforts to provide the other with employees, personnel, officers or agents for use as witnesses in legal proceedings and any books, records or other documents that may be required by the other party for the legal proceedings.

    Auditing Practices.  We have agreed:

   . not to select an independent accounting firm different from Merck's for fiscal years after 2001 that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to use reasonable commercial efforts to cause our auditors to date their opinion on our audited annual financial statements on the same date as Merck's auditors' date their opinion on Merck's consolidated financial statements and to enable Merck to meet its timetable for the printing, filing and the dissemination of its annual financial statements to the public for years that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to provide Merck with all relevant information that Merck reasonably requires to enable Merck to prepare its quarterly and annual financial statements for quarters or years that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to grant Merck's internal auditors access to the personnel performing our annual audits and quarterly reviews and the related work papers; and

   . not to change our accounting principles, or restate or revise our financial statements, if doing so would require Merck to restate or revise its financial statements for periods in which our financial results are included in Merck's consolidated financial statements unless we are required to do so to comply in all material respects with generally accepted accounting principles and SEC requirements.

    Medco Health Board Representation. Although Merck has announced that it intends to distribute the remaining shares of our common stock that it holds to its stockholders, neither Merck nor we can be certain whether or when the spin-off will occur. Consequently, we have agreed that so long as Merck beneficially owns 50% or more of our common stock:

   . Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors; and

   . Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee.

    We have also agreed that if Merck should beneficially own more than 20% but less than 50% of our common stock:

   . Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to the percentage of voting power represented by the shares of our common stock held by Merck; and

   . Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors.

    We have agreed to use our best efforts so that our stockholders elect Merck's designees.

    Merck may assign its above representation rights to any party to which Merck transfers shares representing 20% or more of our outstanding common stock.

    Planned Resignations. The separation agreement provides that those of our directors and officers, other than Richard T. Clark, who are also officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off, will resign as directors or officers of our company immediately before the spin-off.

    Merck's Right to Acquire Shares. So long as Merck owns at least 80.1% of our outstanding equity and voting power, it will have a continuing right to purchase shares of our common stock from us prior to our making any share issuance to allow Merck to continue to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis after that issuance. The purchase price for these shares would be at prevailing market prices measured by the volume-weighted average for the 20 consecutive trading days prior to notice of exercise or, in the case of a public offering of our common stock for cash, a price per share equal to the initial public offering price less underwriters' discounts and commissions. This right to purchase shares of our common stock will terminate when Merck owns less than 80% of our outstanding equity and voting power.

    Credit Support Releases. We have agreed to use our commercially reasonable efforts to cause Merck to be released unconditionally from all credit support obligations that Merck issued for our benefit. If we do not obtain releases for all credit support obligations, in the event that Merck is required to indemnify us for certain liabilities, Merck will have the right to offset any amounts paid by Merck with respect to the credit support obligations against any obligations Merck may have to us. Additionally, we have agreed to indemnify Merck from all liabilities relating to these credit support obligations and that Merck will have the right to obtain, at our expense, insurance coverage to cover any such liabilities.

    Patent License. We have granted to Merck a worldwide, non-exclusive, non-royalty bearing, irrevocable license to use our existing and proposed patents.

    Non-competition. Under the separation agreement, we have agreed that, for five years after the separation date, neither we nor any of our current or future affiliates will engage in any activities or lines of businesses similar to the development, manufacture or marketing of human or animal health products, other than the conduct of the PBM business by us in accordance with our practices before the separation date. We will, however, be permitted during this five-year period to make acquisitions of and investments in any company that conducts these prohibited activities or businesses if these activities or businesses of the acquired company do not represent more than 20% of that company's consolidated revenues or net income.

    In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the separation date, we will be required to provide Merck with a right of first offer to acquire the activities or businesses to be disposed.

    Our agreement not to compete with Merck does not apply to any person who becomes an affiliate of ours after the separation date as a result of acquiring our shares.

    Use of Merck Name and Mark. After the separation date, Merck will continue to own all rights in the "Merck" name and logo. We will be required to remove the "Merck" name from the names of our subsidiaries, and stop using the "Merck" name and logo shortly after the separation date. However, so long as we are a subsidiary of Merck, we may indicate on any signs, letterheads, business cards, invoices or other business forms or promotional material that we are a subsidiary of Merck.

    Expenses. Merck will pay all out-of-pocket costs and expenses incurred by Merck and us related to our conversion to a corporation, the realignment transactions, the separation, the spin-off and the initial public offering of our common stock, including all underwriting fees, discounts and commissions incurred for the initial public offering of our common stock. We will pay all out-of-pocket costs and expenses incurred by Merck and us related to this offering and our credit facility, including all underwriting fees, discounts and commissions incurred for this offering and our credit facility.

    Termination and Amendment of the Agreement. Merck may amend the separation agreement at any time prior to the closing of the initial public offering of our common stock without our approval. Merck in its sole discretion can terminate the separation agreement and all ancillary agreements at any time before the closing of the initial public offering of our common stock. Neither we nor Merck may terminate the separation agreement at any time after the closing of the initial public offering of our common stock unless the other agrees.

    Managed Care Agreement

    General.   In connection with the initial public offering of our common stock and our separation from Merck, we have entered into a managed care agreement with Merck. The agreement sets forth our obligations with respect to the inclusion of Merck patented products in formularies for our clients' plans and access of our clients' members to Merck patented products, and our opportunities to earn rebates with respect to the utilization of these products by these plans. We and Merck negotiated the terms of the managed care agreement over a period of approximately two months. The agreed terms continue our commercial relationship with Merck with respect to Merck products. Overall, these terms are designed to preserve our opportunity to earn rebates if we maintain certain market share levels of Merck products under plans we manage or administer. The agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. In addition, we will be in default under the credit agreements governing our senior unsecured credit facility if the managed care agreement is terminated or amended, we breach the managed care agreement, or Merck withdraws its products from the terms of the managed care agreement and, in each case, any such termination, amendment, breach or withdrawal would be reasonably expected to result in a material adverse effect on us. The credit agreements governing the credit facility will provide that, in determining whether or not a material adverse effect would be reasonably expected to result from such termination, amendment, breach or withdrawal, consideration will be given by the parties to any attempt to mitigate the effects of such termination, amendment, breach or withdrawal. See "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--If the managed care agreement is terminated or amended, we breach the managed care agreement, or Merck withdraws its products from the managed care agreement, an event of default could result under the credit agreements governing our senior unsecured credit facility".

    Our historical financial statements include recorded rebates from Merck based upon the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients' plans. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002. Taking into account anticipated changes in volume and mix of Merck products dispensed to members of our clients' plans and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of rebates under the arrangements that were in effect in 2001.

    Term and Termination. The agreement will become effective on the earlier of the completion of initial public offering of our common stock and July 1, 2002 and remain in effect until July 1, 2007. Merck may terminate the agreement on 120 days' notice, except that any such termination by Merck cannot occur before July 1, 2003. We and Merck may also terminate the agreement at any time by mutual agreement. We do not have any right to terminate the agreement unilaterally.

    Access, Best Efforts and Market Share Obligations. The agreement will provide that we must comply with various obligations to:

   . make Merck products available to our clients' members on particular terms, except with respect to a Merck product under a plan where the client has unilaterally removed from the client's formulary all pharmaceutical products in the therapeutic category that includes that Merck product or in any case in which compliance would have a clear and objective material adverse economic impact on a client;

   . use our best efforts to avoid any practices that restrict or discourage use of Merck products under our plans and not take any action to prefer other products, in each case except for clear and objective safety reasons or where such actions would have a clear and objective material adverse economic impact on a client, and to encourage utilization of Merck products where medically appropriate; and

   . maintain the aggregate quarterly market share of Merck products in all of our plans at or above a specified level.

    We may be bound to comply with some of these obligations even with respect to plans for which we do not control plan design or other decisions that affect members' access to Merck products.

    Our specific obligations under these provisions are as follows:

        Access Obligations. During the term of the agreement, we must ensure that Merck patented products are available to our clients' members on a no less favorable clinical or economic basis, and maintain the access of our clients' members to Merck patented products (including the status of Merck patented products in our clients' formularies) with at least as favorable status relative to competitive products, as at January 1, 2002 (or, in the case of plans added after that date and prior to April 1, 2002, as at March 31, 2002). For plans for which we commence benefit management or administration services after April 1, 2002, we must ensure that Merck patented products are available to our clients' members with no less favorable access, and on a no less favorable clinical or economic basis, than any competitive product. These provisions do not preclude us from adding new competitive products to our clients' formularies or reducing the status of Merck products solely for clear and demonstrated objective safety reasons. Moreover, we will not be in breach of these provisions if we do not comply with respect to a Merck product as a result of a client's unilateral removal from a client's formulary of all pharmaceutical products in the therapeutic category that includes that Merck product. However, Merck will be entitled to elect not to pay us formulary access rebates for sales of that Merck product under the applicable plan. We will also not be in breach of these provisions in any case in which compliance would have a clear and objective material adverse economic impact on a client, but Merck will be entitled to elect not to pay us formulary access rebates for sales of Merck products under the plan. See "--Reduction of or Ineligibility for Rebates".

        Within four months from the introduction of a new product by Merck we must ensure that the pharmacy and therapeutics committee responsible for each of the plans we manage or administer reviews that product for potential inclusion in its formulary. We must comply with the access obligations described above no later than 30 days after the relevant committee approves a new Merck product for inclusion in a plan's formulary.

        With respect to plans that have their own pharmacy and therapeutics committee or use formularies not adopted with substantial input from us, our "access" obligations under the provisions described above are limited to our "best efforts". This applies to a minority of our plans, typically large managed care and Blue Cross/Blue Shield plans.

        If we breach the "access" obligations described above with respect to any plan for any quarter, we will not be eligible to receive certain formulary access rebates for sales of Merck products under that plan, as described below, and Merck may be entitled to seek damages or injunctive relief.

        Best Efforts. We must use our best efforts to avoid any practices that restrict or discourage use of Merck products under our plans and not take any action to prefer other products over

    Merck products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a plan sponsor, and to encourage utilization of Merck products where medically appropriate. If we breach this obligation, Merck may be entitled to seek damages or injunctive relief.

        Commitment to Maintain Merck Market Share Levels. For any quarter beginning on or after July 1, 2002, the level of rebates we have the opportunity to earn under the managed care agreement will decline if the dollar-weighted ratio of (a) our market shares of Merck products under eligible plans we manage or administer to (b) the national third-party market shares of Merck products (excluding prescriptions under plans we manage or administer) is below approximately 1.30 to 1. We will not receive any rebates for that quarter and must pay Merck a substantial percentage of its lost revenues as liquidated damages if that ratio falls below approximately 1.23 to 1. That ratio was approximately 1.37 to 1 for the quarter ended December 29, 2001.

        Rebates. We may be eligible to earn rebates under the agreement, subject to reduction (possibly down to zero) under circumstances described below under "--Reduction of or Ineligibility for Rebates".

        Formulary Access Rebates. For the quarter ended June 30, 2002, Merck will continue to provide rebates, including incentive rebates, to us at the rebate levels set forth in the pricing grant from Merck to us as in effect at March 31, 2002. With respect to each quarter commencing July 1, 2002, Merck is required to pay us a formulary access rebate equal to an agreed percentage of the catalog price of each Merck patented product multiplied by the number of units sold under eligible plans for which we manage or administer the formulary. Zocor has the highest sales revenue of all Merck products within the plans managed or administered by us and accounts for a higher proportion of rebates we receive than any other Merck product. We will receive a higher level of formulary access rebates with respect to utilization of Zocor by certain plans that Merck determines have high control over utilization of products in the therapeutic category that includes Zocor than with respect to utilization of Zocor by other plans managed or administered by us, subject to a maximum level of rebates for utilization of Zocor by all plans we manage or administer.

        Market Share Rebates. In addition, to the extent that the aggregate dollar weighted market share of all Merck products under all eligible plans we manage or administer exceeds the aggregate dollar weighted national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) during that quarter by more than the agreed differential, Merck shall pay us a market share rebate equal to an agreed percentage of our total sales of Merck products under eligible plans, subject to an agreed cap. In addition, if we have achieved a market share differential with respect to sales of Zocor under the plans we manage or administer for the four quarters ending each June 30 during the term of the agreement equal to or greater than the market share differential between sales of Zocor under the plans we manage or administer and the national third-party market share for Zocor (excluding prescriptions under the plans we manage or administer) as of December 31, 2001, less an agreed reduction, we may be entitled to receive additional market share rebates with respect to sales of Zocor. The amount of these rebates combined with all Zocor formulary access rebates will not exceed in the aggregate the maximum level of formulary access rebates we are eligible to receive with respect to sales of Zocor under the agreement. These rebates are subject to reduction (possibly down to zero) based upon the same factors that result in a reduction of the formulary access rebates we would otherwise receive.

    Best Price Rule. Under the federal Medicaid rebate statute, manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the "average manufacturer price", or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the "best price" to customers other than the Medicaid program, with certain exceptions. Merck will not pay us any rebate to the extent that, in Merck's judgment, the payment of that rebate would result in the establishment of a new "best price" for any Merck product within the meaning of the federal Medicaid rebate statute. In that circumstance, Merck will reduce the rebate it pays to us to the level necessary in Merck's judgment to avoid establishing a new "best price".

    Commercially Reasonable Efforts. For years after 2002, Merck has agreed to use commercially reasonable efforts to provide us the opportunity to earn aggregate price reductions for sales of Merck products that are competitive with the price reductions offered by Merck to the pharmacy benefit management company that during that year receives the greatest aggregate price reductions from Merck out of a peer group of PBMs. If we believe Merck has failed to discharge this obligation for any of the years 2003, 2004 and 2005, then, unless we breached certain of our covenants in the relevant year, we may require a review of Merck's performance of this obligation by a nationally recognized accounting firm. If based on factors established in the agreement, the independent accounting firm determines that Merck has not complied with this obligation, the accounting firm has the right to award us an additional rebate to compensate us for that breach. The accounting firm may not consider the fact that we may lose some or all of our rebates or incur liquidated damages for failure to meet our obligations under the agreement in determining whether to award us an additional rebate. Any additional rebate will be payable over the four quarters beginning July 1 of the year following the year in which Merck failed to perform its obligation. Merck's obligation to pay any additional rebate amount is subject to the payment not violating the "best price" provision described above. We are not entitled to any other remedy for breach of this provision.

    Amounts of Rebates. Taking into account anticipated changes in volume and mix of Merck products dispensed to our plan members and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of imputed rebates under the arrangements that were in effect in 2001. The actual 2001 rebates, however, were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below.

    Reduction of or Ineligibility for Rebates. In the past, the aggregate market share of Merck products under plans we manage or administer has exceeded the aggregate market share of Merck products from sales to other Merck customers. The amount of formulary access rebates and market share rebates we receive from Merck for any quarter will be reduced proportionately for each one percentage point by which the ratio expressed as a percentage of (a) our dollar weighted market share of Merck products under eligible plans we manage or administer to (b) the dollar weighted national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) for that quarter is less than the same ratio for the quarter ended December 31, 2001, subject to certain adjustments. We will not receive any formulary access rebates or market share rebates for any quarter in which this ratio is more than seven percentage points below the ratio at December 31, 2001.

    In addition, we will not receive any formulary access rebate in respect of sales of Merck products under an individual plan for any quarter in which we breach any of the access obligations described above in connection with that plan. If we breach certain other covenants contained in the agreement in any quarter, we will not be entitled to receive any formulary access or market share rebates for that quarter. Furthermore, if we fail in any quarter to comply with the access requirements with respect to a Merck product because a client unilaterally removes from a plan's formulary all pharmaceutical products in the therapeutic category that includes that Merck product, Merck may elect not to pay us formulary access rebates for sales of that product under that plan during that quarter even though we will not have breached the agreement. Similarly, if in any quarter we do not comply with the agreement's access requirements with respect to Merck products that represented 20% or more of sales to a plan of all Merck products because compliance would have a clear and objective material adverse economic impact on the client, although not a breach of the agreement, Merck will have the right to elect not to pay us formulary access rebates for sales of Merck products under that plan during that quarter.

    Withdrawal of Merck Products. Merck may also at any time withdraw any of its products other than Zocor from the terms of the agreement, in which case we will not be entitled to rebates for sales of that product under our plans but our access obligations with regard to that product will also cease. Merck may withdraw Zocor from the terms of the agreement only if, for two consecutive quarters, the market share of Merck products under eligible plans we manage or administer does not exceed a level based on a formula utilizing the national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) for the quarter ended December 31, 2001, subject to certain adjustments.

    Liquidated Damages. In addition to not being eligible to receive rebates, if we fail to maintain the minimum weighted Merck market share levels to which we have committed in any quarter, we are required to pay to Merck, as liquidated damages, 50% of the lost revenues resulting from the failure to maintain the required weighted market share for that quarter.

    Purchase Requirements. After the spin-off, we must purchase directly from Merck all Merck products to be dispensed by our home delivery pharmacies in accordance with Merck's standard terms and conditions in effect at the time of shipment, including Merck's catalog prices and prompt payment discounts.

    Disputes. Any disputes under the agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator must apply solely principles of law. Merck is entitled to seek specific performance of our obligations under the access, market share, best efforts, audit, exclusive purchase and other provisions of the agreement, including injunctive relief, in an arbitration proceeding or in court, without first complying with the arbitration provision of the agreement.

    Indemnification; Set-Off Rights. We must indemnify Merck and its affiliates and representatives against any and all losses, claims, damages or liabilities to any third party, including clients, plans and members of plans, in connection with or as result of the agreement or the activities carried out pursuant to the agreement.

    In addition to any other remedies to which Merck may be entitled under the agreement or any other intercompany agreements entered into by Merck and us or our respective affiliates in connection with the separation, Merck shall have the right to satisfy any amounts we or our affiliates owe to Merck or any of its affiliates and representatives under the agreement or any other intercompany agreements we enter into in connection with the separation or any other agreement or arrangement existing between any us and Merck or our affiliates, by means of an offset against any amounts Merck owes to us under the agreement.

    Access to Our Clients. Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck products.

    Assignment and Change in Control. Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenue, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenue or net income, or more than 5% of our assets, unless, at Merck's election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement), that are substantially similar to our agreement with Merck. These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

    Classification of Plans. Decisions with respect to the classification under the agreement of new plans, or of existing plans to which certain material changes are made, will be made by Merck acting in its sole discretion. The classification of plans under the agreement will determine whether we are eligible to receive rebates with respect to sales of Merck products to members of those plans and, with respect to Zocor, the level of Zocor rebates we will be eligible to receive. However, if Merck classifies a new plan within a category that does not entitle us to rebates, we will not have any access or market share obligations with respect to that plan.

    Audit Rights. Merck shall have the right, upon at least ten business days' prior written notice, at Merck's expense, to review and audit (or to perform other verification procedures with respect to) data and other documentation relating to us and the plans we manage or administer as Merck deems reasonably necessary to verify our performance and compliance with our obligations under the agreement. Such review and audit or verification may be conducted by Merck at least on a quarterly basis and more frequently on no less than five business days' prior written notice to us.

    Transition Services Agreement. Merck will provide various interim services to us, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. The costs we incur as a result of these services are expected to be $27.5 million on an annualized basis for 2002. We expect that Merck will generally provide these transition services until January 1, 2003. We can terminate this agreement at any time upon 30 days notice. Additionally, Merck can terminate the agreement if we fail to make payments required under the agreement or otherwise breach the provisions of the agreement and do not cure the breach within ten days of receiving notice of the breach.

  Indemnification and Insurance Matters Agreement.

    Indemnification. In general, under the indemnification and insurance matters agreement, we will agree to indemnify Merck, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:

   .  any breach by us of the separation agreement or any ancillary agreement;
      and

   .  any of our liabilities, including all liabilities:

     . reflected on our consolidated balance sheets included in this prospectus;

     . relating to the credit support obligations that were issued by Merck for our benefit before the separation, including any payments made by Merck under these arrangements;

     .  relating to our assets or businesses;

     .  relating to the management or conduct of our assets or businesses;

     . allocated to or assumed by us under the realignment transactions, the separation agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;

     . arising out of any third-party claims relating to the managed care agreement;

     . arising out of third-party claims relating to, or alleging that, the patent license we are granting to Merck or any of the underlying patents infringes upon the rights of any person;

     . relating to various on-going litigation matters in which we are named defendant, including any new claims asserted in connection with those litigations and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;

     . relating to claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with this offering, the initial public offering of our common stock, the distribution and other transactions relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Merck of financial or other information regarding us; or

     . arising out of any actions or claims based on violations or alleged violations of securities or other laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

    Merck will agree to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:

   . any breach by Merck of the separation agreement or any ancillary agreement; and

   .  any liabilities:

     . allocated to or to be retained or assumed by Merck under the realignment transactions, the separation agreement, the indemnification and insurance matters agreement or any other ancillary agreement, other than liabilities resulting from a breach of the managed care agreement between Merck and us, which will be governed by the terms of that agreement;

     . incurred by Merck in connection with the management or conduct of Merck's businesses; and

     . arising out of various ongoing litigation matters, subject to specific exceptions.

    Merck will not be obligated to indemnify us against any liability for which we are also obligated to indemnify Merck. Recoveries by Merck under insurance policies will reduce the amount of indemnification due from us to Merck only if the recoveries are under insurance policies Merck maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Merck to us.

    Under the indemnification and insurance matters agreement, a party will have the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Merck will have the right to control the defense of any third-party claim or series of related third-party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Merck and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Merck in respect of all liabilities relating to that claim.The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.

    Insurance Matters. The indemnification and insurance matters agreement will also contain provisions governing the maintenance by Merck of insurance coverage on our behalf. Merck will agree to maintain pharmacist liability, general liability, directors' and officers', property, automobile, aviation, business travel accident, crime and fiduciary insurance for our benefit for the period before the separation date and, other than directors' and officers' insurance, for different periods after the separation date. The insurance coverage Merck will maintain on our behalf will be subject to various deductibles and limitations on liability. Merck must notify us if it determines that the scope of a type of insurance coverage decreases to a level below that in existence prior to the date of the agreement or that the applicable deductible or the cost of the coverage increases to a level above that in existence prior to the date of the agreement. Merck may cancel our insurance coverage any time after 60 days' notice.

    In general, we will agree to reimburse Merck for premium expenses and all other costs and expenses valued at current market rates related to the insurance coverage maintained by Merck for us after the separation date.

    Under the indemnification and insurance matters agreement, we will commit to maintain on our behalf various types of insurance coverage for periods after the separation date. If we fail to maintain the insurance coverage we agree to maintain, Merck may, at its option, elect to maintain coverage for us under Merck's insurance policies. We will be required to reimburse Merck for the premium expenses and all other costs and expenses valued at current market rates that Merck incurs relating to its maintaining coverage under its insurance policies.

    We will also agree that if in Merck's sole discretion our claims under a Merck insurance policy will be reasonably likely to exhaust any portion of the limits of liability under that policy, Merck will be entitled to prevent us from seeking recovery under that policy, unless we either:

   . secure reinstatement of the portion of the limits of liability that in Merck's sole judgment are reasonably likely to be exhausted under the policy as a result of those claim(s); or

   . purchase an insurance policy that replaces that portion of the limits of liability.

Also, if one or more of our claims exhausts any portion of the limits of liability under a Merck insurance policy, we will be required to reinstate the exhausted limits of liability or purchase a replacement insurance policy within 30 days of being notified by Merck of the exhaustion of that portion of the limits of liability under the Merck insurance policy.

    Disputes. Any disputes under this agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator is required to apply solely principles of law.

    Offset. Merck will be permitted to reduce amounts it owes us under any of our agreements with Merck, including rebates owed to us under the managed care agreement, by amounts we may owe to Merck under those agreements.

    Assignment. We may not assign or transfer any part of the indemnification and insurance agreement without Merck's prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Merck.

    Tax Responsibility Allocation Agreement. We and Merck will enter into a tax responsibility allocation agreement that governs certain tax matters between us and Merck. The agreement will provide that, among other things:

   . Merck will be responsible for all of our income taxes prior to the date of the initial public offering of our common stock;

   . we will be responsible for all of our other taxes, including taxes payable as part of Merck's consolidated group for federal income tax purposes after completion of the initial public offering of our common stock but prior to the spin-off, calculated as if we were a separate taxpayer;

   . Merck and we each will have certain responsibilities with respect to the preparation and filing of tax returns and the control of tax contests that relate to our business;

   . the tax benefits of certain options granted to our employees prior to the initial public offering of our common stock will be shared between us and Merck, as specified in the agreement; and

   . we will indemnify Merck for certain actions or events that, if the spin-off occurs, cause the spin-off to be taxable to Merck and/or its stockholders.

   Patient Assistance Program Agreement. Merck and we are currently party to an agreement under which we fill prescriptions covered by Merck's patient assistance programs through our home delivery pharmacies. In connection with the initial public offering of our common stock, to replace the current agreement, we, Merck and Merck Patient Assistance Program, Inc., a non-profit company, will enter into a new patient assistance program agreement to fill prescriptions relating to the patient assistance programs. We will receive a fee based on the volume of prescriptions filled in the patient assistance program. It is expected that the fees in 2002 and thereafter will increase as compared to the 2001 fee, as the volume of prescriptions in the patient assistance program expands. This increase will be adjusted by any technology and efficiency advances we employ to lower the cost of processing each prescription or any change in the services we provide. The new patient assistance program agreement will be in effect through December 31, 2006. Merck may terminate this agreement at any time upon 60 days' notice to us and Merck may discontinue the patient assistance program at any time without any further obligation to us.

   eHealth Services Agreement. We will compile, for a fee, non-patient identifiable data and provide reports to Merck concerning four of our Internet-based health communities, which are interactive web pages, or eHealth Centers, that provide targeted health information to our clients' members and others. The term of the agreement expires December 31, 2004, although for one of the eHealth Centers the term expires on December 31, 2002, and Merck has the right to renew annually the agreement for the years 2003, 2004 and 2005. While Merck has the right to terminate the agreement effective January 1, 2003 or at any later date upon at least 90 days' prior notice, we do not.

    Point-of-Care Data Services Agreement. We will compile non-patient identifiable data and provide reports to Merck with regard to our point-of-care initiatives, which allow physicians to write prescriptions, receive clinical information and interact with us through the use of computers and wireless hand-held devices. The term of the agreement expires December 31, 2005. While Merck has the right to terminate all or part of this agreement effective January 1, 2003 or at any later date upon at least 90 days' prior notice, we do not.

    Employee Matters Agreement. Merck and we will enter into an employee matters agreement that sets forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with the initial public offering of our common stock and the spin-off. With certain exceptions, we will be solely responsible for the compensation and benefits of our employees following the initial public offering of our common stock. The principal exception to this rule will be the options for Merck stock held by our employees that were granted before February 26, 2002 and a small number that may be granted under the Merck stock option plan prior to the spin-off. See "Management--Compensation and Employee Benefit Plans--Treatment of Outstanding Merck Options Held by Our Employees" and "--Medco Health Solutions, Inc. 2002 Stock Incentive Plan".

    Employee Leasing Agreement. Fewer than 100 individuals who provide services to us on a full-time basis, including certain of our executive officers and certain other individuals whom we consider to be key individuals, are currently employees of Merck. We and Merck will enter into an employee leasing agreement pursuant to which Merck will make the services of these employees available to us through the earlier of the date the spin-off is completed or December 31, 2002, and we will reimburse Merck for the cost of providing compensation and employee benefits to these employees during this time on the same terms and conditions as those that apply to salaried employees at Merck during the term of this agreement. We expect these employees, other than Richard T. Clark, to transfer to us and become our employees on the earlier of the date the spin-off is completed or January 1, 2003. The employee leasing agreement will continue with respect to Richard T. Clark until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our Chairman, President and Chief Executive Officer and an appropriate transition period has elapsed.

    Data Flow Continuation Agreement. Merck will pay us through 2004 to receive non-patient identifiable and non-plan specific data concerning our mail order prescription business that Merck can use for marketing and market research purposes, including certain demographic information which we will provide to Merck during that time. Merck received this data prior to the separation. The term of this agreement expires December 31, 2004. While Merck has the right to terminate the agreement at any time effective January 1, 2003 or after any later date upon at least 90 days' prior notice, we do not.

    Registration Rights Agreement. Under some circumstances, the spin-off may have to be registered under the Securities Act. In addition, if Merck does not complete its spin-off, Merck will be unable to sell freely all of the shares of our common stock that it holds without registration under the Securities Act. Accordingly, we will enter into a registration rights agreement with Merck to provide it with registration rights relating to all the shares of our common stock that it holds.

    Under the registration rights agreement, at the request of Merck, we will use our best efforts to register shares of our common stock that are held by Merck upon the completion of the initial public offering of our common stock and any of our securities issued to Merck or any transferee in respect of those shares, for public sale under the Securities Act. Merck also will have the right to include the shares of our common stock it holds upon the completion of the initial public offering of our common stock, and any of our securities issued to Merck or any transferee in respect of those shares, in future registrations of our securities under the Securities Act. We have agreed to cooperate in these registrations and any related offering. We will pay all of our and Merck's out-of-pocket costs and expenses related to our registration of Merck's shares, other than underwriters' discounts and commissions.

    Confidential Disclosure Agreement. The confidential disclosure agreement provides that both parties will agree not to disclose for five years confidential information of the other party except in specific circumstances in which a party is legally compelled to make disclosure.

    Integrated Prescription Drug Program Master Agreement. Merck and we have entered into an Integrated Prescription Drug Program Master Agreement, under which we provide U.S. based employees of Merck and its subsidiaries with a prescription drug benefit program, a retail pharmacy program, a home delivery pharmacy program, participation in Merck's Preferred Prescription Formulary and health management programs. We have provided some or all of these or similar services to Merck since 1994. We recently renewed our arrangement for a four-year term beginning on January 1, 2003. This term automatically will renew for successive one-year terms unless, at least 90 days before the end of the initial term or any successive terms, we or Merck notifies the other party of an intention not to renew the agreement.

   Research Study Agreement. Merck and The Institute for Effectiveness Research, L.L.C., our subsidiary, are currently party to an agreement under which, in the past, Merck would request the Institute to conduct research studies and, if the Institute agreed with Merck on terms, the Institute would conduct research studies on Merck's behalf. In connection with the initial public offering of our common stock, Merck and the Institute will enter into a research study agreement that will replace the current agreement. Under this research study agreement, Merck will retain the Institute to perform certain ongoing studies. Either party will have the right to terminate these ongoing studies at the end of any calendar year. Merck and the Institute may agree on future research studies to be conducted on Merck's behalf in exchange for a fee. The research study agreement will end on the later of December 31, 2004 or the completion by the Institute of all the studies it is obligated to perform.

   Consumer Marketing Data Services Agreement. We will provide to Merck various items of data that Merck uses to evaluate the effectiveness of its marketing programs. The information is furnished in a manner that ensures that patient privacy is respected, and that no data is identifiable to a particular patient or health plan. We provided similar services to Merck before the separation. The initial term of the agreement continues through and including December 31, 2006. The agreement automatically renews for two-year terms after that date unless either party gives notice of its intent not to renew. While Merck has the right to terminate the agreement prior to December 31, 2006, we do not.

    The aggregate fees payable to us from Merck under these agreements (or, in 2002, for performance of these services prior to entering into these agreements), other than the managed care agreement and the integrated prescription drug program master agreement, are expected to be approximately $38 million in each of 2002, 2003 and 2004, subject to any reductions due to Merck's right to terminate these agreements at any time and subject to any changes due to prescription volume changes under the patient assistance program agreement. Amounts payable to us from Merck under the integrated prescription drug program master agreement cannot be determined because these amounts are dependent upon future prescription drug usage of the U.S.-based employees of Merck and its subsidiaries. We discuss the amounts payable to us from Merck under the managed care agreement in greater detail above under "--Managed Care Agreement--Rebates".

Transactions and Corporate Opportunities

    Our certificate of incorporation will include provisions which regulate and define the conduct of certain business and affairs of our company. These provisions will serve to determine and delineate the respective rights and duties of our company, Merck and some of our directors and officers in anticipation of the following:

   . directors, officers and/or employees of Merck and/or its affiliated companies serving as our directors;

   . Merck or its affiliated companies engaging in lines of business that are the same as, similar or related to, or overlap or compete with, our or our affiliated companies' lines of business and/or competing with us and/or our affiliated companies in business activities or for business opportunities; and

   . we, Merck and our respective affiliated companies entering into or performing agreements and engaging in business transactions, including transactions pursuant to the various agreements related to our separation from Merck described elsewhere in this prospectus.

    Our certificate of incorporation will provide that no agreement or its performance, or transaction, between us or any of our affiliated companies and Merck and any of its affiliated companies will be considered contrary to any fiduciary duty Merck or any of its affiliated companies may otherwise owe to us or our stockholders by reason of Merck or any of its affiliated companies being a controlling stockholder of our company or any fiduciary duty of any directors or officers, of our company or any affiliated company who is also a director, officer or employee of Merck or any of its affiliated companies, if any of the following conditions are satisfied:

   . the agreement or transaction was entered into while we were a wholly owned subsidiary of Merck and has continued in effect;

   . after being made aware of the material facts as to the agreement or transaction, the agreement or transaction is approved or ratified by:

     . our board, by the affirmative vote of a majority of directors who are not interested persons with respect to the agreement or transaction;

     . a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members; or

     . one or more of our officers or employees who is not an interested person and who was authorized by our board or a board committee as specified above or, in the case of an employee, to whom authority has been delegated by an officer to whom the authority to approve such an action has been so delegated;

   . after being made aware of the material facts as to the agreement or transaction, the agreement or transaction is approved or ratified by a vote of holders of a majority of the shares of our capital stock entitled to vote and which are voted on the agreement or transaction, excluding Merck and any interested person in respect of such agreement or transaction; or

   . the agreement or transaction was fair to us or any of our affiliated companies, as the case may be, as of the time it was entered into or authorized by our board of directors, a committee of our board or our stockholders.

    Under our certificate of incorporation, Merck and its affiliated companies will have no duty to refrain from engaging in similar activities or lines of business as us and, except as discussed below, neither Merck nor any of its affiliated companies nor any of its or their officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. In addition, if Merck or any of its affiliated companies becomes aware of a potential transaction which may be a corporate opportunity for both Merck or any of its affiliated companies and us or any of our affiliated companies, neither Merck nor any of its affiliated companies will have any duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder if it pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us.

    In the event that one of our directors or officers, who is also a director, officer or employee of Merck or any of its affiliated companies, acquires knowledge of a potential transaction which may be a corporate opportunity for both us or any of our affiliated companies and Merck or any of its affiliated companies, he or she will have satisfied his or her fiduciary duty to us and our stockholders with respect to the corporate opportunity, and will not be liable to us or our stockholders for breach of any fiduciary duty because Merck or any of its affiliated companies pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information about the corporate opportunity to us, if the director or officer acts consistently with the following: a corporate opportunity offered to any person who is our director or officer, and who is also a director, officer or employee of Merck or any of its affiliated companies, will belong to us if the opportunity is expressly offered to him or her solely in his or her capacity as our director or officer. If an opportunity is not expressly offered to one of our directors or officers solely in this capacity, the opportunity shall belong solely to Merck.

    For purposes of these provisions, an interested person is generally any director, officer or employee of Merck and any individual who has a material financial interest in the relevant agreement or transaction.

    The termination of these provisions will not terminate their effect with respect to any agreement between us and Merck that was entered into before the time of termination or any transaction entered into in the performance of such agreement, whether entered into before or after such time, or any transaction entered into between us and Merck or the allocation of any opportunity between us and Merck before such time. By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation.

    Merck transferees will have the benefit of the interested transaction and corporate opportunity provisions described above.

    The provisions of our certificate of incorporation with regard to interested transactions and/or corporate opportunities will terminate when Merck, and each Merck transferee, collectively cease to be the owner of voting stock representing at least 20% or more of the outstanding shares of our stock.

    Any amendment or the repeal of the provisions regarding transactions and corporate opportunities described in the preceding paragraphs would require the vote of the holders of at least 80% of the voting power of our outstanding shares of stock, in addition to any other vote or approval required by law.

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDER AND MANAGEMENT


    Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of June 28, 2002 but excludes shares of common stock underlying options held by any other person.


Principal Stockholder

    Prior to or concurrently with this offering, Merck, in its capacity as the selling stockholder for federal securities law purposes, will offer 46,700,000 shares of our common stock if and to the extent Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire those shares from Merck prior to the completion of the initial public offering of our common stock in exchange for indebtedness of Merck held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc.

    The following table sets forth information with respect to beneficial ownership of common stock by Merck immediately prior to the initial public offering of our common stock and as adjusted to reflect the sale of the shares of common stock in that offering. Merck is the only person or entity that owns beneficially more than 5% of the outstanding shares of our common stock.

                                                                Percentage of
                                     Shares of Common Stock   Outstanding Shares
                                       Beneficially Owned     Beneficially Owned
                                   -----------------------    -----------------
                                     Before        After       Before    After
                                     Equity        Equity      Equity    Equity
        Beneficial Owner            Offering      Offering    Offering  Offering
        ----------------           ----------- -----------    --------  --------
Merck & Co., Inc.................. 270,000,000 216,295,000(1)   100%    80.1%(1)
   P.O. Box 100
   One Merck Drive
   Whitehouse Station, New Jersey
   08889-0100

--------
(1) Assuming Goldman, Sachs & Co. and J.P. Morgan Securities Inc. exercise in full their option to acquire additional shares. If they do not exercise their option to acquire additional shares, Merck will own 223,300,000 shares, or approximately 82.7% of our outstanding shares of common stock after the initial public offering of our common stock.

Management


    The following table sets forth information with respect to beneficial ownership of the outstanding common stock of Merck, as of June 28, 2002, for
(1) each of our directors; (2) each of our executive officers named in the Summary Compensation Table; and (3) all of our directors and executive officers as a group.




                                                                                          Percentage
                                                                          Shares of Merck Ownership
              Name                                                        Common Stock(1)  of Merck
              ----                                                        --------------- ----------
Richard T. Clark.........................................................      119,318        *
Kenneth C. Frazier.......................................................      215,707        *
Judy C. Lewent...........................................................      815,371        *
Timothy C. Wentworth.....................................................        1,677        *
Sandra E. Peterson.......................................................            0        *
Robert J. Blyskal........................................................       93,375(2)     *
Roger A. Jones...........................................................       81,720        *
All directors and executive officers as a group (16 persons).............    2,371,358(3)     *

--------
  * Denotes less than 1% beneficial ownership.


(1) Includes shares which the person has the right to acquire ownership under options exercisable within 60 days of June 28, 2002 as follows: Mr. Clark--110,000 shares, Mr. Frazier--212,250 shares, Ms. Lewent--610,600 shares, Mr. Blyskal--80,000 shares, and all directors and executive officers as a group--1,805,572 shares. Also includes equivalent shares of Merck common stock held on June 28, 2002 by the Trustee of the Merck & Co., Inc. Employee Savings and Security Plan or by the Trustee of the Merck-Medco Managed Care 401(k) Savings Plan for the accounts of individuals as follows: Mr. Clark--2,318 shares, Mr. Frazier--1,057 shares, Ms. Lewent--5,579 shares, Mr. Blyskal--954 shares, Mr. Jones--1,720 shares, and all directors and executive officers as a group--29,839 shares. Also includes 1,123 shares of Merck common stock held by the plan administrator of the Merck-Medco Managed Care Employee Stock Purchase Plan for the accounts of all directors and officers as a group. Also includes shares of phantom Merck common stock held in the Merck & Co., Inc. Deferral Program for the accounts of individuals as follows: Ms. Lewent--8,280 shares, Mr. Blyskal--1,670 shares, and all directors and executive officers as a group--11,661 shares. Further, includes 9 shares held by Mr. Blyskal in the Merck & Co., Inc. Stock Investment Program.



(2) Includes the right to acquire ownership under options exercisable within 60 days of June 28, 2002 for 2,000 shares of Merck common stock held by Mr. Blyskal's spouse; includes 3,700 shares held by Mr. Blyskal's spouse in which he shares voting and investment power; also includes 5,042 shares held by the Trustee of the Merck-Medco Managed Care 401(k) Savings Plan for the account of Mr. Blyskal's spouse.


(3) Excludes shares of common stock held by family members in which beneficial ownership is disclaimed as follows: all directors and officers as a group--10,000 shares.

                             DESCRIPTION OF NOTES

The Notes Will Be Issued Under the Indenture

    As required by federal law for all bonds and notes of companies that are publicly offered, the notes are governed by a document called the "indenture". The indenture is a contract between us and U.S. Bank Trust National Association, which acts as trustee. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, as described below. Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your notes to a new buyer if you sell them and sending you notices.

    The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the notes are governed by New York law. We have filed a copy of the indenture with the SEC as part of our registration statement. See "Where You Can Find More Information" for information on how to obtain a copy of the indenture.

    Because this section is a summary, it does not describe every aspect of the notes and the indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. For example, in this section we use capitalized words to signify defined terms that have been given special meaning in the indenture. We describe the meaning for only the more important terms. We also include references in parentheses to certain sections of the indenture. Whenever we refer in this prospectus to particular sections of the indenture or terms defined in the indenture, we incorporate those sections or defined terms by reference.

We May Issue Other Series of Debt Securities

    The indenture permits us to issue different series of debt securities from time to time. Each of the two series of notes we are offering will be a single, distinct series of debt securities. All of the terms of the two series of notes we are offering by means of this prospectus are identical except for the interest rate and Stated Maturity. The specific terms of each other series may differ from those of the notes. The indenture does not limit the aggregate amount of debt securities that we may issue, nor does it limit the number of other series or the aggregate amount of any particular series.

    The indenture and the notes do not limit our ability to incur other debt or to issue other securities. Also, we are not subject to financial or similar restrictions by the terms of the notes, except as we describe below under "Restrictive Covenants". When we refer to a series of debt securities, we mean a series, such as each of the two series of notes we are offering by means of this Prospectus, issued under the Indenture. When we refer to the notes or these notes, we mean both series of notes we are offering by means of this prospectus.

Form and Denominations

Global Notes

    We will issue each series of notes in the form of one or more global notes (which we refer to for each series as the Global Note) registered in the name of Cede & Co., as nominee of DTC. Each Global Note will be issued:

   .  only in fully registered form; and

   .  without interest coupons.

You may hold your beneficial interests in a Global Note directly through DTC if you have an account at DTC, or indirectly through organizations that have accounts at DTC.

    What is a Global Security? A global security is a special type of indirectly held security in the form of a certificate held by a depository for the investors in a particular issue of securities. Since we choose to issue the notes in the form of a global security, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Notes be registered in the name of a financial institution we select and by requiring that the notes included in each Global Note not be transferred to the name of any other direct Holder unless the special circumstances described below occur. The financial institution that acts as the sole direct Holder of the Global Notes is called the "Depository". Any person wishing to own a note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the Depository. In the case of the notes, DTC will act as depositary and Cede & Co., will act as its nominee.

    Except as described below, each Global Note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.

    Special Investor Considerations for Global Notes. As an indirect holder, an investor's rights relating to a Global Note will be governed by the account rules of the investor's financial institution and of the Depository, DTC, as well as general laws relating to securities transfers. We do not recognize this type of investor as a Holder of notes and instead deal only with DTC, the Depository that holds the Global Notes.

    An investor should be aware that because the notes are issued only in the form of global securities:

   .  The investor cannot get notes registered in his or her own name.

   . The investor cannot receive physical certificates for his or her interest in the notes.

   . The investor will be a "street name" Holder and must look to his or her own bank or broker for payments on the notes and protection of his or her legal rights relating to the notes.

   . The investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates.

   . DTC's policies will govern payments, transfers, exchanges and other matters relating to the investor's interest in a Global Note. We and the Trustee have no responsibility for any aspect of DTC's actions or for its records of ownership interests in the Global Note. We and the Trustee also do not supervise DTC in any way.

    Description of DTC.  DTC has informed us that:

    DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

    DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a DTC account holder, either directly or indirectly.

    DTC's rules are on file with the SEC.

    DTC's records reflect only the identity of its participants to whose accounts beneficial interests in the Global Note are credited. These participants may or may not be the owners of the beneficial interests so recorded. The participants will be responsible for keeping account of their holdings on behalf of their beneficial owners.

Definitive Notes

    In a few special situations described in the next paragraph, each Global Note will terminate and interests in it will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold the notes directly or in "street name" (in computerized book-entry form) will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in notes transferred to their own name, so that they will be direct Holders.

    The special situations for termination of the Global Note are:

   . When DTC notifies us that it is unwilling, unable or no longer qualified to continue as Depository.

   . When an event has occurred that constitutes, or with the giving of notice or passage of time would constitute, an Event of Default and has not been cured. See "Defaults and Related Matters--Events of Default" below.

    We would issue definitive Notes:

   .  only in fully registered form;

   .  without interest coupons; and

   .  in denominations of $1,000 and even multiples of $1,000. (Section 302)

    When a Global Note terminates, DTC (and not we or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct Holders. (Sections 204 and 305)

    Exchange and Transfer of Definitive Notes. If we issue definitive notes, you may have your notes broken into more notes of the same series of smaller authorized denominations or combined into fewer notes of the same series of larger authorized denominations, as long as the total principal amount is not changed. (Section 305) This is called an "exchange".

    You may exchange or transfer definitive notes at the office of the trustee. The trustee acts as our agent for registering notes in the names of Holders and transferring notes. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered Holders is called the "Security Registrar". (Section 305)

    You will not be required to pay a service charge to transfer or exchange definitive notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar is satisfied with your proof of ownership.

    We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section
1002)

    If we redeem less than all of the notes of either series, we may refuse to register transfers or exchanges of notes of that series during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of Holders to prepare the mailing. We may also refuse to register transfers or exchanges of notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed. (Section 305)

Exercise of Legal Rights under the Notes

    Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, run only to Persons who are registered as Holders of notes. We do not have obligations to you so long as the notes are issued in the form of a Global Note, or if we issue definitive notes, if you hold in "street name" or by other indirect means. For example, once we make payment to the registered Holder, we have no further responsibility for the payment even if that Holder is legally required to pass the payment along to you as a "street name" customer but does not do so.

    So long as you hold notes as a beneficial interest in a Global Note or if we should issue definitive notes and you hold them in "street name", you should check with the institution through which you hold your beneficial interest to find out, among other things:

   .  how it handles securities payments and notices;

   .  whether it imposes fees or charges;

   .  how it would handle voting if ever required;

   . whether and how you can instruct it to send you notes registered in your own name so you can be a direct Holder as described below; and

   . how it would pursue rights under the notes if there were a default or other event triggering the need for Holders to act to protect their interests.

Payment and Paying Agents

    The Global Notes. The Trustee will make payments of principal of, and interest and any premium on, each Global Note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest and any premium on, the Global Notes will be payable in immediately available funds in U.S. dollars.

    We understand that it is DTC's current practice, upon DTC's receipt of any payment of principal of, or interest or any premium on, global securities such as the Global Notes, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of a Global Note as shown on the records of DTC. Payments by DTC participants to owners of beneficial interests in a Global Note held through these participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in "street name".

    Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's or its participants' records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

    "Street name" and other owners of beneficial interests in a Global Note should consult their banks or brokers for information on how they will receive payments.

    Definitive Notes. We will pay interest to you if you are a direct Holder listed in the trustee's records at the close of business on a particular day in advance of each Interest Payment Date, even if you no longer own the note on the Interest Payment Date. That particular day is called the "Regular Record Date". (Section 307) The Regular Record Date
relating to an Interest Payment Date for any note will be the            or
           next preceding the interest due date. Holders buying and selling notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered Holder on the Regular Record Date. The most common manner is to adjust the sales price of the notes to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "accrued interest".

    We will pay interest, principal, any premium and any other money due on the notes at the corporate trust office of the trustee in New York City. That office is currently located at 100 Wall Street, New York, New York 10005. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

    We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "Paying Agents". We may also choose to act as our own Paying Agent. We must notify you of changes in the Paying Agents for the notes. (Section 1002)

Notices

    We and the trustee will send notices regarding the notes only to direct Holders, using their addresses as listed in the trustee's records. (Sections 101 and 106)

    Regardless of who acts as Paying Agent, all money paid by us to a Paying Agent that remains unclaimed at the end of two years after the amount is due to direct Holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other Paying Agent or anyone else. (Section 1003)

Optional Redemption

    We may choose to redeem some or all of the notes of either series at any time, unless we have chosen to defease the notes of that series as described below under "Defeasance" and the amounts we have deposited in trust are not sufficient to pay the entire Redemption Price of the notes to be redeemed, including the maximum amount of the premium that might be payable upon redemption. If we choose to redeem any notes prior to maturity, we will pay you a Redemption Price equal to the greater of:

   . 100% of the principal amount of the notes being redeemed plus accrued interest to the date of redemption; and

   . the sum of the present values of the principal of and interest on the notes being redeemed (assuming for this purpose that the notes remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice (on a semiannual compounding basis and assuming a 360-day year consisting of twelve 30-day months) at the
      treasury rate referred to below plus       basis points for the   % notes
      due 2007 and      basis points for the   % notes due 2012.

The treasury dealer referred to below will determine the Redemption Price and its determination will be final and binding, absent manifest error.

    If we choose to redeem any notes of the series you hold, we will mail a notice of redemption to you not less than 30 days and not more than 60 days before the Redemption Date. If we are redeeming less than all the notes, the trustee will select the particular Notes to be redeemed by lot or pro rata or by another method the Trustee deems fair and appropriate. Unless we default in payment of the Redemption Price, on and after the Redemption Date, interest will cease to accrue on the notes or portions of notes called for redemption.

    Except as described above, we may not redeem the notes, and you will not have an option to cause us to redeem the notes, prior to Maturity and the notes will not be entitled to the benefit of any sinking fund.

    For purposes of calculating the Redemption Price in connection with the redemption of notes on any Redemption Date, the following terms have the meanings set forth below:

    "Treasury rate" means the semiannual equivalent yield to maturity of the treasury security referred to below that corresponds to the treasury price referred to below (calculated in accordance with standard market practice and computed as of the second trading day preceding the Redemption Date).

    "Treasury security" means the United States Treasury security that the treasury dealer determines would be appropriate to use, at the time of determination and in accordance with standard market practice, in pricing the notes being redeemed in a tender offer based on a spread to United States Treasury yields.

    "Treasury price" means the bid-side price for the treasury security as of the third trading day preceding the Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York on that trading day and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities", except that:

   . if the release (or any successor release) is not published or does not contain that price information on that trading day; or

   . if the treasury dealer determines that price information is not reasonably reflective of the actual bid-side price for the treasury security prevailing at 3:30 p.m., New York City time, on that trading day, then treasury price will instead mean the bid-side price for the treasury security at or around 3:30 p.m., New York City time, on that trading day (expressed on a next trading day settlement basis) as determined by the treasury dealer through such alternative means as the treasury dealer considers to be appropriate under the circumstances.

    "Treasury dealer" means Goldman, Sachs & Co. (or its successor) or, if Goldman, Sachs & Co. (or its successor) refuses to act as treasury dealer for these purposes or ceases to be a primary U.S. Government securities dealer, another nationally recognized investment banking firm that is a primary U.S. Government securities dealer specified by us for these purposes.

Overview of Remainder of this Description

    In the remainder of this description "you" or "your" refer to direct Holders and not "street name" or other indirect holders of notes. As an indirect holder of an interest in the Global Note, you should read the previous subsection entitled "Form and Denominations".

    The remainder of this description summarizes:

   . your rights under several special situations, such as if we merge with another company or, if we want to change a term of the notes;

   . promises we make to you about how we will run our business, or business actions we promise not to take (known as "restrictive covenants"); and

   .  your rights if we default or experience other financial difficulties.

Special Situations

Mergers and Similar Events

    We are generally permitted to consolidate with or merge into any other person. In this section, "person" refers to any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision of a government or governmental agency. We are also permitted to sell substantially all of our assets to any other person, or to buy substantially all of the assets of any other person. However, we may not take any of these actions unless all the following conditions are met:

   . Where we merge out of existence or sell all or substantially all of our assets, the other person may not be organized under a foreign country's laws (that is, it must be a corporation, partnership, limited liability company or trust organized under the laws of a State or the District of Columbia or under Federal law) and it must agree to be legally responsible for the notes. Upon assumption of our obligations by such a person in such circumstances, we shall be relieved of all obligations and covenants under the indenture and the notes.

   . The merger, sale of all or substantially all of our assets or other transaction must not cause a default on the notes, and we must not already be in default unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured, as described later on page 134 under "What is an Event of Default?" A default for this purpose would also include any event that would be an Event of Default if we received the required notice of our default or if under the indenture the default would become an event of default after existing for a specified period of time.

   . It is possible that the merger, sale of all or substantially all of our assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights on our property, called "Liens", as discussed later under "Restrictive Covenants--Limitations on Liens". If a merger or other transaction would create any Liens on our property, we must comply with that Restrictive Covenant. We would do this either by deciding that the Liens were permitted, or by following the requirements of the Restrictive Covenant to grant an equivalent or higher-ranking Lien on the same property to you and the other direct Holders of the Securities. (Section 801)

Modification and Waiver

    There are three types of changes we can make to the indenture and the notes.

    Changes Requiring Your Approval. First, there are changes that cannot be made to your notes without your specific approval. Following is a list of those types of changes:

   .  change the Stated Maturity of the principal or interest on a note;

   .  reduce any amounts due on a note;

   . reduce the amount of principal payable upon acceleration of the Maturity of a note following an Event of Default;

   .  change the place or currency of payment for a note;

   .  impair your right to sue for payment;

   . reduce the percentage in principal amount of the notes, the approval of whose Holders is needed to modify or amend the indenture or the rights of holders of the notes;

   . reduce the percentage in principal amount of the notes, the approval of whose Holders is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

   . modify any other aspect of the provisions dealing with modification and waiver of the indenture, except to increase the percentage required for any modification or to provide that other provisions of the indenture may not be modified or waived without your consent. (Section 902)

    Changes Not Requiring Approval. The second type of change does not require any vote by Holders of the notes. This type is limited to corrections and clarifications and certain other changes that would not adversely affect Holders of the notes. Nor do we need any approval to make changes that affect only debt securities to be issued under the indenture after the changes take effect. We may also make changes or obtain waivers that do not adversely affect a particular note, even if they affect other notes or other debt securities issued under the indenture. In those cases, we need only obtain any required approvals from the Holders of the affected notes or other debt securities.

    Changes Requiring a Majority Vote. Any other change to the indenture and the notes would require the following approval:

   . If the change affects only the notes of one series, it must be approved by the Holders of a majority in principal amount of the notes of that series.

   . If the change affects the notes of one series as well as one or more other series of debt securities issued under the indenture, it must be approved by the Holders of a majority in principal amount of the notes of each series affected by the change. In each case, the required approval must be given by written consent. Most changes fall into this category.

    The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described later under "Restrictive Covenants", or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the notes listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

    Further Details Concerning Voting. Notes will not be considered Outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described later under "Defeasance--Full Defeasance". (Section 101)

    We will generally be entitled to set any day as a record date for the purpose of determining the Holders of outstanding notes that are entitled to vote or take other action under the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by Holders. If we or the trustee set a record date for a vote or other action to be taken by Holders of Notes, that vote or action may be taken only by persons who are Holders of outstanding notes on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

    "Street name" and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.

Restrictive Covenants

    Certain Definitions Relating to Our Restrictive Covenants. Following are the meanings of the terms that are important in understanding the Restrictive Covenants described below.

    The term "Attributable Debt" means in connection with a Sale and Lease-Back Transaction the lesser of:

   .  the fair value of the assets subject to such transaction; or

   . the present value of the obligations of the lessee for net rental payments during the term of any lease discounted at 1% per annum, compounded semiannually.

    The term "Consolidated Subsidiary" means any Subsidiary substantially all the property of which is located, and substantially all the operations of which are conducted, in the United States of America and whose financial statements are consolidated with our financial statements in accordance with generally accepted accounting principles.

    The term "Exempted Debt" means the sum of the following as of the date of determination:

   . Indebtedness of ours and our Consolidated Subsidiaries incurred after the date of issuance of the notes and secured by Liens not permitted by the limitation on liens provisions; and

   . Attributable Debt of ours and our Consolidated Subsidiaries in respect of every Sale and Lease-Back Transaction entered into after the date of the issuance of the notes, other than leases permitted without limitation as to amount by the sale and lease-back provisions.

    The term "Indebtedness" means all items classified as indebtedness on our most recently available consolidated balance sheet, in accordance with generally accepted accounting principles.

    The term "Principal Property" means (a) the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any automated dispensing pharmacy, prescription processing center, call center, data center or office (whether now owned or hereafter acquired) which is owned by us or one of our Subsidiaries and is located in the United States, but no such property shall be deemed a Principal Property if its gross book value (before deducting accumulated depreciation) is less than 1% of our consolidated net tangible assets, or (b) any shares of capital stock or indebtedness of any Subsidiary owning any such property.

    A "Sale and Lease-Back Transaction" is an arrangement between us or a Consolidated Subsidiary and a lender or investor providing for the leasing by us or a Consolidated Subsidiary of any Principal Property which property has been or is to be sold or transferred by us or a Consolidated Subsidiary to that lender or investor.

    The term "Subsidiary" means any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances for the election of the board of directors of that corporation shall at the time be owned by us or by us and one or more Subsidiaries or by one or more Subsidiaries.

    All accounting terms not otherwise defined in the indenture have the meanings assigned to them in accordance with generally accepted accounting principles in effect as of the date of the indenture.

    Limitations on Liens. We covenant that, so long as any of the notes remain outstanding, we will not, and will not permit any Consolidated Subsidiary to, create or assume any Indebtedness for money borrowed which is secured by a Lien upon Principal Property of any character, whether now owned or hereafter acquired, of ours or any such Consolidated Subsidiary without equally and ratably securing the notes by a Lien ranking ratably with and equally to such secured Indebtedness, except that the foregoing restriction shall not apply to:

   .  Liens existing on the date we issue the notes;

   . Liens on assets of any corporation existing at the time such corporation becomes a Consolidated Subsidiary or is merged into or consolidated with us or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of the corporation or firm as an entirety or substantially as an entirety by us or a Subsidiary;

   . Liens on assets existing at the time of acquisition thereof, or to secure the payment of the purchase price of such assets, or to secure Indebtedness incurred or guaranteed by us or a Consolidated Subsidiary for the purpose of financing the purchase price of such assets or, in the case of real property, improvements thereon, which indebtedness is incurred or guaranteed prior to, at the time of or within 360 days after such acquisition, or in the case of real property, completion of such improvements, repairs, construction or additions or alterations or commencement of full operation thereof, whichever is later;

   . Liens securing indebtedness owed by any Consolidated Subsidiary to us or another Consolidated Subsidiary;

   . Liens on any assets of ours or a Consolidated Subsidiary in favor of the United States of America or any state thereof, or in favor of any other country, or political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price, or, in the case of real property, the cost of improvements, repairs, construction or additions or alterations, of the assets subject to such Liens, including, but not limited to, Liens incurred in connection with pollution control, industrial revenue or similar financing;

   . certain pledges, deposits or Liens made or arising under worker's compensation or similar legislation or in certain other circumstances;

   . certain Liens in connection with legal proceedings, including certain liens arising out of judgments or awards;

   . Liens for certain taxes or assessments or other governmental charges or levies, landlord's liens and liens and charges incidental to the conduct of the business or the ownership of our assets or those of a Consolidated Subsidiary, which were not incurred in connection with the borrowing of money and which do not, in our opinion, materially impair the use of such assets in the operation of our business or that of such Consolidated Subsidiary or the value of such assets for the purposes thereof; and

   . any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part, of any Lien referred to in the foregoing.

Notwithstanding the above, we or any of our Consolidated Subsidiaries may, without securing the notes, create or assume any Indebtedness which is secured by a lien which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the Exempted Debt then outstanding at such time does not exceed 15% of our consolidated net tangible assets.

    Limitations on Sale and Lease-Back Transactions. Sale and Lease-Back Transactions, except those transactions involving leases for three years or less, by us or any Consolidated Subsidiary of any assets are prohibited unless:

   . the proceeds of the sale of the assets to be leased are at least equal to their fair market value and, within 180 days of the transaction, the proceeds are applied to the purchase or acquisition, or, in the case of real property, the construction, of assets (including capital stock other than our capital stock or the capital stock of a Consolidated Subsidiary) or to the retirement of Indebtedness;

   . such Sale and Lease-Back Transaction is between the Company and any Consolidated Subsidiary or between any Consolidated Subsidiaries; or

   . such Sale and Lease-Back Transaction is a transaction in which the relevant Principal Property is sold to and leased back from any domestic or foreign government or governmental agency in connection with pollution control, industrial revenue, private activity bond or similar financing.

    The foregoing limitation will not apply if, at the time we or any Consolidated Subsidiary enters into such Sale and Lease-Back Transaction, and after giving effect thereto, Exempted Debt does not exceed 15% of our consolidated net tangible assets. The foregoing limitation also will not apply to any extension, renewal or replacement (or a successive extension, renewal or replacement) in whole or in part of a Sale and Lease-Back Transaction; provided the Attributable Debt associated with such Sale and Lease-Back Transaction, as so extended, renewed or replaced, is no more than the Attributable Debt associated with the Sale and Lease-Back Transaction prior to such extension, renewal or replacement.

    No Amendment or Termination of Assignment and Assumption Agreement. For so long as any of the notes are outstanding, we may not amend or terminate the assignment and assumption agreement we have entered into with our wholly owned subsidiary, PAID. We describe this agreement under "Business--Programs and Services--Pharmacy Management--Retail Pharmacy Networks".

Defeasance

    Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes of either series (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

   . We must deposit in trust for your benefit and the benefit of all other direct Holders of the notes of that series a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the notes of that series on their various due dates.

   . There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due. Under current federal tax law, the deposit and our legal release from the notes would be treated as though we took back your notes and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the notes you give back to us.

   . We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1302 and 1304)

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the notes. You could not look to us for repayment in the event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

    Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the notes. This is called "covenant defeasance". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

   . We must deposit in trust for your benefit and the benefit of all other direct Holders of the notes a combination of money and U.S. government or U.S. government agency Notes or bonds that will generate enough cash to make interest, principal, any premium and any other payments on the notes on their various due dates.

   . We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and instead repaid the notes ourselves when due.

    If we accomplish covenant defeasance, the following provisions of the indenture and the notes would no longer apply:

   . Our promises regarding conduct of our business described previously under "Restrictive Covenants".

   . The condition regarding the treatment of Liens when we merge or engage in similar transactions, as previously described under "Mergers and Similar Events".

   . The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described later under "What is an Event of Default?"

    If we accomplish covenant defeasance, you can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

Default and Related Matters

Ranking

    The notes are not secured by any of our property or assets. Accordingly, your ownership of notes means you are one of our unsecured creditors. The notes are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

    As of March 30, 2002, our subsidiaries had approximately $1,587 million in liabilities effectively ranking senior to the notes, consisting primarily of indebtedness owed to trade creditors, and we had no secured debt and no other debt ranking equally with the notes. Effective from June 30, 2002, our wholly owned subsidiary PAID has assigned to us all of its interest in any and all accounts receivable from clients that it may hold from time to time, and we have agreed to assume from PAID all of its accounts payable that may from time to time be owing and payable to retail pharmacies participating in one or more of PAID's retail pharmacy networks. As of March 30, 2002, PAID had approximately $641 million in accounts receivable from clients and approximately $1,182 million in accounts payable to retail network pharmacies. The assignment of PAID's client accounts receivable may be subject to challenge by creditors or a trustee in a bankruptcy of PAID. See "Risk Factors--Risks Relating to the Notes--The claims of creditors of our subsidiaries will have a priority over claims of the holders of the notes with respect to the assets of our subsidiaries". Any indebtedness we incur under our senior unsecured credit facility will rank equally with the notes. See "Description of Other Indebtedness".

Events of Default

    You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

    What is an Event of Default? The term "Event of Default" means any of the following:

   .  We do not pay the principal or any premium on a note on its due date.

   .  We do not pay interest on a note within 30 days of its due date.

   . We remain in breach of a restrictive covenant or any other term of the indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or Holders of 25% of the principal amount of the notes.

   . Other debt of ours totaling $50,000,000 or more defaults, our obligation to repay it is accelerated by our lenders, and this repayment obligation remains accelerated for 10 days after we receive a notice of default.

   . A court renders a final judgment or judgments against us or a Consolidated Subsidiary individually or in the aggregate, in an amount equal to or in excess of $50,000,000 (except to the extent covered by insurance or other right of reimbursement or indemnification), and any such judgment or judgments is not, vacated, discharged or stayed or bonded pending appeal, within 60 days after the judgment or judgments become final and nonappealable.

   . Medco Health or any of our significant subsidiaries, as defined in SEC regulation S-X, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

    Remedies If an Event of Default Occurs. If an Event of Default has occurred and has not been cured, the trustee or the Holders of 25% in principal amount of the Notes of the affected series may declare the entire principal amount of all the notes of that series to be due and immediately payable. This is called a declaration of acceleration of Maturity. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the notes will be automatically accelerated, without any action by the trustee or any Holder. A declaration of acceleration of Maturity may be cancelled by the Holders of at least a majority in principal amount of the notes of the affected series. (Section 502)

    Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any Holders unless the Holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). (Section 603) If reasonable indemnity is provided, the Holders of a majority in principal amount of the notes outstanding may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority Holders may also direct the trustee in performing any other action under the indenture. (Section 512)

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

   . You must give the trustee written notice that an Event of Default has occurred and remains uncured.

   . The Holders of 25% in principal amount of all outstanding notes of the affected series must make a written request that the trustee take action because of the Event of Default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

   . The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity. (Section 507)

    However, you are entitled at any time to bring a lawsuit for the payment of money due on your note on or after the due date of that payment. (Section 508)

    "Street name" and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

    We will furnish to the trustee every year a written statement of two of our officers certifying that to their knowledge we are in compliance with the indenture and the notes, or else specifying any default. (Section 1004)

Regarding the Trustee

    U.S. Bank Trust National Association is the trustee under the indenture. The trustee also performs services for Merck in the ordinary course of business and currently is the trustee under indentures for which Merck's 4.540% notes due 2003, 5.250% debentures due 2006, 6.30% debentures due 2026, 6.40%
debentures due 2028, 5.950% debentures due 2028, $112,967,000 of 5.760% medium term notes, Series B due 2037, $106,000,000 of floating rate medium term notes, Series D due 2040, $158,723,000 of floating rate medium term notes, Series D due 2041 and $500,000,000 of 4.125% medium term notes, Series E due 2005 are outstanding.

                       DESCRIPTION OF OTHER INDEBTEDNESS

Senior Unsecured Credit Facility

    Prior to or concurrently with the completion of the initial public offering of our common stock, we intend to enter into a $1,250 million senior unsecured credit facility with a syndicate of banks, financial institutions and other entities, as lenders, with J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and Salomon Smith Barney Inc., each as a joint lead arranger and a joint bookrunner and, in the case of Goldman Sachs Credit Partners L.P., as co-syndication agent, JPMorgan Chase Bank, as administrative agent, and Citibank N.A., as co-syndication agent. We have received a commitment letter with respect to the credit facility and expect to enter into the credit agreements governing the credit facility at or about the time we complete the initial public offering of our common stock. The following description is a summary of the material terms of the credit agreements. This summary is qualified in its entirety by the specific terms and provisions reflected in the forms of the credit agreements, copies of which we have filed as exhibits to the registration statement of the initial public offering of our common stock. We encourage you to read the forms of the credit agreements. Negotiation of the credit facility is ongoing and subject to the completion of definitive documentation. We cannot be certain that the terms described in this prospectus will not change or be supplemented.

    Structure. We expect that the senior unsecured credit facility will provide for aggregate borrowings of $1,250 million and will consist of (1) a five year term loan of $500 million, (2) a five year revolving credit facility of $500 million, and (3) a 364 day revolving credit facility of $250 million. The five year revolving credit facility will provide for a $100 million letter of credit subfacility and a $50 million swingline subfacility, drawings under which reduce the amount available under that facility.

    Availability. Availability under the credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business and its prospects have not suffered a material adverse change. Borrowings under the term loan will be used to pay a portion of our $1,500 million dividend to Merck and will be fully drawn following the closing of the initial public offering of our common stock. We expect that substantially all of the $750 million under the revolving credit facilities will remain undrawn at the completion of the initial public offering of our common stock and will be available on a fully revolving basis for general corporate and working capital purposes. Commitments to lend under the revolving credit facilities will terminate on the earlier to occur of (1) the termination of the lenders' commitments under the revolving credit facilities in accordance with the terms and conditions of the loan agreement and (2) the final maturity of the loans under the revolving credit facilities.

    Interest. Borrowings under the credit facility will bear interest at annual floating rates equal, at our option, to either the (1) current base rate as offered by JPMorgan Chase Bank or (2) London interbank offered rate, or LIBOR, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. For LIBOR loans, the applicable margin will vary from .75% to 2.25%, and for base rate loans, the applicable margin will vary from 0% to 1.25%. Interest rates will be increased by 2.0% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period.

    Maturity and Amortization. The term loan will mature on the earlier to occur of (1) approximately five years after we close the initial public offering of our common stock or (2) the optional prepayment in full of the term loan. Loans under the five year revolving credit facility will mature on the earlier to occur of (1) approximately five years after we close the initial public offering of our common stock or (2) the optional prepayment in full of the revolving loans and our cancellation of the revolving credit facility. Loans under the 364 day revolving credit facility will mature on the earlier to occur of (1) the

364th day anniversary of the day we close on the 364 day revolving credit facility or (2) the optional prepayment in full of the 364 day revolving credit facility and our cancellation of the 364 day revolving credit facility. Scheduled repayments of amounts outstanding under the term loan are expected to begin on September 30, 2002 and we will repay principal on the term loan according to the following schedule of annual percentages: (1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year.

    Commitment Reductions and Repayments. We will be permitted to prepay the term loan and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loan or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the after-tax net cash proceeds received from specified asset sales, and (2) 100% of the net cash proceeds of debt issuances if our ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization, or EBITDA, is above 1.5. Mandatory prepayments will be applied first pro rata to scheduled principal prepayments of the term loan and then to repay loans under the five year revolving credit facility or, at our request, loans under the 364 day revolving credit facility. We will be required to repay loans under the revolving credit facilities to the extent those loans at any time exceed the amount of the commitment under those facilities. If we establish an accounts receivable financing program, the commitments under the five year and 364 day revolving credit facilities will be reduced pro rata, with respect to the first $200 million of those programs, by 50% of the size of the programs and by 100% of the size of the programs in excess of $200 million.

    Fees. The credit facility will require us to pay customary commitment, letter of credit and other fees.

    Covenants and Conditions. The credit facility will include covenants requiring us and our subsidiaries to:

   .  provide to the lenders financial and other material information;

   .  pay and perform our other obligations;

   . continue our business and maintain our existence and our material rights and privileges;

   . comply with all applicable laws and regulations and material contractual obligations;

   .  maintain our property and insurance;

   .  give the lenders access to inspect our property and books and records; and

   .  provide the lenders with certain further assurances.

    The credit facility will also include covenants that restrict or limit our and our subsidiaries' ability to:

   .  incur liens on property or assets;

   .  enter into sale and leaseback transactions;

   . make fundamental changes in our corporate existence and our principal business;

   .  incur additional indebtedness;

   .  make acquisitions and investments;

   .  pay dividends;

   .  make restricted payments;

   .  engage in transactions with affiliates;

   .  enter into agreements that restrict corporate activities;

   .  dispose of assets and make divestitures;

   . prepay or redeem subordinated debt we may incur or amend agreements governing any such indebtedness; and

   .  use derivative instruments.

    In addition, the credit facility will require us to maintain a total debt to EBITDA ratio not greater than 2.5 and a minimum fixed charge coverage ratio of 1.5 until 2004 and 1.75 for the remainder of the term of the credit facility.

    Events of Default. The credit facility will include customary events of default, including:

   . failure by us to pay principal on a loan under the credit facility when due, or to pay interest or other amounts due under the credit facility or other transaction documentation within five days of its due date;

   . breach of specified covenants contained in the loan agreement, in certain cases, after customary cure periods;

   .  breach of representations and warranties;

   .  cross-default to other indebtedness exceeding $25 million;

   .  certain events of bankruptcy, insolvency or reorganization;

   .  the occurrence of a change of control;

   . where there is a termination, amendment or breach of the managed care agreement, or Merck withdraws its products from the terms of the managed care agreement, and, in each case, any such termination, amendment, breach or withdrawal would be reasonably expected to result in a material adverse effect on us; and

   .  certain other events.

    If we do not complete this offering prior to the payment of the dividend to Merck, we expect to obtain up to an additional $1,000 million in short-term financing from the bank syndicate for the dividend described above. We expect that the terms of the short-term financing would be similar, in all material respects, to the terms of the credit facility. Loans under the short-term loan facility would mature on the earliest to occur of (1) the six-month anniversary of the date we draw on the short-term loan facility, (2) the optional prepayment in full of the short-term loan, or (3) the closing of this offering. However, if we borrow under the short-term facility, and do not complete this offering within six months, we will have to refinance the debt. We may not be able to obtain refinancing on terms that are as favorable as those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability.

                        U.S. FEDERAL TAX CONSIDERATIONS

    The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder (as defined below), the United States federal estate tax consequences, of purchasing, owning and disposing of the notes. This summary applies to you only if you are the initial holder of the notes and you acquire the notes for a price equal to the issue price of the notes. The issue price of the notes is the first price at which a substantial amount of the notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers.

    This summary deals only with notes held as capital assets (generally, investment property) and does not deal with special tax situations such as:

   .  dealers in securities or currencies;

   .  traders in securities;

   . United States holders (as defined below) whose functional currency is not the United States dollar;

   . persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

   .  certain United States expatriates;

   .  financial institutions;

   .  insurance companies;

   . entities that are tax-exempt for United States federal income tax purposes; and

   .  persons that acquire the notes for a price other than their issue price.

    This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this offering memorandum. Subsequent developments in United States federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income tax consequences of purchasing, owning and disposing of notes as set forth in this summary. Before you purchase notes, you should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes that may be applicable to you.

United States Holders

    The following summary applies to you only if you are a United States holder (as defined below).

Definition of a United States Holder

    A "United States holder" is a beneficial owner of a note or notes who or which is for United States federal income tax purposes:

   .  an individual citizen or resident of the United States;

   . a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any state;

   . an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

   . a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons (within the meaning of the Internal Revenue Code) has the authority to control all of the trust's substantial decisions.

Payments of Interest

    Interest on your notes will be taxed as ordinary interest income. In addition:

   . if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

   . if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

Sale or Other Disposition of Notes

    Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

   . the amount realized on the sale or other disposition (less any amount attributable to accrued interest, which will be taxable in the manner described under "Payments of Interest"); and

   .  your tax basis in the notes.

    Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20%.

Backup Withholding

    In general, "backup withholding" may apply:

   .  to any payments made to you of principal of and interest on your note, and

   . to payment of the proceeds of a sale or other disposition of your note before maturity,

if you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

    The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the Internal Revenue Service.

Non-U.S. Holders

    The following summary applies to you if you are a beneficial owner of a note who or which is not a United States holder (as defined above) (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by among other ways being present in the United States:

   .  on at least 31 days in the calendar year, and

   . for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

    Resident aliens are subject to United States federal income tax as if they were United States citizens.

United States Federal Withholding Tax

    Under current United States federal income tax laws, and subject to the discussion below, United States federal withholding tax will not apply to payments by us or our paying agent (in its capacity as such) of principal of and interest on your notes under the "portfolio interest" exception of the Internal Revenue Code, provided that in the case of interest:

   . you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

   . you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Internal Revenue Code), or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

   . such interest is not effectively connected with your conduct of a United States trade or business; and

   . you provide a properly executed Internal Revenue Service Form W-8BEN (or another signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address) to:

      (A) us or our paying agent; or

      (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

    Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

   . if you are a foreign partnership, the certification requirement will generally apply to partners in you, and you will be required to provide certain information;

   . if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust", "foreign simple trust", or "foreign grantor trust" as defined in the Treasury regulations; and

   . look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

    If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

United States Federal Income Tax

    Except for the possible application of United States withholding tax (see "United States Federal Withholding Tax" above) and backup withholding tax (see "Backup Withholding and Information Reporting" below), you generally will not have to pay United States federal income tax on payments of principal of and interest on your notes, or on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of your notes (provided that, in the case of proceeds representing accrued interest, the conditions described in "United States Federal Withholding Tax" are met) unless:

   . in the case of gain, you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your notes, and specific other conditions are met; or

   . the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a "permanent establishment" maintained by you in the United States.

    If you are engaged in a trade or business in the United States and interest, gain or any other income in respect of your notes is effectively connected with the conduct of your trade or business, you may be subject to United States federal income tax on a net basis on the interest, gain or income, provided that, if an income tax treaty applies, you may be exempt from such tax unless the interest, gain or other income is generally attributable to a "permanent establishment" that you maintain in the United States (note that any interest subject to this tax will be exempt from the withholding tax discussed in the preceding paragraphs if you provide a properly executed Internal Revenue Service Form W-8ECI on or before any payment date to claim the exemption).

    In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies to you under a United States income tax treaty with your country of residence. For this purpose, you must include interest, gain or income on your notes in the earnings and profits subject to the branch tax if these amounts are effectively connected with the conduct of your United States trade or business.

United States Federal Estate Tax

    If you are an individual and are not a United States citizen or a resident of the United States (as specially defined for United States federal estate tax purposes) at the time of your death, your notes will generally not be subject to the United States federal estate tax, unless, at the time of your death:

   . you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

   . your interest on the notes is effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

    Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent (in its capacity as such) to you if you have provided the required certification that you are a non-U.S. holder as described in "United States Federal Withholding Tax" above, and provided that neither we nor our paying agent has actual knowledge that you are a United States holder (as described in "United States Tax Considerations--United States Holders" above). We or our paying agent may, however, report payments of interest on the notes.

    The gross proceeds from the disposition of your notes may be subject to information reporting and backup withholding tax. If you sell your notes outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes though a non-U.S. office of a broker that:

   .  is a United States person (as defined in the Internal Revenue Code);

   . derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

   . is a "controlled foreign corporation" for U.S. federal income tax purposes; or

   .  is a foreign partnership, if at any time during its tax year:

     . one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

     .  the foreign partnership is engaged in a U.S. trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

    You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

                                 UNDERWRITING

    Medco Health Solutions, Inc. and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of each series of the notes indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are the representatives of the underwriters.

                                    Principal Amount of Principal Amount of
           Underwriters                % Notes due 2007    % Notes due 2012
           ------------             ------------------- -------------------
Goldman, Sachs & Co................
J.P. Morgan Securities Inc.........
Salomon Smith Barney Inc...........
                                     -----------------   ----------------
   Total...........................
                                     =================   ================

    The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

    Each series of notes sold by the underwriters to the public will initially be offered at the public offering price set forth with respect to that series on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the public offering price of
up to   % of the principal amount of the   % notes due 2007 and up to   % of
the principal amount of the   % notes due 2012. Any such securities dealers may
resell any of the notes purchased from the underwriters to certain other
brokers or dealers at a discount from the public offering price of up to   % of
the principal amount of the   % notes due 2007 and up to   % of the principal
amount of the   % notes due 2012. If either series of the notes is not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Each series of notes is a new issue of securities with no established trading market. Medco Health Solutions, Inc. has been advised by the underwriters that the underwriters intend to make a market in each series of notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    A prospectus in electronic form may be made available on the websites maintained by one or more of the underwriters of this offering. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

    J.P. Morgan Securities Inc. will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and its customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from J.P. Morgan Securities Inc. based on transactions J.P. Morgan Securities Inc. conducts through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

    In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of a series of notes while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the notes being offered hereby.

    Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

    Medco Health Solutions, Inc. estimates that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

    Medco Health Solutions, Inc. has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. acted as underwriters in the offering and sale of up to 53,705,000 shares of Medco Health Solutions, Inc. common stock (including the shares which may be sold if Goldman, Sachs & Co. and J.P. Morgan Securities Inc. exercise their option to acquire additional shares). Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. acted as joint lead arrangers and joint bookrunners, and Goldman Sachs Credit Partners L.P. and Citibank, N.A., an affiliate of Salomon Smith Barney Inc., acted as co-syndication agents, and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., acted as administrative agent of the $1,250 million senior unsecured credit facility Medco Health Solutions, Inc. entered into.

    From time to time, the underwriters have provided, and may continue to provide, investment banking services to Medco Health Solutions, Inc. and to Merck for which they have received, and are expected in the future to receive, customary fees and commissions. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each have provided, and continue to provide, advice to Medco Health Solutions, Inc. and to Merck regarding Medco Health Solutions, Inc. proposed spin-off from Merck. Goldman,

Sachs & Co. and J.P. Morgan Securities Inc. will receive usual and customary fees for this advice. Certain rights granted to Goldman, Sachs & Co. by Merck are treated as a right of first refusal by the National Association of Securities Dealers, Inc., or NASD, and deemed to be underwriting compensation under Rule 2710 of the Conduct Rules of the NASD. Pursuant to that rule, the amount of compensation attributed to the right of first refusal is 1% of the offering proceeds. William B. Harrison, Jr., a member of Merck's board of directors, also serves as Director, President and Chief Executive Officer of J.P. Morgan Chase & Co., the parent of J.P. Morgan Securities Inc.

                               VALIDITY OF NOTES

    The validity of the issuance of the notes offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The financial statements and schedule as of December 30, 2000 and for each of the two years in the period ended December 30, 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


    Arthur Andersen LLP consented to the inclusion of their report in the registration statement containing this prospectus as originally filed with the SEC, and as amended through May 22, 2002. Because our former engagement team leaders have since left Arthur Andersen LLP, Arthur Andersen LLP did not participate in the preparation of any amendments to the registration statement or revisions to this prospectus made after that date or reissue its report on our 1999 and 2000 financial statements included in this prospectus after that date. After May 22, 2002, the disclosure in the financial statements covered by Arthur Andersen LLP's report was expanded to include a presentation of product net revenues, cost of product net revenues, service revenues and cost of service revenues in the consolidated statements of income to conform to the current year's presentation. Some changes to the notes to the financial statements covered by Arthur Andersen LLP's report were also made after May 22, 2002, but these changes did not affect the financial results covered by Arthur Andersen LLP's report. You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement or omission in these financial statements, particularly in the event that Arthur Andersen LLP ceases to exist or becomes insolvent.


    The financial statements and schedule as of December 29, 2001 and for the year ended December 29, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 with respect to the notes being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to Medco Health Solutions, Inc. and the notes offered by this prospectus, reference is made to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, or on the

Internet at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

    As a result of the initial public offering of our common stock, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       Page
                                                                                       ----
Audited Consolidated Financial Statements:
Report of Independent Public Accountants--PricewaterhouseCoopers LLP..................  F-2
Report of Independent Public Accountants--Arthur Andersen LLP.........................  F-3
Consolidated Balance Sheets as of December 30, 2000 and December 29, 2001.............  F-4
Consolidated Statements of Income for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001.............................................  F-5
Consolidated Statements of Stockholder's Equity for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001.............................................  F-6
Consolidated Statements of Cash Flows for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001.............................................  F-7
Notes to Consolidated Financial Statements............................................  F-8
Schedule II--Valuation and Qualifying Accounts........................................ F-26

Unaudited Interim Consolidated Financial Statements:
Consolidated Balance Sheets as of December 29, 2001 and March 30, 2002 (unaudited).... F-27
Unaudited Consolidated Statements of Income for the quarters ended March 31, 2001 and March 30, 2002.................................................................. F-28
Unaudited Consolidated Statement of Stockholder's Equity for the quarter ended
  March 30, 2002...................................................................... F-29
Unaudited Consolidated Statements of Cash Flows for the quarters ended March 31, 2001 and March 30, 2002.................................................................. F-30
Notes to Unaudited Interim Consolidated Financial Statements.......................... F-31

                   Report of Independent Public Accountants

To the owner and Board of Managers of
  Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.):

    In our opinion, the consolidated financial statements at December 29, 2001, and for the fiscal year then ended, listed in the accompanying index present fairly, in all material respects, the consolidated financial position of Merck-Medco Managed Care, L.L.C. and its subsidiaries (the Company) at December 29, 2001, and the consolidated results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule at December 29, 2001 listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As further discussed in notes 1 and 10 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

/S/  PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Florham Park, NJ
April 8, 2002, except for Note 11,
as to which the date
is May 21, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN
             LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

                   Report of Independent Public Accountants

To the owner and Board of Managers of
  Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.):

    We have audited the accompanying consolidated balance sheet of Merck-Medco Managed Care, L.L.C. (the predecessor to Medco Health Solutions, Inc.), a Delaware corporation, and subsidiaries as of December 30, 2000, and the related consolidated statements of income, stockholder's equity and cash flows for the fiscal years ended December 30, 2000 and December 25, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck-Medco Managed Care, L.L.C. as of December 30, 2000, and the results of their operations and their cash flows for the years ended December 30, 2000 and December 25, 1999, in conformity with accounting principles generally accepted in the United States.

    As further discussed in notes 1 and 10 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II--Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. The information contained therein for the fiscal years ended December 30, 2000 and December 25, 1999 has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/S/  ARTHUR ANDERSEN LLP
Arthur Andersen LLP
Roseland, NJ
April 8, 2002, except for Note 11,
as to which the date
is May 21, 2002

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                       (In millions, except share data)

                                                                     December 30, December 29,
                                                                         2000         2001
                                                                     ------------ ------------
                            ASSETS
Current assets:
   Cash and cash equivalents........................................   $   28.6     $   16.3
   Short-term investments...........................................       64.6         69.4
   Accounts receivable, net.........................................      921.8        969.4
   Inventories, net.................................................      997.5      1,205.6
   Prepaid expenses and other current assets........................       35.5         42.9
   Deferred tax assets..............................................      229.9        230.2
                                                                       --------     --------
       Total current assets.........................................    2,277.9      2,533.8
Property and equipment, net.........................................      584.7        775.9
Goodwill, net.......................................................    3,419.6      3,310.2
Intangible assets, net..............................................    2,584.6      2,499.7
Other noncurrent assets.............................................       48.0        132.2
                                                                       --------     --------
       Total assets.................................................   $8,914.8     $9,251.8
                                                                       ========     ========

             LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Claims and other accounts payable................................   $1,141.0     $1,505.4
   Accrued expenses and other current liabilities...................      268.6        304.0
                                                                       --------     --------
       Total current liabilities....................................    1,409.6      1,809.4
Deferred tax liabilities............................................    1,144.1      1,154.2
Other noncurrent liabilities........................................        2.8         19.9
                                                                       --------     --------
       Total liabilities............................................    2,556.5      2,983.5
                                                                       --------     --------

Commitments and contingencies (see Note 8)

Stockholders' equity:
       Common stock, par value $0.01--authorized: 1,000,000,000
         shares; issued and outstanding: 270,000,000 shares.........        2.7          2.7
       Preferred stock, par value $0.01--authorized: 10,000,000
         shares; issued and outstanding: 0..........................         --           --
       Accumulated other comprehensive income.......................        0.1         (5.6)
       Additional paid-in capital...................................    6,355.5      6,271.2

Total Stockholder's equity..........................................    6,358.3      6,268.3
                                                                       --------     --------
       Total liabilities and stockholder's equity...................   $8,914.8     $9,251.8
                                                                       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME
                    (In millions, except per share amounts)

                                                              For Fiscal Years Ended
                                                      -------------------------------------
                                                      December 25, December 30, December 29,
                                                          1999         2000         2001
                                                      ------------ ------------ ------------
Product net revenues.................................  $16,675.4    $21,979.2    $28,709.3
Service revenues.....................................      221.2        287.1        361.3
                                                       ---------    ---------    ---------
       Total net revenues............................   16,896.6     22,266.3     29,070.6
                                                       ---------    ---------    ---------
Cost of operations:
   Cost of product net revenues......................   15,865.4     21,010.8     27,601.1
   Cost of service revenues..........................      106.1        143.4        185.6
                                                       ---------    ---------    ---------
       Total cost of revenues (See Note 10 for a
         description of transactions with Merck).....   15,971.5     21,154.2     27,786.7

   Selling, general and administrative expenses......      415.1        483.1        578.4
   Amortization of goodwill..........................       99.1        103.3        106.9
   Amortization of intangibles.......................       82.9         84.0         84.9
   Interest income...................................       (5.1)        (6.5)        (5.5)
   Interest expense..................................        1.4          0.7          0.9
                                                       ---------    ---------    ---------
        Total cost of operations.....................   16,564.9     21,818.8     28,552.3
                                                       ---------    ---------    ---------
Income before provision for income taxes.............      331.7        447.5        518.3
Provision for income taxes...........................      179.7        230.7        261.7
                                                       ---------    ---------    ---------
Net income...........................................  $   152.0    $   216.8    $   256.6
                                                       =========    =========    =========

Basic and diluted earnings per share.................  $    0.56    $    0.80    $    0.95
                                                       =========    =========    =========


  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                     (In millions, except for share data)

                                                                                Accumulated
                                                                     $0.01         Other     Additional
                                                                   Par Value   Comprehensive  Paid In
                                                         Equity   Common Stock    Income      Capital
                                                        --------  ------------ ------------- ----------

Balances at December 26, 1998.......................... $6,063.4      $2.7         $ 0.1      $6,060.6
                                                        --------      ----         -----      --------
Unrealized (loss) on investments, net of tax of $0.1...     (0.2)                   (0.2)
Net income.............................................    152.0                                 152.0
                                                        --------                              --------
   Total comprehensive income..........................    151.8
Net change in intercompany receivable with Merck.......   (145.0)                               (145.0)
                                                        --------      ----         -----      --------
Balances at December 25, 1999..........................  6,070.2       2.7          (0.1)      6,067.6
                                                        --------      ----         -----      --------

Unrealized gain on investments, net of tax of $0.1.....      0.2                     0.2
Net income.............................................    216.8                                 216.8
                                                        --------                              --------
   Total comprehensive income..........................    217.0
Net change in intercompany receivable with Merck.......     71.1                                  71.1
                                                        --------      ----                    --------
Balances at December 30, 2000..........................  6,358.3       2.7           0.1       6,355.5
                                                        --------      ----         -----      --------

Minimum pension liability, net of tax of $3.0..........     (5.7)                   (5.7)
                                                        --------                              --------
Net income.............................................    256.6                                 256.6
                                                        --------                              --------
   Total comprehensive income..........................    250.9

Net change in intercompany receivable with Merck.......   (340.9)                               (340.9)
                                                        --------      ----         -----      --------
Balances at December 29, 2001.......................... $6,268.3      $2.7         $(5.6)     $6,271.2
                                                        ========      ====         =====      ========



  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In millions)

                                                                For Fiscal Years Ended
                                                        -------------------------------------
                                                        December 25, December 30, December 29,
                                                            1999         2000         2001
                                                        ------------ ------------ ------------
Cash flows from operating activities:
Net income.............................................   $ 152.0      $ 216.8      $ 256.6
                                                          -------      -------      -------
Adjustments to reconcile net income to cash provided by
  operating activities:
   Depreciation........................................      81.5        101.9        131.1
   Amortization of goodwill............................      99.1        103.3        106.9
   Amortization of intangibles.........................      82.9         84.0         84.9
   Deferred income taxes...............................     (86.8)       (76.4)        10.5
   Other...............................................      15.6          2.2          1.0
   Net changes in assets and liabilities:
       Accounts receivable.............................    (166.6)       (38.5)       (41.3)
       Inventories.....................................     (60.0)       (46.6)      (208.1)
       Other noncurrent assets.........................      (2.3)       (10.4)       (84.1)
       Current liabilities.............................     255.5         27.0        404.2
       Other noncurrent liabilities....................      (6.9)        (3.3)        13.4
       Other...........................................     (18.5)         5.5        (16.3)
                                                          -------      -------      -------
Net cash provided by operating activities..............     345.5        365.5        658.8
                                                          -------      -------      -------
Cash flows from investing activities:
   Capital expenditures................................    (190.0)      (250.9)      (322.0)
   Purchase of securities and other investments........    (142.9)       (54.4)      (198.5)
   Proceeds from sale of securities and other
     investments.......................................     139.2         59.0        190.6
   Purchase of ProVantage, net of cash acquired
     of $56.4..........................................       0.0       (165.9)         0.0
   Other...............................................      (1.3)        (2.8)         (.3)
                                                          -------      -------      -------
Net cash used by investing activities..................    (195.0)      (415.0)      (330.2)
                                                          -------      -------      -------
Cash flows from financing activities:
Intercompany transfer (to) from Merck, net.............    (145.0)        67.1       (340.9)
                                                          -------      -------      -------
Net cash (used by) provided by financing activities....    (145.0)        67.1       (340.9)
                                                          -------      -------      -------
Net increase (decrease) in cash and cash equivalents...       5.5         17.6        (12.3)
Cash and cash equivalents at beginning of year.........       5.5         11.0         28.6
                                                          -------      -------      -------
Cash and cash equivalents at end of year...............   $  11.0      $  28.6      $  16.3
                                                          =======      =======      =======


  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 For the Fiscal Years Ended December 25, 1999, December 30, 2000 and December
                                   29, 2001
            (Dollars and shares in millions, except per share data)

1.  BACKGROUND AND BASIS OF PRESENTATION

    On January 29, 2002, Merck announced its plan to create a separate publicly traded company, Medco Health Solutions, Inc., comprised of Merck's pharmacy benefit management (PBM) business, operated by Merck's subsidiary, Merck-Medco Managed Care, L.L.C. ("Medco" or the "Company"), and to offer a portion of the Company's shares in an initial public offering (the "Offering"). Merck also announced that it intends to spin-off the remaining shares in a tax-free distribution to its shareholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling.

    In connection with the Offering, Merck and the Company expect to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance matters agreement, a managed care agreement, a transition services agreement, a tax responsibility allocation agreement and other related agreements, which are intended to govern the ongoing relationship between the two companies (collectively referred to as the "Separation Agreements"). The Separation Agreements contemplates that the Company will convert from a limited liability company to a Delaware corporation and change its name to Medco Health Solutions, Inc.

    The Company provides programs and services for its clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. The Company's programs and services help its clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. The Company accomplishes this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through its national networks of retail pharmacies or its own home delivery pharmacies.

    The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include Merck's assets and liabilities associated with the PBM business, including the goodwill and intangible assets arising from Merck's acquisition of the Company. In addition, the historical financial statements include allocations of certain Merck expenses, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and other intercompany transactions with Merck. The expense allocations have been determined on a basis that Merck and the Company consider to be reasonable reflections of the utilization of services provided by Merck. See Note 10 for additional information on the relationship with Merck.The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate company during the periods presented.

    Certain amounts for prior years have been reclassified to conform with the current year's presentation.

    The Company is currently structured as a limited liability company (LLC) wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Prior to the completion of the Offering, the Company expects to change its tax status to that of a corporation and expects to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Fiscal Year--The Company's fiscal year ends on the last Saturday in December. Fiscal years 1999 and 2001 were 52-week years, while fiscal year 2000 was a 53-week year. Unless otherwise stated, references to years in the financial statements relate to fiscal years.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. The Company's equity investments are not significant.

    Cash and Cash Equivalents--Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

    Short-term investments--The Company has investments in certificates of deposit, and U.S. government securities that are carried at fair value, and are classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments have maturities of not more than one year and are held to satisfy the minimum statutory capital requirements for some of the Company's insurance subsidiaries.

    Financial Instruments--The carrying amount of cash, short term investments in marketable securities, trade accounts receivable, bank overdrafts and accounts payable, approximated fair value as of December 30, 2000 and December 29, 2001. The Company estimates fair market value for these assets based on their market values or estimates of their present value. The Company does not currently use derivative financial instruments in its risk management strategy.

    Accounts Receivable--As of December 30, 2000 and December 29, 2001, accounts receivable included unbilled receivables from clients and manufacturers of $810.5 million and $802.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $8.7 million and $7.3 million at December 30, 2000 and December 29, 2001, respectively.

    Inventories--Inventories in the Company's home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

    Property and Equipment--Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from 3 to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over 3 to 5 years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    Net Revenues--Product net revenues consist principally of sales of prescription drugs to members, either through the Company's home delivery pharmacies or through the Company's network of contractually affiliated retail pharmacies, and are recognized when those prescriptions are dispensed. The Company evaluates client contracts using the indicators of Emerging Issues Task Force No. 99-19 ("EITF 99-19") "Reporting Gross Revenue as a Principal vs. Net as an Agent" to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. Where the Company acts as a principal, revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (copayment) as well as the Company's administrative fees ("Gross Reporting"). This is because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and most economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (copayment requirements), (d) manages the overall prescription drug relationship with the patients, and (e) has credit risk for the price due from the client. Where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim ("Net Reporting"). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from revenue as they are earned by the client. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company or as compensation for certain data or licensing rights granted by the client to the Company. The Company considers these payments to be an integral part of the Company's pricing of a contract and believes that they represent only a variability in the timing of cash flow that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of revenue on a straight line basis over the life of the contract where the payments are refundable upon cancellation of the contract or relate to non-cancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract. During 2001, the Company had one client which represented 16% of net revenue for the year. In 1999 and 2000, there were no clients with revenues greater than 10% of net revenue.

    Service revenues consist principally of administrative fees earned from clients and other non-product related revenues, including from sales of data to pharmaceutical manufacturers and health care organizations. Administrative fees are earned for services that are comprised of claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Service revenues are recorded by the Company when performance occurs and collectibility is assured by the Company.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no material impact on the results of operations and financial position of the Company. The Company adopted EITF 99-19 during 2000 as discussed above. The adoption of EITF 99-19 had no material impact on the results of operations and financial position of the Company.

    Cost of Revenues--Cost of revenues for home delivery primarily includes the cost of inventory dispensed from the home delivery pharmacies, costs incurred to process and dispense the

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

prescriptions along with associated depreciation, and operating costs of the Company's call center pharmacies. Cost of revenue for retail includes ingredient costs of drugs dispensed and professional fees paid to retail network pharmacies. Also included in cost of revenues for both home delivery and retail is a credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company's preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates which are earned based on the volume of a specific drug dispensed under formularies, or market share rebates which are based on the achievement of contractually specified market share levels for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed via home delivery, or processed by the retail network, by the contractually agreed manufacturer rebate amount. Rebates receivable estimates are revised to actual, with the difference recorded to cost of revenues, upon billing to the manufacturer, generally 45 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and market share data is received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company's results of operations.

    Goodwill--Goodwill of $3,419.6 million at December 30, 2000 and $3,310.2 million at December 29, 2001 (net of accumulated amortization of $706.5 million at December 30, 2000 and $813.4 million at December 29, 2001) primarily represents the push down of the excess of acquisition costs over the fair value of the Company's net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of ProVantage Health Services, Inc. ("ProVantage") in 2000. See Note 3. Goodwill is amortized on a straight-line basis over periods up to 40 years. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001, goodwill will no longer be amortized, but rather, will be evaluated for impairment on an annual basis using a fair value based test.

    Intangibles--Intangibles principally include customer relationships of $2,584.6 million at December 30, 2000 and $2,499.7 million at December 29, 2001 (net of accumulated amortization of $587.6 million at December 30, 2000 and $672.5 million at December 29, 2001) that arose in connection with the acquisition of the Company by Merck in 1993 that have also been pushed down to the balance sheet of the Company, and to a significantly lesser extent, the acquisition of ProVantage in 2000. These intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for intangibles was 38 years at December 25, 1999, December 30, 2000 and December 29, 2001. In addition, the Company continually evaluates the amortization lives of its intangible assets to ensure they reflect current circumstances. The most recent evaluation occurred in March 2002 based on information as of December 29, 2001.

    Stock-Based Compensation--During the periods presented, the Company's employees participated in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Stock-based compensation is recognized using the intrinsic value method. See Note 9 for a discussion of the net income impacts if the fair value method had been applied.

    Transactions with Merck--The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges and cash borrowings to be used in operations as necessary, purchases of inventory and credits for taxes paid by Merck on the Company's income. The net amount due from/to Merck at the end of each fiscal year has

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

been classified as equity as it will form part of the continuing equity of the Company. See Note 10 for a description of the relationship with Merck.

    Income Taxes--The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Accordingly, income tax expense and the deferred income tax balances in the consolidated financial statements have been calculated as if the Company had been taxed separately and had prepared its own separate tax returns as a corporation. As of December 29, 2001 and for all periods presented the Company was structured as a single member LLC with Merck as the sole member. Under this structure, Merck has been taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liability for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Immediately prior to the completion of the Offering, the Company expects to change its tax status to that of a corporation.

    Use of Estimates--The consolidated financial statements include certain amounts that are based on management's best estimates and judgements. Estimates are used in determining such items as provisions for rebates receivable and payable, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

    Operating Segments--The Company conducts its operations as a single operating segment, which primarily consists of sales of prescription drugs to members of clients either through the Company's home delivery pharmacies or through its networks of contractually affiliated retail pharmacies. Management reviews the operating and financial results on a consolidated basis. Services to clients are delivered and managed under a single contract for each client.

    Earnings Per Share--As of December 29, 2001 and for all periods presented, the Company was structured as an LLC with Merck as the sole member. See Note 11, "Subsequent Events", for a description of the conversion of the Company to a corporation.

    Other Comprehensive Income--Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of equity on the consolidated balance sheet. These items are referred to as other comprehensive income (loss).

    Impairment--Long-lived assets, such as property and equipment, goodwill and intangibles, are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

    Pension and Other Post-Retirement Benefits--The determination of the Company's obligation and expense for pension and other post-retirement benefits is based on assumptions used by actuaries for discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and health care costs.

    Recent Accounting Pronouncements--In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS No.
141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. The Company will adopt this standard effective December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows or financial position.

    In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, the Company will no longer amortize goodwill, but rather it will evaluate goodwill for impairment on an annual basis using a fair value based test. The Company will adopt this standard effective December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows or financial position, except for the discontinuation of goodwill amortization.

    In September 2001, EITF 01-09, "Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products" was issued. This new guidance affects the measurement and presentation of payments made to clients, and requires that payments made to clients be recorded as a reduction of net revenues. EITF 01-09 will be effective as of December 30, 2001 for the Company. The Company, which has historically recorded rebate, risk sharing and related payments as reductions of revenues, does not expect the adoption of EITF 01-09 to have a material impact on the statement of operations.

    During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121) and replaces the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. The Company will adopt this standard on December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows, or financial position.

3.  ACQUISITION AND JOINT VENTURE

    In June 2000, the Company acquired the outstanding common stock of ProVantage for approximately $222.3 million in cash. ProVantage was engaged in delivering pharmacy benefits management, vision benefits management and health information technology services. The acquisition was accounted for by the purchase method and, accordingly, ProVantage's results of operations have been included with the Company's since the acquisition date. The purchase price was allocated to the fair value of the assets and liabilities acquired from ProVantage, resulting in $39.1 million being recorded as intangible assets, principally customer relationships, and $160.8 million being recorded as goodwill. The intangible assets and goodwill are being amortized over twenty years.

    On February 22, 2001, the Company entered into an agreement with AdvancePCS and Express Scripts, Inc. to form RxHub, LLC ("RxHub"), an electronic exchange designed to enable physicians

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

who use electronic prescribing technology to link to pharmacies, PBM companies and health plans. The Company has committed to invest up to $10 million over the next five years with approximately $5.7 million invested during 2001. The Company owns one-third of RxHub and accounts for its investment in RxHub under the equity method of accounting. The Company's percentage interest in RxHub's net loss is $1.8 million and is recorded in selling, general and administrative expenses in the consolidated statement of income for 2001. The net investment in RxHub at December 29, 2001 of $3.9 million is recorded in other non-current assets on the consolidated balance sheet.

4.  PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consist of the following:

                                                         December 30, December 29,
                                                             2000         2001
                                                         ------------ ------------
Land and buildings......................................   $ 141.7      $  172.4
Machinery, equipment and office furnishings.............     438.8         438.6
Computer software.......................................     309.4         367.5
Leasehold improvements..................................      60.4          81.8
Construction in progress (primarily capitalized software
  development)..........................................      24.2          83.1
                                                           -------      --------
                                                             974.5       1,143.4
Less accumulated depreciation and amortization..........    (389.8)       (367.5)
                                                           -------      --------
                                                           $ 584.7      $  775.9
                                                           =======      ========

    Depreciation and amortization expense for property and equipment totaled $81.5 million, $101.9 million and $131.1 million in fiscal years 1999, 2000 and 2001, respectively.

5.  LEASES

    The Company leases certain home delivery and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its home delivery pharmacy facilities and computer equipment for use in its data center. Rental expense was $35.2 million, $33.4 million and $40.5 million for fiscal years 1999, 2000 and 2001 respectively. The minimum aggregate rental commitments under non-cancelable leases, excluding renewal options are as follows:


       Years Ending December

          2002..................................................... $32.6
          2003..................................................... $29.8
          2004..................................................... $14.9
          2005..................................................... $10.1
          2006..................................................... $ 5.9
       Thereafter.................................................. $18.7

    In the normal course of business, operating leases are generally renewed or replaced by new leases.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


6.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

    The Company and its subsidiaries have various plans covering substantially all of their employees other than certain employees subject to collective bargaining agreements.

    The net cost for the Company's pension plans consisted of the following components:

                                                      Fiscal Years
                                                  -------------------
                                                   1999   2000   2001
                                                  -----  -----  -----
         Service cost............................ $10.1  $10.1  $11.2
         Interest cost...........................   2.1    2.8    3.4
         Expected return on plan assets..........  (3.8)  (5.4)  (5.7)
         Net amortization of actuarial losses
           (gains)...............................   0.0    (.5)   0.0
                                                  -----  -----  -----
         Net pension cost........................ $ 8.4  $ 7.0  $ 8.9
                                                  =====  =====  =====

    Effective January 2001 the Company implemented a new Retiree Health Benefits Program. Under this program, which is currently not funded, the Company maintains postretirement benefit plans for its employees. The net cost of postretirement benefits other than pensions consisted of the following components:

                                                       Fiscal Year
                                                          2001
                                                       -----------
              Service cost............................    $ 9.2
              Interest cost...........................      3.4
              Amortization of prior service costs.....      2.6
                                                          -----
              Net post retirement benefit cost........    $15.2
                                                          =====

    The cost of health care and life insurance benefits for active employees was $52.1 million in 1999, $74.2 million in 2000 and $88.7 million in 2001.

    Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                                    Other
                                                                Postretirement
                                               Pension Benefits    Benefits
                                               ---------------  --------------
                                                2000     2001        2001
                                                -----   -----   --------------
    Fair value of plan assets at beginning of
      year.................................... $48.7    $55.6       $ 0.0
    Actual return on plan assets..............  (4.2)    (4.1)        0.0
    Company contributions.....................  14.7      5.5         0.0
    Benefits paid from plan assets............  (3.6)    (4.6)        0.0
                                                -----   -----       -----
    Fair value of plan assets at end of year.. $55.6    $52.4       $ 0.0
                                                =====   =====       =====
    Benefit obligation at beginning of year... $38.4    $46.5       $ 0.0
    Plan initiation...........................   0.0      0.0        45.6
    Service cost..............................  10.1     11.2         9.2
    Interest cost.............................   2.8      3.4         3.4
    Actuarial losses (gains)..................  (1.2)     2.3         2.9
    Benefits paid.............................  (3.6)    (4.6)        (.3)
                                                -----   -----       -----
    Benefit obligation at end of year......... $46.5    $58.8       $60.8
                                                =====   =====       =====

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    A reconciliation of the plans' funded status to the net asset (liability) recognized at year end 2000 and 2001 is as follows:

                                                                 Other
                                                  Pension    Postretirement
                                                 Benefits       Benefits
                                               ------------  --------------
                                                2000   2001       2001
                                               -----  -----  --------------
    Plan assets (less than) in excess of
      benefit obligation...................... $ 9.1  $(6.4)     $(60.8)
    Unrecognized net loss (gain)..............  (1.0)  11.1         2.9
    Unrecognized initial benefit obligation...   0.1    0.1         0.0
    Unrecognized prior service cost...........   0.0    0.0        43.0
                                               -----  -----      ------
    Net asset (liability)..................... $ 8.2  $ 4.8      $(14.9)
                                               =====  =====      ======
    Recognized as:
       Other noncurrent assets................ $ 8.4  $ 0.0      $  0.0
       Other noncurrent liabilities........... $(0.2) $(3.9)     $(14.9)
       Equity (Accumulated comprehensive
         income).............................. $ 0.0  $ 8.7      $  0.0

    For pension plans with benefit obligations in excess of plan assets at December 30, 2000 and December 29, 2001, the fair value of plan assets was $0 and $52.5 million, respectively, and the benefit obligation was $0.2 million and $58.8 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 29, 2001, the fair value of plan assets was $52.5 million and the accumulated benefit obligation was $56.3 million. At December 30, 2000 the accumulated benefit obligation approximated the fair value of plan assets.

    Assumptions used in determining plan information are as follows:

                                                     Fiscal year end
                                           ----------------------------------
                                                                    Other
                                                                Postretirement
                                             Pension Benefits      Benefits
                                           -------------------  --------------
                                            1999   2000   2001       2001
                                           -----  -----  -----  --------------
  Discount rate...........................  7.75%  7.50%  7.25%      7.25%
  Expected long term rate of return on
    plan assets........................... 10.00% 10.00% 10.00%     10.00%
  Salary growth rate......................  4.50%  4.50%  4.50%       N/A

    The health care cost trend rate for other postretirement benefit plans for 2002 was 9%. The rate is expected to decline to 5% over a seven-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                     One Percentage
                                                          Point
                                                    ----------------
                                                    Increase Decrease
                                                    -------- --------
           Effect on total service and interest
             cost components.......................  $ 3.0    $ (2.3)
           Effect on benefit obligation............  $13.5    $(10.6)

    The Medco cash balance pension plan is currently included within the Merck master pension trust and is managed by State Street Bank & Trust Company.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $0.4 million in 1999, $0.5 million in 2000 and $0.7 million in 2001.

    The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the plan are based on employee contributions and a Company match. Contribution expenses under the plan were $12.5 million in 1999, $14.7 million in 2000 and $17.4 million in 2001.

7.  PROVISION FOR INCOME TAXES

    Income Taxes--The Company is a limited liability company wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Immediately prior to the completion of the Offering, the Company will change its tax status to that of a corporation and will provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

    The components of the provision for income taxes for the fiscal years ended 1999, 2000 and 2001 are as follows:

                                                      Fiscal Years
                                                 ----------------------
                                                  1999    2000    2001
                                                 ------  ------  ------
        Current provision:
           Federal.............................. $205.8  $227.5  $190.1
           State................................   60.8    79.7    61.6
                                                 ------  ------  ------
               Total............................ $266.6  $307.2  $251.7
                                                 ======  ======  ======
        Deferred provision:
           Federal.............................. $(69.4) $(52.4) $  8.5
           State................................  (17.5)  (24.1)    1.5
                                                 ------  ------  ------
               Total............................ $(86.9) $(76.5) $ 10.0
                                                 ======  ======  ======

    A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                    Tax Rate
                                                ----------------  Amount
                                                1999  2000  2001   2001
                                                ----  ----  ----  ------
       U.S. statutory rate applied to pretax
         income................................ 35.0% 35.0% 35.0% $181.4
       Differential arising from:
          Amortization of goodwill............. 10.5   8.1   7.2    37.5
          State taxes..........................  8.5   8.1   7.9    41.0
          Other................................   .2    .4    .4     1.8
                                                ----  ----  ----  ------
       Effective tax rate...................... 54.2% 51.6% 50.5% $261.7
                                                ====  ====  ====  ======

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


                                                 2000     2000      2001     2001
                                                Assets Liabilities Assets Liabilities
                                                ------ ----------- ------ -----------
Deferred income taxes at year end consisted of:
   Intangibles.................................         $1,056.8           $1,022.1
   Accelerated depreciation....................            159.9              196.8
   Accrued expenses............................ $ 32.0             $ 56.6
   Accrued rebates.............................  221.1              199.2
   Other.......................................   66.4      17.0     57.3      18.2
                                                ------  --------   ------  --------
       Total deferred taxes.................... $319.5  $1,233.7   $313.1  $1,237.1
                                                ======  ========   ======  ========
Net deferred tax liabilities...................         $  914.2           $  924.0
                                                        ========           ========

    The Company reduced its net receivable from Merck in the amounts of $266.6 million, $307.2 million and $251.6 million in 1999, 2000 and 2001, respectively, for taxes paid by Merck on the Company's behalf.

8.  COMMITMENTS AND CONTINGENCIES

    In the normal course of business, the Company regularly enters into purchase commitments covering inventory requirements of its home delivery pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 29, 2001 contractual obligations for these purchase commitments totalled $2,100 million for 2002, $16.0 million for 2003, and $8.0 million for 2004.

    In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to those against other PBMs in other pending cases, alleges that the Company should be treated as a "fiduciary" under the provisions of the Employee Retirement Income Security Act (ERISA), and that the Company has breached its fiduciary obligations under ERISA in connection with the development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that in accepting and retaining certain rebates the Company has failed to make adequate disclosure and has acted in its own best interest and against the interests of its clients. The plaintiffs also allege that the Company was wrongly used to increase Merck's market share, claiming that under ERISA the Company's drug formulary choices and therapeutic interchange program were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that the Company and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. The plaintiffs have not sought class-action status.

    In November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly-situated self-funded plans, filed a similar lawsuit captioned Keim v. Merck-Medco Managed Care, L.L.C. in the United States District Court for Northern District of California. The plaintiff has not sought class action status, and Northwest Airlines is not party to the lawsuit. The complaint

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

relies on many of the same theories as the Gruer litigation discussed above. The plaintiff has moved to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California.

    In connection with the Company's separation from Merck, the Company has agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. The Company has denied all allegations of wrongdoing and is vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcomes of these lawsuits are uncertain and an adverse determination could seriously undermine the Company's ability to obtain rebates and could materially limit the Company's business practices. For these reasons, an adverse determination in these lawsuits could have a material adverse affect on the Company's business, profitability, liquidity and growth prospects.

    In addition, a former client has contacted the Company making similar assertions. At present the Company is cooperating with the former client to resolve that matter. As with the above litigation matters, however, the outcome of this matter is uncertain and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine the Company's ability to obtain rebates and could materially limit its business practices.

    Since 1998, the Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, the Company received a subpoena seeking documents and information related to various aspects of its business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which the Company has agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with the Company. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws, and inappropriate therapeutic interchanges. The Company has not been served with the complaints and has not been required to defend against the allegations.

    At this time, the Company is unable to predict whether the government will commence any action challenging any of its programs and practices. In the meantime, the Company has complied with the United States Attorney's subpoena and the Tennessee Attorney General's request to explain the nature of its business and the contributions it makes to improve the quality and affordability of health care. The Company believes that its programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the Company could be subject to scrutiny, investigation or challenge under these laws and regulations which could have a material adverse effect on its business, profitability and growth prospects.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    There remain approximately 100 separate lawsuits, to which the Company is a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and several major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that the Company knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin the Company from future violations of the Robinson-Patman Act. The Company may settle these cases, but it intends to defend vigorously any cases it is unable to settle on favorable terms. However, any adverse judgment or injunction could materially adversely affect the Company's business, profitability and growth prospects. In connection with the Company's separation from Merck, Merck has agreed to indemnify the Company for substantially all monetary liabilities related to these lawsuits.

    In August 2001, MidAtlantic Medical Services, Inc. ("MidAtlantic") filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the risk-sharing provisions of its integrated prescription drug program master agreement. On October 8, 2001, the Company filed an answer and counterclaim alleging breach of contract and requesting monetary relief for the amount of savings the Company would have realized if MidAtlantic had permitted timely implementation of the cost saving programs required by the agreement. Discovery is complete and the arbitration is set to begin in early May. See Note 11, "Subsequent Events", for a description of the settlement of this matter.

    In addition, the Company is involved in various claims and legal proceedings of a nature considered normal to its business. Although it is not feasible to predict or determine the final outcome of all of the above proceedings, management does not believe that they will result in a material adverse effect on the Company's financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings.

9.  STOCK BASED COMPENSATION

Stock Option Plans

    The Company's employees participate in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Options generally vest in 3 to 5 years and expire within 5 to 10 years from the date of grant.

    Merck stock options granted to the Company's employees prior to February 26, 2002 and some of the Merck stock options granted on or after February 26, 2002 are expected to remain Merck options and will not be dilutive to the Company's earnings per share. Most of the Merck stock options granted to the Company's employees on or after February 26, 2002 are expected to be converted into Medco options, which will likely have a dilutive effect on the Company's fully diluted earnings per share going forward.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    In addition, some of the Company's employees continue to hold stock options granted under the Medco Containment Services, Inc. stock option plan and plans of companies acquired by the Company, including Medical Marketing Group, Inc., ProVantage Health Services, Inc. and Systemed, Inc. ("Acquired Company Plans"). These options were all converted to options to purchase Merck common stock. The outstanding stock options held by employees of the Company under the Acquired Company Plans will remain options for Merck stock and thus will not be dilutive to the Company's earnings per share.

    Summarized information related to the Company's stock option plans (shares of Merck in thousands) is as follows:

                                                    Number   Average
                                                   of Shares Price(1)
                                                   --------- --------
          Outstanding at December 26, 1998........ 33,215.0   $34.83
          Granted.................................  5,293.8   $77.73
          Exercised............................... (4,805.9)  $19.98
          Forfeited............................... (1,205.6)  $60.38
                                                   --------
          Outstanding at December 25, 1999........ 32,497.3   $43.07
          Granted.................................  7,240.4   $69.86
          Exercised............................... (7,229.5)  $24.77
          Forfeited............................... (1,688.7)  $63.39
          Equivalent options assumed..............    131.0   $77.17
                                                   --------
          Outstanding at December 30, 2000........ 30,950.5   $52.65
          Granted.................................  7,895.1   $78.43
          Exercised............................... (1,988.8)  $31.32
          Forfeited............................... (1,437.8)  $75.97
                                                   --------
          Outstanding at December 29, 2001........ 35,419.0   $58.65
                                                   ========

--------
(1) Weighted average exercise price.

    The number of shares and average price of options exercisable at fiscal year end 1999, 2000 and 2001 were 12.3 million shares at $20.17, 8.7 million shares at $27.07, and 11.4 million shares at $34.90, respectively.

    The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense is recognized for its stock-based compensation plans. Had the fair value method of accounting, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, been applied for the option plans whereby the employees of the Company received options for shares of Merck, net income would have been reduced by $41.1 million in 1999, $52.6 million in 2000 and $64.4 million in 2001. The average fair value of options granted during 1999, 2000 and 2001 was $24.92, $23.35 and $24.49, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

average market price at grant date of $77.73 in 1999, $69.86 in 2000 and $78.43 in 2001, and the following weighted average assumptions:

                                                Fiscal Years Ended
                                                -----------------
                                                1999   2000  2001
                                                ----   ----  ----
                 Dividend yield................ 1.4%   1.8%  1.8%
                 Risk-free interest rate....... 5.0%   6.2%  4.7%
                 Volatility....................  24%    29%   30%
                 Expected life (years)......... 7.3    6.0   6.1

    Summarized information about stock options outstanding and exercisable at December 29, 2001 (shares of Merck in thousands) is as follows:

                              Outstanding            Exercisable
             Exercise  -------------------------- ------------------
              Price     Number   Average Average   Number   Average
              Range    of Shares Life(1) Price(2) of Shares Price(2)
             --------  --------- ------- -------- --------- --------
            Under $15   3,871.1   5.93    $13.31   3,871.1   $13.31
            $15 to $25  1,375.7   5.31    $19.11   1,375.7   $19.11
            $25 to $40  2,506.5   4.30    $33.30   2,390.9   $32.98
            $40 to $50  3,380.5   3.69    $47.95     706.2   $46.20
            $50 to $65  5,693.9   4.58    $60.41   1,169.0   $58.34
            $65 to $80 12,939.9   6.02    $72.56   1,632.1   $72.64
            Over $80    5,651.4   3.98    $83.33     222.2   $93.25

--------
(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

Employee Stock Purchase Plan

    The Company's employees participate in an employee stock purchase plan ("ESPP") sponsored by Medco whereby certain employees of Medco are permitted to purchase shares of Merck stock at a discount to market price. The activity under this plan is immaterial and disclosures under SFAS No. 123 are not deemed necessary.

10.  RELATIONSHIP WITH MERCK

    The Company's revenue from sales to Merck for PBM and other services was $39.7 million in fiscal 1999, $72.9 million in fiscal 2000 and $99.9 million in fiscal 2001.

    In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to net revenues is included in cost of revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of revenues based upon the volume of Merck prescription drugs dispensed either by its

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of revenues:

                                                 For Fiscal Years Ended
                                         --------------------------------------
                                         December 25, December 30, December 29,
                                             1999         2000         2001
                                         ------------ ------------ ------------
Cost of inventory purchased from Merck..    $ 909.4     $1,106.4     $1,344.7
Gross rebates received from Merck.......   $(266.7)    $ (350.5)    $ (439.4)

    The Company's historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $24.4 million in fiscal 1999, $25.4 million in fiscal 2000 and $26.4 million in fiscal 2001.

    Merck will continue to perform many of these corporate functions for the Company under a transition services agreement and until the Company assumes full responsibility for them as a separate company. It is expected that the Company will assume full responsibility for them for the most part by January 1, 2003. Until then, the Company's costs for these functions will include both charges from Merck under the transition services agreement and the Company's own costs to initiate and perform these functions. It is estimated that the Company's charges from Merck for the services it will provide under this agreement will total approximately $27.5 million (unaudited) on an annualized basis for 2002. The Company's annual costs for these functions are expected to eventually amount to between $40 million (unaudited) to $50 million (unaudited), or approximately $14 million (unaudited) to $24 million (unaudited) more than the $26.4 million Merck allocated to the Company in 2001. To estimate these annual costs, the Company identified the positions it will need to add and the additional services it will need to procure such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following the Offering, it is also expected that the Company will incur one-time costs associated with its transition to operating as a separate company of between $15 million (unaudited) and $20 million (unaudited). These one-time costs are associated with systems implementation and conversion, the change of our corporate name and other similar costs.

    There are seven principal types of intercompany transactions recorded in the Company's intercompany account with Merck which are reflected as equity transactions as if settled in cash: (1) cash collections from the Company's operations that are deposited into Merck's bank accounts, (2) cash borrowings from Merck which are used to fund operations, (3) purchases of inventory from Merck, (4) credits to Merck's account for the Company's taxes on income, (5) allocations of corporate expenses and charges, (6) sales by the Company to Merck for PBM and other services and (7) dividends declared by the Company to Merck. Dividends credited to Merck's account were $400 million

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

for each of the fiscal years 1999, 2000 and 2001. Cash collections include all cash receipts required to be deposited into the intercompany account as part of the Merck cash concentration system. Cash borrowings made by the Company from the Merck cash concentration system are used to fund operating expenses. Under the terms of the master separation and distribution agreement with Merck, Merck and the Company will settle the net intercompany receivable from Merck by applying the balance as of December 29, 2001 against Merck's net investment in the Company's equity. Effective December 30, 2001, the intercompany payable/receivable arising from transactions occurring subsequent to that date will be settled in cash.

    Merck has historically provided credit support arrangements and guarantees for the Company's performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, the Company will use commercially reasonable efforts to cause Merck to be released from those obligations. The Company does not expect the assumption of these arrangements and guarantees to have a material impact on its results of operations, cash flows or financial position.

    In conjunction with the Offering, the Company expects to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance agreement, a managed care agreement, a transition services agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between the two companies going forward. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

11.  SUBSEQUENT EVENTS

    PROPOSED INITIAL PUBLIC OFFERING--On January 29, 2002, Merck announced its plan to create a separate publicly traded company, Medco Health Solutions, Inc. comprised of Merck's PBM business, operated by Merck-Medco Managed Care, L.L.C. and to offer a portion of the Company shares in the Offering. Merck also has announced that it intends to spin-off the remaining shares in a tax-free distribution to its shareholders, subject to the completion of certain conditions, including receipt of a favorable tax ruling.

    CHANGE IN CORPORATE STRUCTURE AND EARNINGS PER SHARE--The Company converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc. ("Medco Health").

    As part of the conversion, Medco Health authorized 1,000,000,000 shares of common stock ($0.01 par value) and issued 270,000,000 shares of common stock to Merck. Medco Health also authorized 10,000,000 shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck's net investment

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck's investment in the Company, as well as the retained earnings of the Company, forms the ongoing additional paid-in capital of the Company under the terms of the master separation and distribution agreement with Merck. Any intercompany payable/receivable arising from transactions occurring on or after December 30, 2001 will be settled in cash.

    Basic Earnings per Share ("EPS") are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of May 2002, Medco Health had no dilutive securities outstanding. Accordingly, diluted EPS is considered equivalent to Basic EPS for all periods presented. From February 26, 2002 to May 21, 2002, Merck granted under its employee stock options plans, 4,618,232 options to Medco Health employees to purchase Merck stock that are expected to be converted into Medco Health options on the date of the spin-off. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the separation. These options may have a dilutive effect on EPS if the exercise price of the options is less than the market price on the spin-off date. Options granted by Merck to Medco Health employees prior to February 26, 2002 will remain options to purchase Merck stock.

    SETTLEMENT OF LITIGATION--As discussed in Note 8, MidAtlantic filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the risk-sharing provisions of its integrated prescription drug program master agreement. In April 2002 the Company paid $41 million to settle this arbitration with MidAtlantic. The Company had provided for this matter during 2000 by recording the risk sharing charges against revenues and, as a result, the settlement will not have a material impact on the Company's results of operations or financial position.

    ADOPTION OF SFAS NO. 142--On December 30, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Assuming SFAS No. 142 had been adopted for all periods presented, pro forma reported net income and earnings per share would have been $251.1 million and $0.93 for 1999, $320.1 million and $1.19 for 2000, and $363.5 million and $1.35 for 2001, respectively, in each case.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                             (Dollars in millions)

Allowance for Doubtful Accounts Receivable

                                          Balance                                    Balance
                                            at                                       at End
                                         Beginning                                     of
              Description                of Period Provisions Write-offs (1)  Other  Period
              -----------                --------- ---------- -------------- -----   -------
Fiscal Year Ended December 25, 1999.....   $8.8                   $(0.6)              $8.2
Fiscal Year Ended December 30, 2000.....   $8.2       $0.4        $(1.1)     $1.2(2)  $8.7
Fiscal Year Ended December 29, 2001.....   $8.7       $0.3        $(1.7)              $7.3

--------
(1) Uncollectible accounts, net of recoveries.
(2) Represents the opening balance sheet allowance at the time of the acquisition of ProVantage Health Services, Inc.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                          CONSOLIDATED BALANCE SHEETS
                        (In millions except share data)

                                                                  December 29,  March 30,
                                                                      2001        2002
                             ASSETS                               ------------ -----------
                                                                               (Unaudited)
Current assets:
 Cash and cash equivalents.......................................   $   16.3    $   12.3
 Short-term investments..........................................       69.4        69.3
 Accounts receivable, net........................................      969.4     1,073.6
 Due from Merck, net.............................................        0.0       449.6
 Inventories, net................................................    1,205.6       870.8
 Prepaid expenses and other current assets.......................       42.9        61.7
 Deferred tax assets.............................................      230.2       262.9
                                                                    --------    --------
   Total current assets..........................................    2,533.8     2,800.2
Property and equipment, net......................................      775.9       798.5
Goodwill, net....................................................    3,310.2     3,310.2
Intangible assets, net...........................................    2,499.7     2,478.5
Other noncurrent assets..........................................      132.2       117.2
                                                                    --------    --------
   Total assets..................................................   $9,251.8    $9,504.6
                                                                    ========    ========

              LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Claims and other accounts payable...............................   $1,505.4    $1,756.9
 Accrued expenses and other current liabilities..................      304.0       248.7
                                                                    --------    --------
   Total current liabilities.....................................    1,809.4     2,005.6
Deferred tax liabilities.........................................    1,154.2     1,150.6
Other noncurrent liabilities.....................................       19.9        20.5
                                                                    --------    --------
   Total liabilities.............................................    2,983.5     3,176.7
                                                                    --------    --------
Commitments and contingencies (see Note 5)
Stockholder's Equity
 Common stock, par value $0.01--authorized: 1,000,000,000 shares;
   issued and outstanding: 270,000,000 shares....................        2.7         2.7
 Preferred stock, par value $0.01--authorized: 10,000,000 shares;
   issued and outstanding: 0.....................................         --          --
 Accumulated other comprehensive income..........................       (5.6)       (5.6)
 Additional paid-in capital......................................    6,271.2     6,330.8
                                                                    --------    --------
       Total stockholder's equity................................    6,268.3     6,327.9
                                                                    --------    --------
       Total liabilities and stockholder's equity................   $9,251.8    $9,504.6
                                                                    ========    ========


  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                      (In millions except per share data)

                                                                    Quarter Ended
                                                                 ------------------
                                                                 March 31, March 30,
                                                                   2001      2002
                                                                 --------- ---------
Product net revenues............................................ $6,959.1  $7,929.0
Service revenues................................................     83.0      87.1
                                                                 --------  --------
       Total net revenues.......................................  7,042.1   8,016.1
                                                                 --------  --------
Cost of operations:
  Cost of product net revenues..................................  6,713.6   7,713.8
  Cost of service revenues......................................     48.9      44.0
                                                                 --------  --------
       Total cost of revenues (See Note 6 for a description
         of transactions with Merck)............................  6,762.5   7,757.8

  Selling, general and administrative expenses..................    142.6     135.2
  Amortization of goodwill......................................     26.8        --
  Amortization of intangibles...................................     21.2      21.2
  Interest income...............................................     (1.7)     (0.9)
  Interest expense..............................................      0.2       0.1
                                                                 --------  --------
          Total cost of operations..............................  6,951.6   7,913.4
                                                                 --------  --------
Income before provision for income taxes........................     90.5     102.7
Provision for income taxes......................................     45.7      43.1
                                                                 --------  --------
Net income...................................................... $   44.8  $   59.6
                                                                 ========  ========
Basic and diluted earnings per share............................ $   0.17  $   0.22
                                                                 ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

           UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                        (In millions except share data)

                                                         $0.01    Accumulated
                                             Total     par value     Other     Additional
                                         Stockholder's  Common   Comprehensive  Paid-in
                                            Equity       Stock      Income      Capital
                                         ------------- --------- ------------- ----------
Balances at December 29, 2001...........   $6,268.3      $2.7        $(5.6)     $6,271.2
Net income..............................       59.6                                 59.6
                                           --------      ----        -----      --------
Balances at March 30, 2002 (unaudited)..   $6,327.9      $2.7        $(5.6)     $6,330.8
                                           ========      ====        =====      ========



  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In millions)

                                                      Quarter Ended
                                                   ------------------
                                                   March 31, March 30,
                                                     2001      2002
                                                   --------- ---------
Cash flows from operating activities:
Net income........................................  $  44.8   $  59.6
Adjustments to reconcile net income to cash
  provided by operating activities:
  Depreciation....................................     33.2      38.2
  Amortization of goodwill........................     26.8       0.0
  Amortization of intangibles.....................     21.2      21.2
  Deferred income taxes...........................     (8.0)    (36.3)
  Other...........................................      0.2       9.6
  Net changes in assets and liabilities:
   Accounts receivable............................   (254.1)   (104.2)
   Inventories....................................    263.7     334.8
   Other noncurrent assets........................     (7.8)     13.9
   Current liabilities............................    200.7     196.2
   Other..........................................    (12.1)    (18.1)
                                                    -------   -------
Net cash provided by operating activities.........    308.6     514.9
                                                    -------   -------

Cash flows from investing activities:
  Capital expenditures............................    (77.8)    (66.7)
  Purchase of securities and other investments....    (46.3)    (62.2)
  Proceeds from sale of securities and other
   investments....................................     42.3      59.6
                                                    -------   -------
Net cash used by investing activities.............    (81.8)    (69.3)
                                                    -------   -------
Cash flows from financing activities:
  Intercompany transfer to Merck, net.............   (227.4)   (449.6)
                                                    -------   -------
Net cash used by financing activities.............   (227.4)   (449.6)
                                                    -------   -------
Net decrease in cash and cash equivalents.........     (0.6)     (4.0)
Cash and cash equivalents at beginning of period..     28.6      16.3
                                                    -------   -------
Cash and cash equivalents at end of period........  $  28.0   $  12.3
                                                    =======   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

         NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     For the Quarter Ended March 30, 2002
                             (Dollars in millions)

1.  BASIS OF PRESENTATION

    The accompanying interim consolidated financial statements are unaudited. In the Company's opinion, all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. Certain information and disclosures required by accounting principles generally accepted in the United States of America for complete consolidated financial statements are not included herein. The interim statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 29, 2001, which appear elsewhere in this prospectus.

    The Company is currently structured as a limited liability company (LLC) wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer to Merck, net". Prior to the Offering, the Company expects to change its tax status to that of a corporation and expects to provide for and directly pay federal and state income taxes in accordance with a tax responsibility allocation agreement with Merck. See Note 7. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company were a separate entity and had prepared its own separate tax return as a corporation.

    Effective December 30, 2001 the Company adopted Financial Accounting Standards Board Statement ("SFAS") No. 141, "Business Combinations", SFAS No.142, "Goodwill and Other Intangible Assets", and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The adoption of SFAS Nos. 141 and 144 did not have a material impact on the Company's financial statements. Under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized and are evaluated for impairment annually or upon the occurrence of an event that indicates impairment may have occurred. The Company performed a review for impairment in accordance with SFAS No. 142 and determined that an impairment of goodwill has not occurred and no adjustments to goodwill were recorded. Effective December 30, 2001 the Company ceased amortization of its goodwill.

    Assuming SFAS No. 142 had been adopted on December 31, 2000, pro forma reported net income and earnings per share would have been $71.6 million and $0.27, respectively for the quarter ended March 31, 2001.

    Effective December 30, 2001 the Company adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption of EITF 01-09 did not have a material effect on the Company's results of operations, cash flows, or financial position.

2.  ACCOUNTS RECEIVABLE

    As of March 30, 2002 and December 29, 2001, accounts receivable included unbilled receivables from clients and manufacturers of $1,743.3 million and $802.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     For the Quarter Ended March 30, 2002

agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $7.2 million and $7.3 million at March 30, 2002 and December 29, 2001, respectively.

3.  INVENTORIES

    Inventories in the Company's home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

4.  GOODWILL AND INTANGIBLES

    Goodwill of $3,310.2 million at March 30, 2002 and December 29, 2001 (net of accumulated amortization of $813.4 million) primarily represents the push down of the excess acquisition costs over the fair value of the Company's net assets from the acquisition by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of Provantage Health Services, Inc. in 2000.

    Intangible assets principally include customer relationships of $2,478.5 million at March 30, 2002 and $2,499.7 million at December 29, 2001 (net of accumulated amortization of $693.7 million at March 30, 2002 and $672.5 million at December 29, 2001). These intangibles are recorded at cost and are all amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for intangible assets was 38 years at March 30, 2002 and December 29, 2001. Amortization expense of intangible assets for the quarters ended March 30, 2002 and March 31, 2001 and for the 12-month period ended December 29, 2001 was $21.2 million and $84.9 million, respectively. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years is estimated to be $85 million.

5.  COMMITMENTS AND CONTINGENCIES

    As disclosed in Note 8 of the audited consolidated financial statements included elsewhere in this prospectus, the Company and its subsidiaries are parties in a variety of legal proceedings arising out of the normal course of business, including a few cases in which substantial amounts of damages are sought.

    Although it is not feasible to predict or determine the final outcome of the above proceedings, management does not believe that they will result in a material adverse effect on the Company's financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings.

6.  RELATIONSHIP WITH MERCK

    The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges, cash borrowings to be used in operations as necessary, purchases of inventory and charges for taxes paid by Merck on the Company's income.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     For the Quarter Ended March 30, 2002

The net amount due from Merck as of December 29, 2001 has been classified as equity as it will form part of the continuing equity of the Company. The net amount due from Merck as of March 30, 2002, represents a net intercompany receivable accumulated from December 30, 2001 to March 30, 2002. Effective December 30, 2001, the intercompany payable/receivable arising from the transactions occurring subsequent to that date will be settled in cash.

    The Company's revenue from sales to Merck for pharmacy benefit management services and other services was $28.3 million in the quarter ended March 30, 2002 and $22.6 million in the quarter ended March 31, 2001.

    In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to net revenues is included in cost of revenues in the period in which the sale occurred. Historically, the Company has recorded rebates from Merck as a credit to cost of revenues based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The following table summarizes the amounts included in cost of revenues:

                                                      Quarter Ended
                                                   ------------------
                                                   March 31, March 30,
                                                     2001      2002
                                                   --------- ---------
          Cost of inventory purchased from Merck..  $ 319.4   $ 354.7
          Gross rebates received from Merck.......  $(107.2)  $(115.6)

    The Company's historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $6.9 million in the quarter ended March 30, 2002 and $6.6 million in the quarter ended March 31, 2001.

7.  SUBSEQUENT EVENTS

    CHANGE IN CORPORATE STRUCTURE AND EARNINGS PER SHARE--The Company converted from a limited liability company to a Delaware corporation in May 2002 and subsequently changed its name to Medco Health Solutions, Inc. ("Medco Health").

    As part of the conversion, Medco Health authorized 1,000,000,000 shares of common stock ($0.01 par value) and issued 270,000,000 shares of common stock to Merck. Medco Health also authorized 10,000,000 shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCO HEALTH SOLUTIONS, INC.)

   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                     For the Quarter Ended March 30, 2002

provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck's net investment in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck's investment in the Company, as well as the retained earnings of the Company, forms the ongoing additional paid-in-capital of the Company under the terms of the master separation and distribution agreement with Merck. Any intercompany payable/receivable arising from transactions occurring on or after December 30, 2001 will be settled in cash.

    Basic Earnings per Share ("EPS") are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of May 2002, Medco Health had no dilutive securities outstanding. Accordingly, dilutive EPS is considered equivalent to Basic EPS for all periods presented. From February 26, 2002 to May 21, 2002, Merck granted under its employee stock option plans, 4,618,232 options to Medco Health employees to purchase Merck stock that are expected to be converted into Medco Health options on the date of the spin-off. The rate of conversion will be determined on the date of the spin-off based on a formula which will preserve the financial position of the option holder immediately before and after the separation. These options may have a dilutive effect on EPS if the exercise price of the options is less than the market price on the spin-off date. Options granted by Merck to Medco Health employees prior to February 26, 2002 will remain options to purchase Merck stock.

    SETTLEMENT OF LITIGATION--In August 2001, MidAtlantic Medical Services, Inc. (MidAtlantic) filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the risk-sharing provisions of its integrated prescription drug program master agreement. In April 2002 the Company paid $41 million to settle this arbitration with MidAtlantic. The Company had provided for this matter during 2000 by recording the risk sharing charges against revenues and, as a result, the settlement will not have a material impact on the Company's results of operations or financial position.

                               Inside Back Cover

                      [Description of Artwork: photograph
                           of automated pharmacy in
                           Willingboro, New Jersey.]

================================================================================

    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the debt securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................  12
Cautionary Note Regarding Forward- Looking Statements......................  35
Use of Proceeds............................................................  36
Consolidated Ratio of Earnings to Fixed Charges............................  36
Capitalization.............................................................  37
Selected Historical Consolidated Financial And Operating Data..............  38
Unaudited Pro Forma Condensed Consolidated Financial Data..................  41
Management's Discussion and Analysis of Financial Condition and Results of
  Operations...............................................................  45
Business...................................................................  62
Management.................................................................  91
Relationships Between Our Company and Merck & Co., Inc..................... 102
Security Ownership of Principal Stockholder and Management................. 121
Description of Notes....................................................... 123
Description of Other Indebtedness.......................................... 136
U.S. Federal Tax Considerations............................................ 139
Underwriting............................................................... 144
Validity of Notes.......................................................... 146
Experts.................................................................... 146
Where You Can Find More Information........................................ 146
Index to Financial Statements.............................................. F-1

                                ---------------

    Through and including         , 2002 (the 40th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

================================================================================

================================================================================

                                $1,000,000,000

                                 Medco Health
                                Solutions, Inc.

                            $     % Notes due 2007

                            $     % Notes due 2012

                               -----------------

                             [LOGO OF MEDCO HEALTH]

                               -----------------

                             Goldman, Sachs & Co.

                                   JPMorgan

                             Salomon Smith Barney

                      Representatives of the Underwriters

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth expenses and costs payable by Medco Health Solutions, Inc. (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

                                                            Amount
                                                          ----------
            SEC registration fee under Securities Act.... $   92,000
            Legal fees and expenses...................... $1,200,000
            Accounting fees and expenses................. $1,112,650
            Printing and engraving expenses.............. $  600,000
            Registrar and transfer agent fees............ $    3,000
            Miscellaneous expenses....................... $    2,350
                                                          ----------
               Total..................................... $3,010,000
                                                          ==========

Item 14.  Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee of or agent to the corporation (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Our bylaws and our certificate of incorporation require us to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or serves or served at the request of the Company as a director or officer of another enterprise.

    As permitted by section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

    We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

    Additionally, reference is made to the underwriting agreement filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by our Underwriters of the registrant, our directors and officers who sign the registration statement and persons who control us, under certain circumstances.

Item 15.  Recent Sales of Unregistered Securities.

    On May 21, 2002, the Registrant's predecessor, Merck-Medco Managed Care, L.L.C., a Delaware limited liability company wholly owned by Merck & Co., Inc. ("Merck"), converted to a Delaware corporation pursuant to section 265 of the Delaware General Corporation Law (the "Conversion"). The Registrant subsequently changed its name to Medco Health Solutions, Inc. In connection with the Conversion, the Registrant issued to Merck 270,000,000 shares of its common stock, $0.01 par value, in exchange for Merck's entire membership interest in the Registrant as a limited liability company.

Item 16.  Exhibits and Financial Statement Schedules.

    The following documents are filed as exhibits to this registration statement:


Exhibit
Number  Exhibit Description
------  -------------------
  1.1   Form of Underwriting Agreement**

  3.1   Amended and Restated Certificate of Incorporation of Medco Health Solutions, Inc.
        (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

  3.2   Bylaws of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.2 to the
        Registrant's Registration Statement on Form S-1 (No. 333-86392))**

  4.1   Form of Indenture between the Registrant and U.S. Bank Trust National Association, as
        trustee**

  4.2   Form of   % Notes due 2007**

  4.3   Form of   % Notes due 2012**

  5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the notes being registered**

 10.1   Form of Medco Health Solutions, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.2   Form of Medco Health Solutions, Inc. Key Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (No. 333-
        86392))**

 10.3   Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))+**

 10.4   Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

Exhibit
Number  Exhibit Description
------  -------------------

 10.5   Form of Managed Care Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

 10.6   Form of Transition Services Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

 10.7   Form of Indemnification and Insurance Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.7 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.8   Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.8 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.9   Form of Patient Assistance Program Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.9 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.10  Form of eHealth Services Agreement between Merck & Co. Inc. and the Registrant
        (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.11  Form of Point of Care Data Services Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.11 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.12  Form of Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.13  Form of Employee Matters Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.14  Form of Employee Leasing Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.15  Conditions of Employment of Richard T. Clark, dated August 14, 1972, and Amendment to
        Conditions of Employment, dated January 29, 1999 (incorporated by reference to Exhibit
        10.15 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.16  Key Employee Agreement of Timothy C. Wentworth, dated December 10, 1998, and
        Sandra E. Peterson, dated December 21, 1998 (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.17  Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated May 24,
        1993 (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement
        on Form S-1 (No. 333-86392))**

 10.18  Key Employee Agreement and Statement of Corporate Policy and Acknowledgement of
        Receipt of Roger A. Jones, dated February 19, 1991 (incorporated by reference to
        Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.19  Description of the relocation loan of Timothy C. Wentworth (incorporated by reference to
        Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

Exhibit
Number  Exhibit Description
------  -------------------

 10.20  Commitment Letter and Term Sheet, dated May 17, 2002, from J.P. Morgan Securities Inc.,
        JPMorgan Chase Bank, Goldman Sachs Credit Partners L.P., Citibank, N.A. and Salomon
        Smith Barney Inc. to the Registrant (incorporated by reference to Exhibit 10.20 to the
        Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.21  Form of Credit Agreement governing the five year term loan and revolving credit facility, to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.21 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))**

 10.22  Form of Credit Agreement governing the 364 day revolving credit facility, to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.22 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))**

 10.23  Form of Credit Agreement governing the bridge credit facility, to be entered into among the
        Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent
        (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.24  Form of Assignment and Assumption Agreement, between the Registrant and PAID
        Prescriptions, L.L.C. (incorporated by reference to Exhibit 10.24 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))

 12.1   Statement of Consolidated Ratio of Earnings to Fixed Charges**

 16.1   Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated April 17,
        2002 (incorporated by reference to Exhibit 16.1 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 21.1   List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 23.1   Consent of Arthur Andersen LLP, dated May 21, 2002**

 23.2   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)

 23.3   Consent of PricewaterhouseCoopers LLP, dated July 8, 2002

 24.1   Power of Attorney (included on signature page to Registration Statement)**

 24.2   Power of Attorney**

 25.1   Statement of Eligibility of U.S. Bank Trust National Association, as trustee under the indenture**

 99.1   Letter from the Registrant to the Securities and Exchange Commission, dated July 9, 2002, relating to Arthur Andersen LLP (incorporated by reference to Exhibit 99.2 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))

--------
**Previously filed.
+ Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.

Item 17.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Franklin Lakes, State of New Jersey, on July 9, 2002.


                                          MEDCO HEALTH SOLUTIONS, INC.

                                          By:         /S/  DAVID S. MACHLOWITZ
                                           ------------------------------------
                                                    David S. Machlowitz
                                                  Senior Vice President,
                                                    General Counsel and
                                                         Secretary


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



            Signature                         Title                   Date
            ---------                         -----                   ----

                *                Chairman, President and Chief    July 9, 2002
  ------------------------------   Executive Officer (Principal
         Richard T. Clark          Executive Officer)

                *                Chief Financial Officer and      July 9, 2002
  ------------------------------   Senior Vice President, Finance
          JoAnn A. Reed            (Principal Financial Officer)

                *                Vice President and Controller    July 9, 2002
  ------------------------------   (Principal Accounting Officer)
        Richard J. Rubino

                *                Director                         July 9, 2002
  ------------------------------
        Kenneth C. Frazier

                *                Director                         July 9, 2002
  ------------------------------
          Judy C. Lewent

  *By:  /S/  DAVID S. MACHLOWITZ                                  July 9, 2002
       David S. Machlowitz
         Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit
Number  Exhibit Description
------  -------------------
  1.1   Form of Underwriting Agreement**

  3.1   Amended and Restated Certificate of Incorporation of Medco Health Solutions, Inc.
        (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

  3.2   Bylaws of Medco Health Solutions, Inc. (incorporated by reference to Exhibit 3.2 to the
        Registrant's Registration Statement on Form S-1 (No. 333-86392))**

  4.1   Form of Indenture between the Registrant and U.S. Bank Trust National Association, as
        trustee**

  4.2   Form of   % Notes due 2007**

  4.3   Form of   % Notes due 2012**

  5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the notes being registered**

 10.1   Form of Medco Health Solutions, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.2   Form of Medco Health Solutions, Inc. Key Executive Severance Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (No. 333-
        86392))**

 10.3   Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))+**

 10.4   Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.4 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.5   Form of Managed Care Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

 10.6   Form of Transition Services Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form
        S-1 (No. 333-86392))**

 10.7   Form of Indemnification and Insurance Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.7 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.8   Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.8 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.9   Form of Patient Assistance Program Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.9 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 10.10  Form of eHealth Services Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.11  Form of Point of Care Data Services Agreement between Merck & Co., Inc. and the
        Registrant (incorporated by reference to Exhibit 10.11 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

Exhibit
Number  Exhibit Description
------  -------------------

 10.12  Form of Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.13  Form of Employee Matters Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.14  Form of Employee Leasing Agreement between Merck & Co., Inc. and the Registrant
        (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.15  Conditions of Employment of Richard T. Clark, dated August 14, 1972, and Amendment to
        Conditions of Employment, dated January 29, 1999 (incorporated by reference to Exhibit
        10.15 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.16  Key Employee Agreement of Timothy C. Wentworth, dated December 10, 1998, and
        Sandra E. Peterson, dated December 21, 1998 (incorporated by reference to Exhibit 10.16 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.17  Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated May 24,
        1993 (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement
        on Form S-1 (No. 333-86392))**

 10.18  Key Employee Agreement and Statement of Corporate Policy and Acknowledgement of
        Receipt of Roger A. Jones, dated February 19, 1991 (incorporated by reference to
        Exhibit 10.18 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.19  Description of the relocation loan of Timothy C. Wentworth (incorporated by reference to
        Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.20  Commitment Letter and Term Sheet, dated May 17, 2002, from J.P. Morgan Securities Inc.,
        JPMorgan Chase Bank, Goldman Sachs Credit Partners L.P., Citibank, N.A. and Salomon
        Smith Barney Inc. to the Registrant (incorporated by reference to Exhibit 10.20 to the
        Registrant's Registration Statement on Form S-1 (No. 333-86392))**

 10.21  Form of Credit Agreement governing the five year term loan and revolving credit facility, to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.21 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))**

 10.22  Form of Credit Agreement governing the 364 day revolving credit facility, to be entered into among the Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent (incorporated by reference to Exhibit 10.22 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))**

 10.23  Form of Credit Agreement governing the bridge credit facility, to be entered into among the
        Registrant, the lenders party thereto and JPMorgan Chase Bank, as administrative agent
        (incorporated by reference to Exhibit 10.23 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

 10.24  Form of Assignment and Assumption Agreement, between the Registrant and PAID
        Prescriptions, L.L.C. (incorporated by reference to Exhibit 10.24 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))

 12.1   Statement of Consolidated Ratio of Earnings to Fixed Charges**

 16.1   Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated April 17,
        2002 (incorporated by reference to Exhibit 16.1 to the Registrant's Registration Statement on
        Form S-1 (No. 333-86392))**

Exhibit
Number  Exhibit Description
------  -------------------

 21.1   List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant's Registration
        Statement on Form S-1 (No. 333-86392))**

 23.1   Consent of Arthur Andersen LLP, dated May 21, 2002**

 23.2   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)

 23.3   Consent of PricewaterhouseCoopers LLP, dated July 8, 2002

 24.1   Power of Attorney (included on signature page to Registration Statement)**

 24.2   Power of Attorney**

 25.1   Statement of Eligibility of U.S. Bank Trust National Association, as trustee under the indenture**

 99.1   Letter from the Registrant to the Securities and Exchange Commission, dated July 9, 2002, relating to Arthur Andersen LLP (incorporated by reference to Exhibit 99.2 to the Registrant's
        Registration Statement on Form S-1 (No. 333-86392))

--------
**Previously filed.
+ Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.

                                      3